
13001265


Serving

Serving *in a* BETTER WAY

Committed to being the industry leader in customer and investor satisfaction

NHC

NATIONAL HEALTHCARE CORPORATION

2012 ANNUAL REPORT

FINANCIAL AND HEALTHCARE HIGHLIGHTS

(in thousands, except per share data)	As of and for the Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating Data:					
Net operating revenues	$ 761,262	$ 773,537	$ 720,653	$ 673,202	$ 637,875
Total costs and expenses	(695,227)	(696,191)	(663,026)	(622,330)	(600,323)
Non-operating income	25,245	20,533	23,340	16,784	15,735
Income before income taxes	91,280	97,879	80,967	67,656	53,287
Income tax provision	(33,323)	(33,807)	(28,272)	(27,607)	(16,916)
Net income	57,957	64,072	52,695	40,049	36,371
Dividends to preferred stockholders	(8,671)	(8,671)	(8,673)	(8,673)	(8,673)
Net income available to common stockholders	49,286	55,401	44,022	31,376	27,698
Earnings per common share:					
Basic	$ 3.56	$ 4.02	$ 3.22	$ 2.31	$ 2.16
Diluted	3.49	3.90	3.22	2.31	2.11
Cash dividends declared:					
Per preferred share	$ .80	$ .80	$ .80	$ .80	$ .80
Per common share	2.20	1.18	1.10	1.02	.93
Balance Sheet Data:					
Total assets	$ 920,181	$ 870,424	$ 829,505	$ 788,532	$ 777,296
Accrued risk reserves	110,331	98,732	105,549	107,456	106,000
Long-term debt	10,000	10,000	10,000	10,000	10,000
Stockholders' equity	659,672	611,736	561,146	525,779	480,817
Other Data:					
Long Term Care Centers					
Total Operating Centers	75	75	77	76	76
Owned or Leased Centers	54	54	54	50	50
Centers Managed for Others	21	21	23	26	26
Total Licensed Beds	9,460	9,456	9,742	9,772	9,772
Beds Owned or Leased	7,298	7,294	7,338	6,858	6,858
Beds Managed for Others	2,162	2,162	2,404	2,914	2,914
Retirement					
Retirement Centers	6	6	7	7	7
Retirement Apartments	485	485	761	761	761
Assisted Living Units	653	653	620	921	921
Homecare					
Homecare Programs	37	36	36	33	32
Hospice					
Hospice Programs	25	25	23	23	16

LETTER FROM THE CHAIRMAN

In 2013, NHC continues its culture of "Serving in a Better Way." In 2004, we developed and implemented *The Better Way* as a daily reminder that we have the opportunity and responsibility to serve our patients and customers better today than we did yesterday. As part of this daily reminder, we have developed a list of 20 promises, along with talking points and examples of living each promise. Each day one of the 20 promises is reviewed by our partners in all of our locations. These promises continue to help us elevate our culture of compassionate care and secure our position as a quality of care leader in our communities. You will find these promises listed throughout this annual report.

During 2012, we were faced with numerous challenges with state and federal reimbursement and regulation changes, but we are pleased with our operating results. I believe 2013 will offer the same type of challenges as both state and federal governments continue to initiate budget adjustments in an attempt to deal with a slower than desired financial recovery. As we begin our 43rd year of operation, NHC remains firmly committed to an even higher level of service with constant improvement in customer and investor satisfaction.

In 2012, we experienced several development and growth accomplishments. We increased our ownership interest in Caris HealthCare, L.P., a hospice company, from 64.9% to 75.1%. In July, we announced our alliance with TriStar Health in middle Tennessee to focus on hospital readmissions and integrated intervention strategies. We initiated construction on two skilled nursing facility projects, a 90-bed center in Tullahoma, Tennessee and a 50-bed addition to our existing center in Lexington, South Carolina. In December, we announced an agreement to purchase six skilled health care centers from National Health Investors ("NHI"). The six centers have been leased by us since 1991 and have a total of 650 beds. This transaction will close on December 31, 2013.

In addition, we also announced the extension of our master lease with NHI through December 31, 2026 for 38 skilled health care centers and three independent living centers. Our growth will continue to be deliberate as we evaluate the effects of ongoing economic conditions and reimbursement changes.

EARNINGS AND FINANCIAL POSITION

Our net income available to common shareholders was $49,286,000 or $3.56 per share basic for the year ended December 31, 2012, compared to $55,401,000 or $4.02 per share basic for the year ended December 31, 2011, a decrease of 11.0%.

For comparative purposes, operating expenses for the 2011 year included a favorable result within our accrued risk reserves of $10,500,000 (approximately $6,825,000 after income taxes or $0.50 per common share basic), thus lowering the 2011 expense. Excluding this adjustment, the year ended December 31, 2012 would have reflected an increase of 4.5% in income before taxes and an increase of 1.5% in net income available to common shareholders (after taxes) compared to 2011.

The Center for Medicare and Medicaid services reduced reimbursement rates to nursing homes by 11.1% in fiscal year 2012, which resulted in a decrease of net operating revenues in 2012 of 1.6% from $773,537,000 to $761,262,000. Our occupancy and census mix continue to be strong at our skilled health care centers. In 2012, our occupancy remained above the national average at 90.1%. Private pay and Medicare revenue accounted for 75% of our total revenue in 2012 compared to 74% in 2011.

DIVIDENDS

The current quarterly dividend is $0.30 per common share and $0.20 per preferred share. NHC also distributed a one-time special dividend of $1.00 to common shareholders in December. We will continue to evaluate dividends for appropriateness.

FUTURE

NHC continues to evaluate expansion opportunities in all areas of senior care. In 2013, we expect to complete construction on the skilled nursing facility in Tullahoma, Tennessee and the skilled nursing addition in Lexington, South Carolina. We also plan to begin construction on 435 new or replacement beds in Tennessee as well as over 350 assisted living units in Tennessee, Georgia, and South Carolina. We also will continue our development of post-acute networks in selected markets.

Thank you for your continued trust and investment in NHC. On behalf of the over 12,500 full and part time partners at NHC, we want to assure you that we remain steadfast in our commitment to serve our customers and investors in a "Better Way."

Sincerely,



Robert G. Adams
Chairman and CEO



"As we begin our 43rd year of operation, NHC remains firmly committed to an even higher level of service with constant improvement in customer and investor satisfaction."

ROBERT G. ADAMS—CHAIRMAN AND CEO

Quality

Quality of Service

Growth in every area and an ever-increasing customer base are evidence that we offer a service that is *focused on quality.*

5 QUALITY INDICATORS

Focusing on quality is not new to NHC; in 2012, we entered our fifth decade of identifying, setting goals, measuring, and improving patient outcomes. We continue to excel in publicly reported data:

- Using the CMS 5 Star system 67% of NHC centers are rated overall 4 or 5 stars compared to 45% of American Health Care Association ("AHCA") centers.
- The government regulated quality measures reported on Nursing Home Compare show NHC exceeding the national average in 13 of the 18 measures.

While we are pleased to be the industry leader in many areas, we also know that continued performance improvement is necessary to meeting the higher expectations of our customers and the increasing demands of the health care system.

NHC joined the AHCA's quality initiative to focus on four measures that are important to improved patient care and satisfaction, but that will also provide significant improvements in the health care system.

- *Reducing hospital readmissions by 15% by March 2015*—NHC's readmission rate decreased by 9% in 2012.
- *Reducing the use of antipsychotics by 15% by December 2012*—NHC's use of antipsychotics decreased by 11%. (The industry rate decreased by 3.3%.)
- *Increasing staff stability by 15% by March 2015*—NHC's turnover percentage remains lower than our peers and has been stable for the last four years.
- *Increasing patient satisfaction >90% by March 2015*—96% of NHC centers rate above 90%; our customer satisfaction average improved 4% in 2012. Because we recognize the value in benchmarking our performance in this area, we will begin use of a nationally recognized customer satisfaction measurement system in 2013.

67%

of our centers are
CMS 4 or 5 star rated.

"I know he is taken care of in a clean and beautiful place, which puts my mind at ease when I am not here. If I have a problem, I know I can talk to any of the staff and we can resolve it. You all have become like family to me, I love all of you."

NHC GREENWOOD, SC CUSTOMER

CMS FIVE-STAR RATINGS

Operational Excellence [AHCA vs. NHC]



Four and Five Star Ratings %
80
70
60
50
40
30
20
10
0
45%
67%
AHCA
NHC



Average Overall Scores
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.11
3.81
AHCA
NHC

01 THE BETTER WAY
GREET YOU WITH A SMILE AND MAKE EYE CONTACT.

02 THE BETTER WAY
USE YOUR NAME ALWAYS.

03 THE BETTER WAY
ADDRESS YOUR NEEDS WITH A SENSE OF URGENCY.

04 THE BETTER WAY
"PUT MY HEART" INTO EVERYTHING I DO.

05 THE BETTER WAY
RESPECT YOUR PRIVACY, DIGNITY, AND CONFIDENTIALITY.

06 THE BETTER WAY
ANSWER THE TELE-PHONE WITHIN 3 RINGS AND WITH A "SMILE."

07 THE BETTER WAY
GIVE YOU AS MANY CHOICES AS I CAN.

Excellence

Innovative Care

The key to excellence is to always put the customer first and to execute our delivery of service at the highest level possible.

Striving for Excellence is part of our daily routine. Because of our commitment to constant improvement and our determination to "Serve in a Better Way," NHC's road to excellence will never end but will continue to climb to even greater results.

It is a great responsibility to provide exceptional care and services to each of our customers. At NHC, we have developed a system of internal reviews to identify areas of success and areas for potential improvement.

In 2012, NHC exceeded national averages in our customer satisfaction ratings, the number of four and five star centers as measured by CMS, and our health inspection surveys. In addition, several of our centers have been recognized by AHCA as Quality providers and 14 of our operations were recognized by the Tennessee Center for Performance Excellence.

Although great ratings and positive survey results are very important to everyone at NHC, the measure of our quest for excellence is from the success we achieve in caring for each of our patients and residents. Whether providing extensive rehabilitation following a surgical procedure, continuous care for a chronic illness or palliative care for patients who are dying, our staff of dedicated caregivers treats everyone with the care and dignity they deserve.

We employ more than

12,500

partners.

"I just wanted to send a pat on the back to your partners. Not only did they provide great care to my grandmother, but they took the time to love her. That meant the world to me."

NHC ATHENS, TN CUSTOMER

DEFICIENCIES PER SURVEY

NHC vs. National Average [2005-2012]



National Average
NHC
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
6.40
4.49
6.90
5.00
7.00
4.30
7.10
5.03
6.80
4.33
6.30
3.60
6.10
4.34
5.90
3.64
2005
2006
2007
2008
2009
2010
2011
2012

Happiness

Improving Lives

We believe that customer satisfaction isn't about business, but about relationship building and *making others happy through our promise* to care for our customers.

At NHC, customer service isn't just a phrase or an empty promise. It's a commitment to build relationships and make people happy through our promise to care for our patients and their health. We understand that without engaged and happy partners, we will not have happy customers.

NHC has recently trained all partners in the reality that everyone brings value to people. The training helped each partner focus on their purpose, as opposed to just their daily tasks. A large majority of our partners have completed their own purpose statement. Many have remarked that this process helped them to see their value and have a renewed sense of energy for their job in serving others.

NHC has created a new Better Way logo and Better Way pin to honor our partners. The pin incorporates the North Star and a compass design, which are both used for navigation. This design was selected to indicate that The Better Way culture is our navigational tool, guiding us in ways to be exceptional customer service providers. We look to our mission statement, our motto, our slogan, and our 20 promises to help guide us when it comes to taking care of our customers and our fellow partners. The Better Way has been our navigational customer service tool since 2004. Supervisors in all NHC locations are awarding the new Better Way pin to partners in recognition of their achievements and daily practices which exemplify The Better Way culture of care.

256

combined years of service by senior management. Average tenure of 28 years.

"I want to thank the entire staff for the professional and friendly way they go about their work everyday. They do not make it seem like work but rather a pleasure to serve both the patients and the family members. From the housekeeping staff, to the dieticians, to the kitchen staff, to the nurses, to the administration there is a true feeling of making someone's stay there as pleasant and productive as possible. The personal attention is nothing short of incredible."

NHC ATHENS, CUSTOMER

CUSTOMER AND PARTNER SATISFACTION INDEX

2002-2012



Customer
100.0
95.0
90.0
85.0
80.0
90.0
91.5
92.0
93.0
93.0
93.0
93.0
93.5
93.6
93.9
93.9
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

THE BETTER WAY

15 BE NEATLY DRESSED AND WELL GROOMED ACCORDING TO NHC STANDARDS.

THE BETTER WAY

16 RESPOND TO YOUR "NEEDS" RATHER THAN MAINTAINING MY SCHEDULE.

THE BETTER WAY

17 USE COMPASSION AS MY SECOND LANGUAGE.

THE BETTER WAY

18 ESCORT YOU TO YOUR DESTINATION.

THE BETTER WAY

19 RECOGNIZE THAT ALL YOUR CONCERNS ARE MAJOR.

THE BETTER WAY

20 MAINTAIN A POSITIVE ATTITUDE.



THE BETTER WAY
NHC

160

total operating locations in 11 states


4 New Hampshire
4 Massachusetts
2 Virginia
8 Kansas
15 Missouri
3 Kentucky
78 Tennessee
31 South Carolina
2 Georgia
3 Alabama
10 Florida

NHC
A SENIOR
CARE COMPANY
2012


NHC
Skilled Nursing Centers
Assisted Living
Independent Living
Rehabilitation
Pharmacy
HomeCare
Hospice
Accounting & Financial Services

LOCATIONS

Our business is long-term health care services. At December 31, 2012, we operated or managed 75 long-term health care centers with a total of 9,460 licensed beds. These numbers include 54 centers with 7,298 beds that we lease or own and 21 centers with 2,162 beds that we manage for others.

Our 17 assisted living centers (13 leased or owned and four managed) have 653 units (575 units leased or owned and 78 units managed).

Our six independent living centers (four leased or owned and two managed) have 485 retirement apartments (338 apartments leased or owned and 147 apartments managed).

We operate 37 homecare programs licensed in four states (Tennessee, South Carolina, Missouri and Florida) and provided 420,421 homecare patient visits to 16,290 patients in 2012.

We have a partnership agreement and a 75.1% non-controlling ownership interest in Caris HealthCare, LP ("Caris"), a business that specializes in hospice care services in NHC owned health care centers and in other settings. Caris provides hospice care to over 1,250 patients per day in 25 locations in Tennessee, South Carolina, and Virginia.


2012

FORM 10-K

NHC

NATIONAL HEALTHCARE CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File No. 001-13489

NHC

NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its Corporate Charter)

Delaware	**52-2057472**
(State of Incorporation)	*(I.R.S. Employer I.D. No.)*

100 Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)
Telephone Number: **615-890-2020**

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	*Name of Each Exchange on which Registered*
Shares of Common Stock	**NYSE MKT**
Shares of Preferred Cumulative Convertible Stock	**NYSE MKT**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates on June 30, 2012 (based on the closing price of such shares on the NYSE MKT) was approximately $308 million. For purposes of the foregoing calculation only, all directors, named executive officers and persons known to the Registrant to be holders of 5% or more of the Registrant's Common Stock have been deemed affiliates of the Registrant.

The number of shares of Common Stock outstanding as of February 12, 2013 was 14,158,127.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K:

The Registrant's definitive proxy statement for its 2013 shareholder's meeting.

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS

General Development of Business

National HealthCare Corporation, which we also refer to as NHC or the Company, began business in 1971. Our principal business is the operation of long-term health care centers with associated assisted living and independent living centers. Our business activities include providing subacute skilled and intermediate nursing and rehabilitative care, senior living services, and home health care services. We also have a non-controlling ownership interest in a hospice care business that services NHC owned health care centers and others. In addition, we provide management services, accounting and financial services and insurance services to third party owners of health care facilities. We operate in 11 states, and our owned and leased properties are located primarily in the southeastern United States.

Narrative Description of the Business

Our business is long-term health care services. At December 31, 2012, we operate or manage 75 long-term health care centers with a total of 9,460 licensed beds. These numbers include 54 centers with 7,298 beds that we lease or own and 21 centers with 2,162 beds that we manage for others. Of the 54 leased or owned centers, 34 are leased from National Health Investors, Inc. ("NHI").

Our 17 assisted living centers (13 leased or owned and four managed) have 653 units (575 units leased or owned and 78 units managed).

Our six independent living centers (four leased or owned and two managed) have 485 retirement apartments (338 apartments leased or owned and 147 apartments managed).

We operate 37 homecare programs licensed in four states (Tennessee, South Carolina, Missouri and Florida) and provided 420,421 homecare patient visits to 16,290 patients in 2012.

We have a partnership agreement and a 75.1% non-controlling ownership interest in Caris Healthcare, LP ("Caris"), a business that specializes in hospice care services in NHC owned health care centers and in other settings. Caris provides hospice care to over 1,250 patients per day in 25 locations in Tennessee, South Carolina, and Virginia.

We previously provided hospice services under the name of Solaris Hospice, LLC ("Solaris"), a wholly-owned subsidiary of NHC, in which we owned and operated eight hospice programs. Effective January 1, 2012, we contributed our eight Solaris hospice programs to Caris for an additional 2.7% non-controlling ownership interest.

We operate specialized care units within certain of our healthcare centers such as Alzheimer's disease care units, sub-acute nursing units and a number of in-house pharmacies. Similar specialty units are under consideration at a number of our centers, as well as free standing projects.

Long-Term Care Services and Net Operating Revenues. Health care services we provide include a comprehensive range of services. In fiscal 2012, 92.7% of our net operating revenues was derived from such health care services. Highlights of health care services activities during 2012 were as follows:

A. **Long-Term Health Care Centers.** The most significant portion of our business and the base for our other long-term health care services is the operation of our skilled nursing centers. In our centers, experienced medical professionals provide medical services prescribed by physicians. Registered nurses, licensed practical nurses and certified nursing assistants provide comprehensive, individualized nursing care 24 hours a day. In addition, our centers provide licensed therapy services, quality nutrition services, social services, activities, and housekeeping and laundry services. We own or lease and operate 54 long-term health care centers as of December 31, 2012. We manage 21 centers for third party owners. Revenues from the 54 centers we own or lease are reported as net patient revenues in our financial statements. Management fee income is recorded as other revenues from the 21 facilities that we manage. We generally charge 6% to 7% of facility net revenues for our management services. Average occupancy in long-term health care centers we operate was 90.1% during the year ended December 31, 2012.

B. **Rehabilitative Services.** We provide therapy services through Professional Health Services, a division of NHC. Our licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from strokes, heart attacks, orthopedic conditions, neurological illnesses, or other illnesses, injuries or disabilities. We maintained a rehabilitation staff of over 1,100 highly trained, professional therapists in 2012. The majority of our rehabilitative services are for patients in our owned and managed long-term care centers. However, we also provide services to over 80 additional health care providers. Our rates for these services are competitive with other market rates.

C. **Medical Specialty Units.** All of our long-term care centers participate in the Medicare program, and we have expanded our range of offerings by the creation of center-specific medical specialty units such as our Alzheimer's disease care units and subacute nursing units. Our trained staff provides care for Alzheimer's patients in early, middle and advanced stages of the disease. We provide specialized care and programming for persons with Alzheimer's or related disorders in dedicated units within many of our skilled nursing centers. Our specialized rehabilitation programs are designed to shorten or eliminate hospital stays and help to reduce the cost of quality health care. We develop individualized patient care plans to target appropriate medical and functional planning objectives with a primary goal where feasible for a return to home or a similar environment.

D. **Managed Care Contracts.** We operate five regional contract management offices, staffed by experienced case managers who contract with managed care organizations (MCO's) and insurance carriers for the provision of subacute and other medical specialty services within a regional cluster of our owned and managed centers. Managed care patient days were 156,827 in 2012, 143,223 in 2011, and 116,973 in 2010.

E. **Assisted Living Centers.** Our assisted living centers are dedicated to providing personal care services and assistance with general activities of daily living such as dressing, bathing, meal preparation and medication management. We perform resident assessments to determine what services are desired or required and our qualified staff encourages residents to participate in a range of activities. We own or lease 13 and manage four assisted living centers. Of these 17 centers, 11 are located within the physical structure of a skilled nursing center or retirement center and six are freestanding. In 2012, the rate of occupancy was 85.9%. Certificates of Need are not required to build these projects and we believe that overbuilding has occurred in some of our markets.

F. **Retirement Centers.** Our four owned or leased and two managed retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. In most cases, retirement centers also include long-term health care facilities, either in contiguous or adjacent licensed health care centers. Charges for services are paid from private sources without assistance from governmental programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a Certificate of Need such as is required for health care centers. We have, in several cases, developed retirement centers adjacent to our health care properties with an initial construction of 40 to 80 units and which units are rented by the month; thus these centers offer an expansion of our continuum of care. We believe these retirement units offer a positive marketing aspect of our health care centers.

We have one owned retirement center which is a "continuing care community", where the resident pays a substantial endowment fee and a monthly maintenance fee. The resident then receives a full range of services - including nursing home care - without additional charge.

G. **Homecare Programs.** Our home health care programs (we call them homecare) assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities. Registered and licensed practical nurses and therapy professionals provide skilled services such as infusion therapy, wound care and physical, occupational and speech therapies. Home health aides may assist with daily activities such as assistance with walking and getting in and out of bed, personal hygiene, medication assistance, light housekeeping and maintaining a safe environment. NHC operates 37 homecare licensed and Medicare-certified offices in four states (Tennessee, South Carolina, Missouri and Florida) and some of our homecare patients are previously discharged from our long-term health care centers. Medicare reimbursement for homecare services is paid under a prospective payment system.

Under this payment system, we receive a prospectively determined amount per patient per 60 day episode as defined by Medicare guidelines. Medicare episodes increased from 20,100 in 2011 to 20,374 in 2012. Patients served increased from 14,700 in 2011 to 16,290 in 2012. Visits increased from 418,000 in 2011 to 420,421 in 2012.

H. **Pharmacy Operations.** At December 31, 2012, we operated four regional pharmacy operations (one in east Tennessee, one in central Tennessee, one in South Carolina, and one in Missouri). These pharmacy operations use a central location to supply (on a separate contractual basis) pharmaceutical services (consulting and medications) and supplies. Regional pharmacies bill Medicare Part D Prescription Drug Plans (PDPs) electronically and directly for inpatients who have selected a PDP. Our regional pharmacies currently serve 49 owned facilities, seven managed facilities, and 13 trade entities.

Other Revenues. We generate revenues from management, accounting and financial services to third party owners of healthcare facilities, from insurance services to our managed centers, and from rental income. In fiscal 2012, 7.3% of our net operating revenues were derived from such other sources. The significant sources of our other revenues are described as follows:

A. **Management, Accounting and Financial Services.** We provide management services to long-term health care centers, assisted living centers and independent living centers operated by third party owners. We typically charge 6% to 7% of the managed centers' revenues as a fee for these services. Additionally, we provide accounting and financial services to other long-term care or related types of entities for small operators or not-for-profit entities. No management services are provided for entities in which we provide accounting and financial services. As of December 31, 2012, we perform management services for 27 centers and accounting and financial services for 28 centers.

B. **Insurance Services.** NHC owns a Tennessee domestic licensed insurance company. The company is licensed in several states and provides workers' compensation coverage to the majority of NHC operated and managed facilities in addition to other nursing homes, assisted living and retirement centers. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned and managed centers. This company elects to be taxed as a domestic subsidiary. We also self-insure our employees' (referred to as "partners") health insurance benefit program at a cost we believe is less than a commercially obtained policy. Finally, we operate a long-term care insurance division, which is licensed to sell commercially underwritten long-term care policies.

C. **Rental Income.** The healthcare properties currently owned and leased to third party operators include nine skilled nursing facilities and four assisted living communities. The rental agreements were renewed in 2011 and continue for a five-year period ending on December 31, 2015.

Non-Operating Income. We generate non-operating income from equity in earnings of unconsolidated investments, from dividends and realized gains and losses on marketable securities, interest income, and other miscellaneous non-operating income. The significant source of non-operating income is described as follows:

A. **Equity in Earnings of Unconsolidated Investments.** Earnings from investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Our most significant equity method investment is a 75.1% non-controlling ownership interest in Caris, a business that specializes in hospice care services in NHC owned health care centers and in other settings. Caris currently has sixteen locations in Tennessee, eight locations in South Carolina, and one location in Virginia.

Development and Growth

We are undertaking to expand our long-term care operations while protecting our existing operations and markets. The following table lists our recent construction and purchase activities.

Type of Operation	Description	Size	Location	Placed in Service
Skilled Nursing	New Facility	120 Beds	Bluffton, SC	January, 2010
Assisted Living	New Facility	45 Units	Mauldin, SC	March, 2010
Homecare	Acquisition	353 ADC	Columbia, Rock Hill, and Summerville, SC	May, 2010
Skilled Nursing	Acquisition	120 Beds	Macon, MO	December, 2010
Skilled Nursing	Acquisition	120 Beds	Osage Beach, MO	December, 2010
Skilled Nursing	Acquisition	120 Beds	Springfield, MO	December, 2010
Assisted Living	New Facility	75 Units	Columbia, SC	May, 2011
Assisted Living	Addition	46 Units	Franklin, TN	June, 2011
Hospice	Acquisition	Additional 7.5% interest in Caris HealthCare LP	Knoxville, TN	December, 2011
Hospice	Acquisition	Additional 7.5% interest in Caris HealthCare LP	Knoxville, TN	June, 2012

In August 2012, we began construction on a 90-bed skilled nursing facility in Tullahoma, Tennessee. This facility is expected to be completed during the third quarter of 2013. Also, in November 2012, we began construction on a 50-bed skilled nursing addition to NHC Lexington in Lexington, South Carolina. In 2013, we expect to begin construction of a 92-bed skilled nursing facility and 48-unit assisted living facility in Sumner County, Tennessee.

In addition, we engaged in a joint venture with RSF Partners, Inc., and Flournoy Development, Inc. to build and operate an 85-unit assisted living community ("Camellia Walk") in Augusta, Georgia. Camellia Walk should begin construction in 2013 and open in the first quarter of 2014.

We also entered into a joint venture with Reliant Healthcare, LLC to develop and operate a 14-bed psychiatric hospital focusing on geriatric care in Osage Beach, Missouri. This project is projected to open in 2014.

Long-Term Health Care Centers

The health care centers operated by our subsidiaries provide in-patient skilled and intermediate nursing care services and in-patient and out-patient rehabilitation services. Skilled nursing care consists of 24-hour nursing service by registered or licensed practical nurses and related medical services prescribed by the patient's physician. Intermediate nursing care consists of similar services on a less intensive basis principally provided by non-licensed personnel. These distinctions are generally found in the long-term health care industry although for Medicaid reimbursement purposes, some states in which we operate have additional classifications, while in other states the Medicaid rate is the same regardless of patient classification. Rehabilitative services consist of physical, speech, and occupational therapies, which are designed to aid the patient's recovery and enable the patient to resume normal activities.

Each health care center has a licensed administrator responsible for supervising daily activities, and larger centers have assistant administrators. All have medical directors, a director of nurses and full-time registered nurse coverage. All centers provide physical therapy and most have other rehabilitative programs, such as occupational or speech therapy. Each facility is located near at least one hospital and is qualified to accept patients discharged from such hospitals. Each center has a full dining room, kitchen, treatment and examining room, emergency lighting system, and sprinkler system where required. Management believes that all centers are in compliance with the existing fire and life safety codes.

We provide centralized management and support services to NHC operated health care nursing centers. The management and support services include operational support through the use of regional vice presidents and regional nurses, accounting and financial services, cash management, data processing, legal, consulting and services in the area of rehabilitative care. Our personnel are employed by our administrative services affiliate, National Health Corporation

("National"), which is also responsible for overall services in the area of personnel, loss control, insurance, education and training. We reimburse the administrative services contractor by paying all the costs of personnel employed for our benefit as well as a fee. National is wholly owned by the National Health Corporation Employee Stock Ownership Plan and provides its services only to us.

We provide management services to centers operated under management contracts and offsite accounting and financial services to other third party owners, all pursuant to separate contracts. The term of each contract and the amount of the management fee or accounting and financial services fee is determined on a case-by-case basis. Typically, we charge 6% to 7% of net revenues of the managed centers for our management contracts and specific item fees for our accounting and financial service agreements. The initial terms of the contracts range from two years to ten years. In certain contracts, we maintain a right of first refusal should the owner desire to sell a managed center.

Long-Term Care Center Occupancy Rates

The following table shows certain information relating to occupancy rates for our owned and leased long-term health care centers:

	Year Ended December 31,		
	2012	2011	2010
Overall census	90.1%	90.6%	92.0%

Occupancy rates are calculated by dividing the total number of days of patient care provided by the number of patient days available (which is determined by multiplying the number of licensed beds by 365 or 366).

Customers and Sources of Revenues

No individual customer or related group of customers accounts for a significant portion of our revenues. We do not expect the loss of a single customer or group of related customers would have a material adverse effect.

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31,		
Source	2012	2011	2010
Medicare	42%	44%	42%
Private Pay, Managed Care, and Other	33%	30%	31%
Medicaid/Intermediate	19%	19%	19%
Medicaid/Skilled	6%	7%	8%
Total	100%	100%	100%

The source and amount of the revenues are further dependent upon (i) the licensed bed capacity of our health care centers, (ii) the occupancy rate of the centers, (iii) the extent to which the rehabilitative and other skilled ancillary services provided at each center are utilized by the patients in the centers, (iv) the mix of private pay, Medicare and Medicaid patients, and (v) the rates paid by private paying patients and by the Medicare and Medicaid programs.

We attempt to attract an increased percentage of private and Medicare patients by providing rehabilitative services and increasing the marketing of those services through market areas and "Managed Care Offices", of which five were open at December 31, 2012. These services are designed to speed the patient's recovery and allow the patient to return home as soon as it is practical. In addition to educating physicians and patients to the advantages of the rehabilitative services, we have also implemented incentive programs which provide for the payment of bonuses to our regional and center personnel if they are able to achieve private and Medicare goals at their centers.

Medicare is a health insurance program for the aged and certain other chronically disabled individuals operated by the federal government. Medicare covers nursing home services for beneficiaries who require nursing care and/or rehabilitation services following a hospitalization of at least three consecutive days. For each eligible day a Medicare beneficiary is in a long-term health care center, Medicare pays the facility a daily payment, subject to adjustment for certain factors such as wage index in the particular geographic area. The payment covers all services provided by the long-term care center for the beneficiary that day, including room and board, nursing, therapy and drugs, as well as an estimate of capital-related costs to deliver those services.

Private pay, managed care, and other sources include commercial insurance, individual patient funds, managed care plans and the Veterans Administration. Although payment rates vary among these sources, market forces and costs largely determine these rates. Private paying patients, private insurance carriers and the Veterans Administration generally pay on the basis of the center's charges or specifically negotiated contracts.

Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. The states in which we operate currently use prospective cost-based reimbursement systems. Under cost-based reimbursement systems, the long-term care center is reimbursed for the reasonable direct and indirect allowable costs it incurred in a base year in providing routine resident care services as defined by the program.

Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress continually passes laws that effect major or minor changes in the Medicare and Medicaid programs.

Regulation and Licenses

Health care is an area of extensive regulatory oversight and frequent regulatory change. The federal government and the states in which we operate regulate various aspects of our business. These regulatory bodies, among other things, require us annually to license our skilled nursing facilities, assisted living facilities in some states and other health care businesses, including home health and hospice agencies. In particular, to operate nursing facilities and provide health care services we must comply with federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, building codes and environmental protection.

Governmental and other authorities periodically inspect our skilled nursing facilities and home health and hospice agencies to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs, and to continue our participation in the Veterans Administration program. We can only participate in other third-party programs if our facilities pass these inspections. In addition, these authorities inspect our record keeping and inventory control.

From time to time, we, like others in the health care industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil money penalties and/or other operating restrictions. If our skilled nursing facilities and home health and hospice agencies fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our licenses.

Local and state health and social service agencies and other regulatory authorities specific to their location regulate, to varying degrees, our assisted living facilities. Although regulations and licensing requirements vary significantly from state to state, they typically address, among other things, personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. If assisted living facilities fail to comply with licensing requirements, these facilities could lose their licenses. Most states also subject assisted living facilities to state or local building codes, fire codes and food service licensure or certification requirements. In addition, the manner and extent to which the assisted living industry is regulated at federal and state levels are evolving.

Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of our health care businesses may have a significant impact on our operations.

In all states in which we operate, before a long-term care facility can make a capital expenditure exceeding certain specified amounts or construct any new long-term health care beds, approval of the state health care regulatory agency or agencies must be obtained and a Certificate of Need issued. The appropriate state health planning agency must review the Certificate of Need according to state specific guidelines before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a certificate of need in any particular instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full scale certificate of need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds, services offered and, in some cases, reimbursement rates at the facility.

While there are currently no significant legislative proposals to eliminate certificates of need pertaining to long-term care pending in the states in which we do business, deregulation in the certificate of need area would likely result in increased competition among nursing home companies and could adversely affect occupancy rates and the supply of licensed and certified personnel.

Medicare and Medicaid Participation

All health care centers, owned, leased or managed by us are certified to participate in Medicare. Health care centers participating in Medicare are known as SNFs ("Skilled Nursing Facilities"). All but five of our affiliated nursing centers participate in Medicaid. All of our homecares (Home health agencies) participate in Medicare, which comprises over 90% of their revenue. Homecares also participate in Medicaid.

During the fiscal year, we received payments from Medicare and, if participating, from Medicaid. We record as receivables the amounts we ultimately expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts actually received at the time of interim or final settlements. Adjustments have not had a material adverse effect within the last three years.

Certifications and Participation Requirements; Efforts to Impose Reduced Payments

Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to restrict further, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at our nursing centers would result in denial of Medicare and Medicaid payments which would likely result in a significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted payments resulting in lost revenue for specific patients. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. For the fiscal year ended December 31, 2012, we derived 42% and 25% of our net patient revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare and Medicaid programs could have a material adverse effect on our profitability. We are unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on our operations. No assurance can be given that such reforms will not have a material adverse effect on us.

Medicare Legislation and Regulations

Federal Health Care Reform

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act ("PPACA" or, commonly, "ACA") and the Health Care and Education Reconciliation Act of 2010 ("HCERA"), which represents significant changes to the current U.S. health care system (collectively the "Acts"). The primary goals of the Acts are to: (1) expand coverage to Americans without health insurance, (2) reform the delivery system to improve quality and drive efficiency, (3) and to lower the overall costs of providing health care. The timeline of the enacted provisions span over several years – some of the provisions were effective immediately in 2010 and others will be phased in through 2020.

The U.S. Supreme Court has since issued its ruling on the constitutionality of a key provision in the ACA, which is the requirement that every American maintain a minimum level of health coverage or pay a penalty beginning in 2014. The Supreme Court upheld the constitutionality of the "individual mandate", holding that the penalty for not doing so could reasonably be interpreted as a tax, which the Constitution permits. The ruling also permits the federal government to pursue a broad expansion of the Medicaid program, but the ruling gives the states the maximum flexibility on whether to do so. In preparation for the Medicaid coverage expansion to occur in 2014, the current Administration is expected to release a host of regulations and an array of new taxes and fees. It is uncertain at this time the effect the Acts, their modifications, or Medicaid expansion will have on our future results of operations or cash flows.

In August 2011 and pursuant to the Budget Control Act of 2011, Congress created a 12–member bipartisan committee called the Joint Select Committee on Deficit Reduction, or the Joint Committee. The Joint Committee was charged with issuing a formal recommendation by November 23, 2011 on how to reduce the federal deficit by at least $1.5 trillion over the next ten years. The Committee concluded their work in November 2011 and was not able to reach a bipartisan agreement before the Committee's deadline period. This failure by the Committee is scheduled to trigger automatic reductions in discretionary and mandatory spending (known as "sequestration") starting in 2013, including reductions of not more than 2% to payments to Medicare providers.

On January 3, 2013, Congress passed the American Taxpayer Relief Act of 2012 to avert the so-called fiscal cliff. Among the legislation was the delay of sequestration and the automatic Medicare spending cuts scheduled to begin January 1, 2013. This current legislation delays sequestration for two months until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement. However, such impact may be adverse and material to our future results of operations and cash flows.

Skilled Nursing Facilities (SNFs)

SNF PPS - Medicare is uniform nationwide and reimburses nursing centers under a fixed payment methodology named the Skilled Nursing Facility Prospective Payment System ("SNF PPS"). PPS is an acuity based classification system that uses nursing and therapy indexes adjusted by geographical wage indexes to calculate per diem rates for each Medicare patient. Payment rates are updated annually and are generally increased or decreased each October when the federal fiscal year begins. The acuity classification system is named RUGs (Resource Utilization Groups IV). There are currently 67 classifications of RUG groups.

In July 2012, Centers for Medicare and Medicaid Services ("CMS") released its skilled nursing facility PPS update for the fiscal year 2013, which began October 1, 2012. The notice provides a 1.8% rate update, which reflects a 2.5% market basket increase that is reduced under the ACA by a 0.7% multifactor productivity adjustment. CMS estimates the update will increase overall payments to skilled nursing facilities in fiscal year 2013 by $670 million compared to fiscal year 2012 levels. The notice also provides an update to certain fiscal year 2012 policy changes involving recalibration of the parity adjustment, reallocation of group therapy time, and changes to the MDS 3.0 patient assessment instrument. The effect of the 2013 PPS rate update on our revenues is dependent upon our census and the mix of our patients at the PPS pay rates.

CMS' 2012 final rule, which began October 1, 2011, provided for a net 11.1% reduction in PPS payments to skilled nursing facilities. The fiscal year 2012 rule also adjusted the method by which group therapy is counted for reimbursement purposes, and changes the timing in which patients who received therapy must be reassessed for purposes of determining their RUG category. We anticipated that, assuming other factors remained constant, CMS's reduced reimbursement rates for its fiscal year 2012 would have a significant and adverse effect on our results of operations when compared to the periods in CMS's fiscal year 2011. We estimated the resulting decrease in revenue would be approximately $24,000,000 annually, or $6,000,000 per quarter. Furthermore, changes in government requirements for providing therapy services were estimated to increase our operating costs by approximately $6,000,000 annually, or $1,500,000 per quarter. Our results differed from our estimates because of an improved patient mix and because of the implementation of cost saving measures.

With the passing of the American Taxpayer Relief Act of 2012, the scheduled spending cuts of not more than 2% for Medicare skilled nursing facility payments were delayed until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement.

Homecares (HHAs)

HH PPS - Medicare is uniform nationwide and reimburses homecares under a fixed payment methodology named the Home Health Prospective Payment System ("HH PPS"). Generally, Medicare makes payments under the HH PPS on the basis of a national standardized 60-day episode payment, adjusted for case mix and geographical wage index. Payment rates are updated at the beginning of each calendar year. The acuity classification system is named HHRGs (Home Health Resource Groups).

In January 2012, we received a decrease in the overall HH PPS base rate of 2.4%. The 2.4% rate reduction impacted individual providers unevenly. CMS eliminated hypertension as a factor in the calculation, reduced the weights on therapy episodes, and increased the weights on non-therapy episodes. We estimated the effect of the revenue decrease for NHC homecare programs to be approximately $2,600,000 annually, or $650,000 per quarter.

In November 2012, CMS issued a final rule to update and revise reimbursement rates for the calendar year 2013. The final rule includes a 2.3% market basket increase, a 1% reduction mandated by the ACA, and a negative 1.32% case-mix adjustment. The net effect of these changes is a 0.04% decrease in the base rate. Additionally, the wage index was updated which impacts providers differently depending on their geographic location and changes were made to outlier eligibility standards. In total, CMS estimates that the effect of these changes will result in a 0.01% reduction in reimbursement to home health providers.

With the passing of the American Taxpayer Relief Act of 2012, the scheduled spending cuts of not more than 2% for Medicare home health payments were delayed until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement.

Medicaid Legislation and Regulations

Skilled Nursing Facilities (SNF)

State Medicaid plans subject to budget constraints are of particular concern to us given the repeal of the Boren Amendment by the Balance Budget Act of 1997. The Boren Amendment provided fair reimbursement protection to nursing facilities. Changes in federal funding and pressure on certain provider taxes coupled with state budget problems have produced an uncertain environment. Industry studies predict the Medicaid crisis will continue with a state required contribution to Medicare Part D and anticipated budget deficits. States will more likely than not be unable to keep pace with nursing center inflation. States are under pressure to pursue other alternatives to long term care such as community and home-based services.

Beginning January 1, 2012, the state of Tennessee implemented a 4.25% rate reduction for their Medicaid program. On May 14, 2012 and effective retroactively to January 1, 2012, Tennessee's legislation voted to restore 1.75% of the 4.25% rate reduction; thus leaving a net 2.5% rate reduction for the first six months of 2012. Effective July 1, 2012 and for the fiscal year 2013, the state of Tennessee implemented specific individual nursing facility rate increases. We estimate the resulting increase in revenue beginning July 1, 2012 will be approximately $3,500,000 annually, or $875,000 per quarter.

In February 2012 and effective retroactively to October 1, 2011, the state of Missouri's Medicaid program announced a net $6.00 per patient day increase in their Medicaid rates. We estimated the resulting increase in revenue of approximately $1,720,000 annually, or $430,000 per quarter. There was no rate increase or decrease implemented as of October 1, 2012 for the Medicaid program in the state of Missouri.

There was no rate increase or decrease implemented for the fiscal year beginning October 1, 2011 for the Medicaid program in the state of South Carolina. Effective October 1, 2012 and for the fiscal year 2013, South Carolina implemented specific individual nursing facility rate increases. We estimate the resulting increase in revenue beginning October 1, 2012 will be approximately $1,660,000 annually, or $415,000 per quarter.

Competition

In most of the communities in which we operate health care centers, there are other health care centers with which we compete. We own, lease or manage (through subsidiaries) 75 long-term health care facilities located in 10 states. Each of these states are certificate of need states which generally requires the state to approve the opening of any new long-term health care facilities. There are hundreds of operators of long-term health care facilities in each of these states and no single operator, including us, dominates any of these state's long-term health care markets, except for some small rural markets which might have only one long-term health care facility. In competing for patients and staff with these centers, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our health care centers are important in obtaining patients, since members of the patient's family generally participate to a greater extent in selecting health care centers than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative as well as skilled care services at our centers, we are able to broaden our patient base and to differentiate our centers from competing health care centers.

Our homecares compete with other home health agencies (HHA's) in most communities we serve. Competition occurs for patients and employees. Our homecares depend on hospital and physician referrals and reputation in order to maintain a healthy census.

As we expand into the assisted living market, we monitor proposed or existing competing assisted living centers. Our development goal is to link our health care centers with our assisted living centers, thereby obtaining a competitive advantage for both.

We experience competition in employing and retaining nurses, technicians, aides and other high quality professional and non-professional employees. In order to enhance our competitive position, we have an educational tuition loan program, an American Dietetic Association approved internship program, a specially designed nurse's aide training class, and we make financial scholarship aid available to physical therapy vocational programs. We support the Foundation for Geriatric Education. We also conduct an "Administrator in Training" course, 24 months in duration, for the professional training of administrators. Presently, we have four full-time individuals in this program. Four of our six regional vice presidents and 50 of our 75 health care center administrators are graduates of this program.

We experience competition in providing management and accounting services to other long-term health care providers. Those services are provided primarily to owners with whom we have had previous involvement through ownership or leasing arrangements. Our insurance services are provided primarily to centers for which we also provide management and/or accounting services.

Our employee benefit package offers a tuition reimbursement program. The goal of the program is to insure a well-trained qualified work force to meet future demands. While the program is offered to all disciplines, special emphasis has been placed on supporting students in nursing and physical therapy programs. Students are reimbursed at the end of each semester after presenting tuition receipts and grades to management. The program has been successful in providing a means for many bright students to pursue a formal education.

Employees

As of December 31, 2012, our Administrative Services Contractor plus our managed centers had approximately 12,570 full and part time employees, who we call "Partners". No employees are represented by a bargaining unit. We believe our current relations with our employees are good.

Investor Information

We file reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information we have filed electronically. We maintain an internet site at www.nhccare.com. We publish to this website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the website:

- The NHC Code of Ethics. This Code has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHC Valuesline", which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.

- The NHC Restated Audit Committee Charter.
- The NHC Compensation Committee Charter.
- The NHC Nomination and Corporate Governance Committee Charter

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10-K. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. The risks described below are not the only risks facing us. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations and cash flows.

Risks Relating to Our Company

We depend on reimbursement from Medicare, Medicaid and other third-party payors and reimbursement rates from such payors may be reduced. We derive a substantial portion of our revenue from third-party payors, including the Medicare and Medicaid programs. For the year ended December 31, 2012, we derived approximately 67% of our net patient revenues from the Medicare, Medicaid and other government programs. Third-party payor programs are highly regulated and are subject to frequent and substantial changes. Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for our services has in the past, and could in the future, result in a substantial reduction in our revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because additional documentation is necessary or because certain services were not covered or were not reasonable and medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to health care providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private health care insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by us, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our liquidity, financial condition and results of operations. It is possible that the effects of further refinements to PPS that result in lower payments to us or cuts in state Medicaid funding could have a material adverse effect on our results of operations. See Item 1, "Business – Regulation and Licenses" and "Medicare Legislation and Regulations" and "Medicaid Legislation and Regulations".

We conduct business in a heavily regulated industry, and changes in, or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability. In the ordinary course of our business, we are regularly subject to inquiries, investigations and audits by federal and state agencies to determine whether we are in compliance with regulations governing the operation of, and reimbursement for, skilled nursing, assisted living and independent living facilities, hospice, home health agencies and our other operating areas. These regulations include those relating to licensure, conduct of operations, ownership of facilities, construction of new and additions to existing facilities, allowable costs, services and prices for services. In particular, various laws, including federal and state anti-kickback and anti-fraud statutes, prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under federal and/or state health care programs such as Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by federal governmental programs. Sanctions for violating the anti-kickback and anti-fraud statutes include criminal penalties and civil sanctions, including fines and possible exclusion from governmental programs such as Medicare and Medicaid.

In addition, the Stark Law broadly defines the scope of prohibited physician referrals under federal health care programs to providers with which they have ownership or other financial arrangements. Many states have adopted, or are considering, legislative proposals similar to these laws, some of which extend beyond federal health care programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician referrals regardless of the source of the payment for the care. These laws and regulations are complex and limited judicial or regulatory interpretation exists. We cannot assure you that governmental officials charged with responsibility for enforcing the provisions of these laws and regulations will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

The regulatory environment surrounding the long-term care industry has intensified, particularly for larger for-profit, multi-facility providers like us. The federal government has imposed extensive enforcement policies resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, denials of payment for new Medicare and Medicaid admissions and civil monetary penalties. If we fail to comply, or are perceived as failing to comply, with the extensive laws and regulations applicable to our business, we could become ineligible to receive government program reimbursement, be required to refund amounts received from Medicare, Medicaid or private payors, suffer civil or criminal penalties, suffer damage to our reputation in various markets or be required to make significant changes to our operations. We are also subject to federal and state laws that govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce the referral of patients to a particular provider for medical products and services. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in reimbursement programs and/or civil and criminal penalties. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed in default under some of our agreements, including agreements governing outstanding indebtedness. We also are subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

We have established policies and procedures that we believe are sufficient to ensure that our facilities will operate in substantial compliance with these anti-fraud and abuse requirements. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. Aggressive anti-fraud actions, however, have had and could have an adverse effect on our financial position, results of operations and cash flows. See Item 1, "Business - Regulation and Licenses".

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in certain federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our operations and financial condition.

We are required to comply with laws governing the transmission and privacy of health information. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within our Company and with third parties, such as payors, business associates and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, and security, privacy and enforcement. If we are found to be in violation of the privacy or security rules under HIPAA or other federal or state laws protecting the confidentiality of patient health information, we could be subject to criminal penalties and civil sanctions, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.

We are defendants in significant legal actions, which are commonplace in our industry, and which could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our liquidity and financial condition. As is typical in the health care industry, we are subject to claims that our services have resulted in resident injury or other adverse effects. We, like our industry peers, have experienced an increasing trend in the frequency and severity of professional liability and workers' compensation claims and litigation asserted against us. In some states in which we have significant operations, insurance coverage for the risk of punitive damages arising from professional liability claims and/or litigation may not, in certain cases, be available due to state law prohibitions or limitations of availability. We cannot assure you that we will not be liable for punitive damage awards that are either not covered or are in excess of our insurance policy limits. We also believe that there have been, and will continue to be, governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition.

Due to the rising cost and limited availability of professional liability and workers' compensation insurance, we are largely self-insured on all of these programs and as a result, there is no limit on the maximum number of claims or amount for which we or our insurance subsidiaries can be liable in any policy period. Although we base our loss estimates on independent actuarial analyses using the information we have to date, the amount of the losses could exceed our estimates. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted. In addition, our insurance coverage might not cover all claims made against us. If we are unable to maintain our current insurance coverage, if judgments are obtained in excess of the coverage we maintain, if we are required to pay uninsured punitive damages, or if the number of claims settled within the self-insured retention currently in place significantly increases, we could be exposed to substantial additional liabilities. We cannot assure you that the claims we pay under our self-insurance programs will not exceed the reserves we have set aside to pay claims. The number of claims within the self-insured retention may increase.

Recent legislation and the increasing costs of being publicly owned are likely to impact our future consolidated financial position and results of operations. In connection with the Sarbanes-Oxley Act of 2002, we are subject to rules requiring our management to report on the effectiveness of our internal control over financial reporting. If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information which could, in turn, have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant regulatory changes, including the Sarbanes-Oxley Act and rules and regulations promulgated as a result of the Sarbanes-Oxley Act, have increased, and in the future are likely to further increase, general and administrative costs. In order to comply with the Sarbanes-Oxley Act of 2002, the listing standards of the NYSE MKT exchange, and rules implemented by the Securities and Exchange Commission (SEC), we have had to hire additional personnel and utilize additional outside legal, accounting and advisory services, and may continue to require such additional resources. Moreover, in the rapidly changing regulatory environment in which we now operate, there is significant uncertainty as to what will be required to comply with many of the new rules and regulations. As a result, we may be required to spend substantially more than we currently estimate, and may need to divert resources from other activities, as we develop our compliance plans.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments in our accounting policies that could affect our financial statements. The Financial Accounting Standards Board, the SEC, or other accounting organizations or governmental entities issue new pronouncements or new interpretations of existing accounting standards that sometimes require us to change our accounting policies and procedures. Future pronouncements or interpretations could require us to change our policies or procedures and have a significant impact on our future financial statements.

By undertaking to provide management services, advisory services, and/or financial services to other entities, we become at least partially responsible for meeting the regulatory requirements of those entities. We provide management and/or financial services to health care centers, assisting living centers and independent living centers owned by third parties. At December 31, 2012, we perform management services (which include financial services) for 27 such centers and accounting and financial services for an additional 28 such centers. The "Risk Factors" contained herein as applying to us may in many instances apply equally to these other entities for which we provide services. We have in the past and may in the future be subject to claims from the entities to which we provide management, advisory or financial services, or to the claims of third parties to those entities. Any adverse determination in any legal proceeding regarding such claims could have a material adverse effect on our business, our results of operation, our financial condition and cash flows.

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider. Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain. We may, therefore, make expenditures related to the provision of services for which we are not paid.

The cost to replace or retain qualified nurses, health care professionals and other key personnel may adversely affect our financial performance, and we may not be able to comply with certain states' staffing requirements. We could experience significant increases in our operating costs due to shortages in qualified nurses, health care professionals and other key personnel. The market for these key personnel is highly competitive. We, like other health care providers, have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, certified nurses' aides and other important health care providers. There is currently a shortage of nurses, and trends indicate this shortage will continue or worsen in the future. The difficulty our skilled nursing facilities are experiencing in hiring and retaining qualified personnel has increased our average wage rate. We may continue to experience increases in our labor costs due to higher wages and greater benefits required to attract and retain qualified health care personnel. Our ability to control labor costs will significantly affect our future operating results.

Certain states in which we operate skilled nursing facilities have adopted minimum staffing standards and additional states may also establish similar requirements in the future. Our ability to satisfy these requirements will depend upon our ability to attract and retain qualified nurses, certified nurses' assistants and other staff. Failure to comply with these requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be adversely affected.

Although we currently have no collective bargaining agreements with unions at our facilities, there is no assurance this will continue to be the case. If any of our facilities enter into collective bargaining agreements with unions, we could experience or incur additional administrative expenses associated with union representation of our employees.

Our senior management team has extensive experience in the healthcare industry. We believe they have been instrumental in guiding our business, instituting valuable performance and quality monitoring, and driving innovation. Accordingly, our future performance is substantially dependent upon the continued services of our senior management team. The loss of the services of any of these persons could have a material adverse effect upon us.

Future acquisitions may be difficult to complete, use significant resources, or be unsuccessful and could expose us to unforeseen liabilities. We may selectively pursue acquisitions or new developments in our target markets. Acquisitions and new developments may involve significant cash expenditures, debt incurrence, capital expenditures, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and other expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions also involve numerous other risks, including difficulties integrating acquired operations, personnel and information systems, diversion of management's time from existing operations, potential losses of key employees or customers of acquired companies, assumptions of significant liabilities, exposure to unforeseen liabilities of acquired companies and increases in our indebtedness.

We cannot assure that we will succeed in obtaining financing for any acquisitions at a reasonable cost or that any financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired facilities profitably or succeed in achieving improvements in their financial performance.

We also may face competition in acquiring any facilities. Our competitors may acquire or seek to acquire many of the facilities that would be suitable acquisition candidates for us. This could limit our ability to grow by acquisitions or increase the cost of our acquisitions.

Upkeep of healthcare properties is capital intensive, requiring us to continually direct financial resources to the maintenance and enhancement of our physical plant and equipment. As of December 31, 2012, we leased or owned 54 skilled nursing centers, 13 assisted living centers, and four independent living centers. Our ability to maintain and enhance our physical plant and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit a substantial portion of our free cash flow to continued investment in our physical plant and equipment. Certain of our competitors may operate centers that are not as old as our centers, or may appear more modernized than our centers, and therefore may be more attractive to prospective customers. In addition, the cost to replace our existing centers through acquisition or construction is substantially higher than the carrying value of our centers. We are undertaking a process to allocate more aggressively capital spending within our owned and leased centers in an effort to address issues that arise in connection with an aging physical plant.

If factors, including factors indicated in these "Risk Factors" and other factors beyond our control render us unable to direct the necessary financial and human resources to the maintenance, upgrade and modernization of our physical plant and equipment, our business, results of operations, financial condition and cash flow could be adversely impacted.

Provision for losses in our financial statements may not be adequate. Loss provisions in our financial statements for self-insured programs are made on an undiscounted basis in the relevant period. These provisions are based on internal and external evaluations of the merits of individual claims, analysis of claims history and independent actuarially determined estimates. Our management reviews the methods of determining these estimates and establishing the resulting accrued liabilities frequently, with any material adjustments resulting therefrom being reflected in current earnings. Although we believe that our provisions for self-insured losses in our financial statements are adequate, the ultimate liability may be in excess of the amounts recorded. In the event the provisions for loss reflected in our financial statements are inadequate, our financial condition and results of operations may be materially affected.

Implementation of new information technology could cause business interruptions and negatively affect our profitability and cash flows. We continue to refine and implement our information technology to improve customer service, enhance operating efficiencies and provide more effective management of business operations. Implementation of information technology carries risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of the implementation of our existing or future information technology infrastructure or are unable to obtain the projected benefits of this new infrastructure, it could adversely affect us and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We depend on the proper function and availability of our information systems. We are dependent on the proper function and availability of our information systems. Though we have taken steps to protect the safety and security of our information systems and the data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan will prevent damage or interruption of our systems and operations and we may be vulnerable to losses associated with the improper functioning, security breach or unavailability of our information systems. Failure to maintain proper function and availability of our information systems could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, certain software supporting our business and information systems are licensed to us by independent software developers. Our inability, or the inability of these developers, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations and could have a material adverse effect on our business, financial position, results of operations and liquidity.

Cybersecurity risks could harm our ability to operate effectively. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We rely on our information systems to provide security for processing, transmission and storage of confidential patient, resident and other customer information, such as individually identifiable information, including information relating to health protected by HIPAA. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems' improper functioning or damage or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized disclosure of confidential information. If personal or otherwise protected information of our patients is improperly accessed, tampered with or distributed, we may incur significant costs to remediate possible injury to the affected patients and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules under HIPAA or other similar federal or state laws protecting confidential patient health information. Any failure to maintain proper functionality and security of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to compete effectively with other health care providers, our revenues and profitability may decline. The long-term health care services industry is highly competitive. Our skilled nursing health care centers, assisted living centers, independent living facilities, home care services and other operations compete on a local and regional basis with other nursing centers, health care providers, and senior living service providers. Some of our competitors' facilities are located in newer buildings and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Our skilled nursing facilities face competition from skilled nursing, assisted living, independent living facilities, homecare services, and other operations that provide services comparable to those offered by our skilled nursing facilities. Many competing general acute care hospitals are larger and more established than our facilities.

The long-term care industry is divided into a variety of competitive areas that market similar services. These competitors include skilled nursing, assisted living, independent living facilities, homecare services, hospice providers and other operations. Our facilities generally operate in communities that also are served by similar facilities operated by our competitors. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax exempt basis and that receive funds and charitable contributions unavailable to us. Our facilities compete based on factors such as our reputation for quality care; the commitment and expertise of our staff; the quality and comprehensiveness of our treatment programs; the physical appearance, location and condition of our facilities and to a limited extend, the charges for services. In addition, we compete with other long-term care providers for customer referrals from hospitals. As a result, a failure to compete effectively with respect to referrals may have an adverse impact on our business. Many of these competing companies have greater financial and other resources than we have. We cannot assure that increased competition in the future will not adversely affect our financial condition and results of operations.

Possible changes in the case mix of patients as well as payor mix and payment methodologies may significantly affect our profitability. The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of patients and the rates of reimbursement among payors. Likewise, reimbursement for therapy services will vary based upon payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Private third-party payors continue to try to reduce health care costs. Private third-party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations. These private payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk. We could be adversely affected by the continuing efforts of private third-party payors to limit the amount of reimbursement we receive for health care services. We cannot assure you that reimbursement payments under private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or methods of private or third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our net operating revenues. Finally, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

We are exposed to market risk due to the fact that outstanding debt and future borrowings are or will be subject to wide fluctuations based on changing interest rates. Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with variable rate borrowings. We currently have a $75,000,000 revolving credit agreement. The revolving credit agreement provides for variable rates and if market interest rates rise, so will our required interest payments on any future borrowings under the revolving credit facility.

Although we currently have a modest amount of debt outstanding, we expect to borrow in the future to fund development and acquisitions. In the event we incur substantial indebtedness, this could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our financial obligations;
- increase our vulnerability to general adverse economic and industry conditions, including material adverse regulatory changes such as reductions in reimbursement;
- limit our ability to obtain financing to fund future working capital, capital expenditures and other general corporate requirement, or to carry out other aspects of our business plan;
- require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;
- require us to pledge as collateral substantially all of our assets;
- require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;
- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
- expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, loan agreements governing our debt contain and may in the future contain financial and other restrictive covenants limiting our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of some or all of our debts.

We are permitted to incur substantially more debt, which could further exacerbate the risks described above. We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our current debt do not completely prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our current as well as anticipated indebtedness and future dividends, we will require a significant amount of cash, the availability of which depends on many factors beyond our control. Our ability to make payments on and to refinance our indebtedness, including our present indebtedness, to fund planned capital expenditures, and to fund future dividend payments will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to meet all of our capital needs. We cannot assure you that our business will generate cash flow from operations that anticipated revenue growth and improvement of operating efficiencies will be realized or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or certain discretionary capital expenditures.

The performances of our fixed-income and our equity investment portfolios are subject to a variety of investment risks. Our investment portfolios are comprised principally of fixed-income securities and common equities. Our fixed-income portfolio is actively managed by an investment group and includes short-term investments and fixed-maturity securities. The performances of our fixed-income and our equity portfolios are subject to a number of risks, including:

- Interest rate risk – the risk of adverse changes in the value of fixed-income securities as a result of increases in market interest rates.
- Investment credit risk – the risk that the value of certain investments may decrease in value due to the deterioration in financial condition of, or the liquidity available to, one or more issuers of those securities or, in the case of asset-backed securities, due to the deterioration of the loans or other assets that underlie the securities, which, in each case, also includes the risk of permanent loss.

- Concentration risk – the risk that the portfolio may be too heavily concentrated in the securities of NHI, or certain sectors or industries, which could result in a significant decrease in the value of the portfolio in the event of a deterioration of the financial condition, performance, or outlook of NHI, or those certain sectors or industries.
- Liquidity risk – the risk that we will not be able to convert investments into cash on favorable terms and on a timely basis or that we will not be able to sell them at all, when we desire to do so. Disruptions in the financial markets or a lack of buyers for the specific securities that we are trying to sell, could prevent us from liquidating securities or cause a reduction in prices to levels that are not acceptable to us.

In addition, the success of our investment strategies and asset allocations in the fixed-income portfolio may vary depending on the market environment. The fixed-income portfolio's performance also may be adversely impacted if, among other factors: there is a lack of transparency regarding the underlying businesses of the issuers of the securities that we purchase; credit ratings assigned to such securities by nationally recognized credit rating agencies are based on incomplete information or prove unwarranted; or our risk mitigation strategies are ineffective for the applicable market conditions.

The common equity portfolio is subject to general movements in the values of equity markets and to the changes in the prices of the securities we hold. Equity markets, sectors, industries, and individual securities may be subject to high volatility and to long periods of depressed or declining valuations.

If the fixed-income or equity portfolios, or both, were to suffer a decrease in value due to market, sector, or issuer-specific conditions to a substantial degree, our liquidity, financial position, and financial results could be materially adversely affected.

Disasters and similar events may seriously harm our business. Natural and man-made disasters and similar events, including terrorist attacks and acts of nature such as hurricanes, tornados, earthquakes and wildfires, may cause damage or disruption to us, our employees and our facilities, which could have an adverse impact on our patients and our business. In order to provide care for our patients, we are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our facilities, and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our facilities and our business. Furthermore, the impact, or impending threat, of a natural disaster has in the past and may in the future require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of disasters and similar events is inherently uncertain. Such events could harm our patients and employees, severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance, or otherwise cause our business to suffer in ways that we currently cannot predict.

Our stock price is volatile and fluctuations in our operating results, quarterly earnings and other factors may result in declines in the price of our common stock. Equity markets are prone to, and in the last few years have experienced, extreme price and volume fluctuations. Volatility over the past few years has had a significant impact on the market price of securities issued by many companies, including us and other companies in the healthcare industry. If we are unable to operate our businesses as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and other factors beyond our control could have an adverse effect on the price of our common stock including:

- general economic conditions;
- developments generally affecting the healthcare industry;
- strategic actions, such as acquisitions or restructurings, or the introduction of new services by us or our competitors;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- litigation and governmental investigations;
- changes accounting standards, policies, guidance, interpretations or principles;
- investor perceptions of us and our business;

- actions by institutional or other large stockholders;
- quarterly variations in operating results;
- changes in financial estimates and recommendations by securities analysts;
- press releases or negative publicity relating to our competitors or us or relating to trends in health care;
- sales of stock by insiders;
- natural disasters, terrorist attacks and pandemics
- additions or departures of key personnel; and
- our results of operations, financial performance and future prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Long-Term Health Care Centers

State	City	Center Name	Affiliation	Total Beds	Joined NHC
Alabama	Anniston	NHC HealthCare, Anniston	Leased(1)	151	1973
	Moulton	NHC HealthCare, Moulton	Leased(1)	136	1973
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned	135	1989
	Rossville	NHC HealthCare, Rossville	Leased(1)	112	1971
Kansas	Chanute	Chanute HealthCare Center	Managed	77	2001
	Council Grove	Council Grove HealthCare Center	Managed	80	2001
	Haysville	Haysville HealthCare Center	Managed	119	2001
	Larned	Larned HealthCare Center	Managed	80	2001
	Sedgwick	Sedgwick HealthCare Center	Managed	62	2001
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased(1)	194	1971
	Madisonville	NHC HealthCare, Madisonville	Leased(1)	94	1973
Massachusetts	Greenfield	Buckley-Greenfield Health Care Center	Managed	120	1999
	Holyoke	Holyoke Health Care Center	Managed	102	1999
	Quincy	John Adams Health Care Center	Managed	71	1999
	Taunton	Longmeadow of Taunton	Managed	100	1999
Missouri	Columbia	Columbia HealthCare Center	Managed	97	2001
	Desloge	NHC HealthCare, Desloge	Leased(1)	120	1982
	Joplin	NHC HealthCare, Joplin	Leased(1)	126	1982
	Kennett	NHC HealthCare, Kennett	Leased(1)	170	1982
	Macon	Macon Health Care Center	Owned	120	1982
	Osage Beach	Osage Beach Rehabilitation and Health Care Center	Owned	120	1982
	St. Charles	Charlevoix HealthCare Center	Managed	142	2001
	St. Charles	NHC HealthCare, St. Charles	Leased(1)	120	1982
	St. Louis	NHC HealthCare, Maryland Heights	Leased(1)	220	1987
	Springfield	Springfield Rehabilitation and Health Care Center	Leased	120	1982
	Town & Country	NHC HealthCare, Town & Country	Owned	200	2001
	West Plains	NHC HealthCare, West Plains	Owned	120	1982

State	City	Center Name	Affiliation	Total Beds	Joined NHC
New Hampshire . . .	Epsom	Epsom Health Care Center	Managed	108	1999
	Manchester	Maple Leaf Health Care Center	Managed	114	1999
	Manchester	Villa Crest Health Care Center	Managed	126	1999
South Carolina	Anderson	NHC HealthCare, Anderson	Leased(1)	290	1973
	Bluffton	NHC HealthCare, Bluffton	Owned	120	2010
	Charleston	NHC HealthCare, Charleston	Owned	88	2009
	Clinton	NHC HealthCare, Clinton	Owned	131	1993
	Columbia	NHC HealthCare, Parklane	Owned	180	1997
	Greenwood	NHC HealthCare, Greenwood	Leased(1)	152	1973
	Greenville	NHC HealthCare, Greenville	Owned	176	1992
	Laurens	NHC HealthCare, Laurens	Leased(1)	176	1973
	Lexington	NHC HealthCare, Lexington	Owned	120	1994
	Mauldin	NHC HealthCare, Mauldin	Owned	180	1997
	Murrells Inlet	NHC HealthCare, Garden City	Owned	148	1992
	North Augusta	NHC HealthCare, North Augusta	Owned	192	1991
	Sumter	NHC HealthCare, Sumter	Managed	138	1985
Tennessee	Athens	NHC HealthCare, Athens	Leased(1)	98	1971
	Chattanooga	NHC HealthCare, Chattanooga	Leased(1)	207	1971
	Columbia	Maury Regional Hospital	Managed	20	1996
	Columbia	NHC HealthCare, Columbia	Leased(1)	106	1973
	Columbia	NHC HealthCare, Hillview	Leased(1)	92	1971
	Cookeville	NHC HealthCare, Cookeville	Managed	94	1975
	Dickson	NHC HealthCare, Dickson	Leased(1)	191	1971
	Dunlap	NHC HealthCare, Sequatchie	Leased(1)	120	1976
	Farragut	NHC HealthCare, Farragut	Owned	100	1998
	Franklin	NHC Place, Cool Springs	Owned	180	2004
	Franklin	NHC HealthCare, Franklin	Leased(1)	80	1979
	Hendersonville	NHC HealthCare, Hendersonville	Leased(1)	122	1987
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	160	1971
	Knoxville	NHC HealthCare, Fort Sanders	Owned(2)	166	1977
	Knoxville	Holston Health & Rehabilitation Center	Owned	109	2009
	Knoxville	NHC HealthCare, Knoxville	Leased(1)	139	1971
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Managed	96	1985
	Lawrenceburg	NHC HealthCare, Scott	Leased(1)	60	1971
	Lewisburg	NHC HealthCare, Lewisburg	Leased(1)	100	1971
	Lewisburg	NHC HealthCare, Oakwood	Leased(1)	60	1973
	McMinnville	NHC HealthCare, McMinnville	Leased(1)	150	1971
	Milan	NHC HealthCare, Milan	Leased(1)	122	1971
	Murfreesboro	AdamsPlace	Owned	90	1997
	Murfreesboro	NHC HealthCare, Murfreesboro	Managed	181	1974
	Nashville	The Health Center of Richland Place	Managed	107	1992
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	128	1977
	Pulaski	NHC HealthCare, Pulaski	Leased(1)	102	1971
	Smithville	NHC HealthCare, Smithville	Leased(1)	114	1971
	Somerville	NHC HealthCare, Somerville	Leased(1)	72	1976
	Sparta	NHC HealthCare, Sparta	Leased(1)	120	1975
	Springfield	NHC HealthCare, Springfield	Leased(1)	107	1973
Virginia.	Bristol	NHC HealthCare, Bristol	Leased(1)	120	1973

Assisted Living Units

State	City	Center	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Owned	67
Kansas	Larned	Larned Health Care Center	Managed	19
	Haysville	Haysville Health Care Center	Managed	6
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased(1)	12
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased(1)	26
New Hampshire	Manchester	Villa Crest Assisted Living	Managed	29
South Carolina	Charleston	The Palmettos of Charleston	Owned	60
	Columbia	The Palmettos of Parklane	Owned	75
	Greenville	The Palmettos of Mauldin	Owned	45
Tennessee	Dickson	NHC HealthCare, Dickson	Leased(1)	20
	Farragut	NHC Place, Farragut	Owned	84
	Franklin	NHC Place, Cool Springs	Owned	89
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	2
	Murfreesboro	AdamsPlace	Owned	83
	Nashville	Richland Place	Managed	24
	Smithville	NHC HealthCare, Smithville	Leased(1)	6
	Somerville	NHC HealthCare, Somerville	Leased(1)	6

Retirement Apartments

State	City	Retirement Apartments	Affiliation	Units	Est.
Kansas	Larned	Larned HealthCare Center	Managed	10	2001
Missouri	St. Charles	Lake St. Charles Retirement Apts.	Leased(1)	152	1984
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased(1)	30	1986
	Johnson City	Colonial Hill Retirement Apartments	Leased(1)	63	1987
	Murfreesboro	AdamsPlace	Owned	93	1997
	Nashville	Richland Place Retirement Apts.	Managed	137	1993

Homecare Programs

State	City	Homecare Programs	Affiliation	Est.
Florida	Carrabelle	NHC HomeCare of Carrabelle	Owned	1994
	Chipley	NHC HomeCare of Chipley	Owned	1994
	Crawfordville	NHC HomeCare of Crawfordville	Owned	1994
	Marianna	NHC HomeCare of Marianna	Owned	1994
	Merritt Island	NHC HomeCare of Merritt Island	Owned	1999
	Ocala	NHC HomeCare of Ocala	Owned	1996
	Panama City	NHC HomeCare of Panama City	Owned	1994
	Port St. Joe	NHC HomeCare of Port St. Joe	Owned	1994
	Quincy	NHC HomeCare of Quincy	Owned	1994
	Vero Beach	NHC HomeCare of Vero Beach	Owned	1997
Missouri	St. Louis	NHC HomeCare of St. Louis	Owned	2012

State	City	Homecare Programs	Affiliation	Est.
South Carolina	Aiken	NHC HomeCare of Aiken	Owned	1996
	Greenville	NHC HomeCare of Greenville	Owned	2007
	Greenwood	NHC HomeCare of Greenwood	Owned	1996
	Laurens	NHC HomeCare of Laurens	Owned	1996
	Rock Hill	NHC HomeCare of Piedmont	Owned	2010
	Summerville	NHC HomeCare of Low Country	Owned	2010
	West Columbia	NHC HomeCare of Midlands	Owned	2010
Tennessee	Athens	NHC HomeCare of Athens	Owned	1984
	Chattanooga	NHC HomeCare of Chattanooga	Owned	1985
	Columbia	NHC HomeCare of Columbia	Owned	1977
	Cookeville	NHC HomeCare of Cookeville	Owned	1976
	Dickson	NHC HomeCare of Dickson	Owned	1977
	Franklin	NHC HomeCare of Franklin	Owned	2007
	Hendersonville	NHC HomeCare of Hendersonville	Owned	2010
	Johnson City	NHC HomeCare of Johnson City	Owned	1978
	Knoxville	NHC HomeCare of Knoxville	Owned	1977
	Lawrenceburg	NHC HomeCare of Lawrenceburg	Owned	1977
	Lebanon	NHC HomeCare of Lebanon	Owned	1997
	Lewisburg	NHC HomeCare of Lewisburg	Owned	1977
	McMinnville	NHC HomeCare of McMinnville	Owned	1976
	Milan	NHC HomeCare of Milan	Owned	1977
	Murfreesboro	NHC HomeCare of Murfreesboro	Owned	1976
	Pulaski	NHC HomeCare of Pulaski	Owned	1985
	Somerville	NHC HomeCare of Somerville	Owned	1983
	Sparta	NHC HomeCare of Sparta	Owned	1984
	Springfield	NHC HomeCare of Springfield	Owned	1984

Hospice Programs

State	City	Hospice Programs	Affiliation	Est.
South Carolina	Aiken	Caris Healthcare – Aiken	Caris	2010
	Anderson	Caris Healthcare – Anderson	Caris	2009
	Charleston	Caris Healthcare – Charleston	Caris	2010
	Columbia	Caris Healthcare – Columbia	Caris	2010
	Greenville	Caris Healthcare – Greenville	Caris	2009
	Greenwood	Caris Healthcare – Greenwood	Caris	2011
	Myrtle Beach	Caris Healthcare – Myrtle Beach	Caris	2010
	Sumter	Caris Healthcare – Sumter	Caris	2010
Tennessee	Athens	Caris Healthcare – Athens	Caris	2006
	Chattanooga	Caris Healthcare – Chattanooga	Caris	2005
	Columbia	Caris Healthcare – Columbia	Caris	2004
	Cookeville	Caris Healthcare – Cookeville	Caris	2004
	Crossville	Caris Healthcare – Crossville	Caris	2010
	Dickson	Caris Healthcare – Dickson	Caris	2007
	Greenville	Caris Healthcare – Greenville	Caris	2007
	Johnson City	Caris Healthcare – Johnson City	Caris	2004
	Knoxville	Caris Healthcare – Knoxville	Caris	2004
	Lenoir City	Caris Healthcare – Lenoir City	Caris	2009
	Milan	Caris Healthcare – Milan	Caris	2004
	Murfreesboro	Caris Healthcare – Murfreesboro	Caris	2005
	Nashville	Caris Healthcare – Nashville	Caris	2004

State	City	Hospice Programs	Affiliation	Est.
Tennessee (continued)........	Sevierville	Caris Healthcare – Sevierville	Caris	2007
	Somerville	Caris Healthcare – Somerville	Caris	2005
	Springfield	Caris Healthcare – Springfield	Caris	2006
Virginia..................	Bristol	Caris Healthcare – Bristol	Caris	2011

(1) Leased from NHI

(2) NHC HealthCare/Fort Sanders is owned by a separate limited partnership. The Company owns approximately 25% of the partnership interest in Fort Sanders.

Healthcare Facilities Leased to Others

The following table includes certain information regarding Healthcare Facilities which are owned by us and leased to others:

Name of Facility	Location	No. of Beds
Long-Term Care		
The Aristocrat..	Naples, FL	60
The Health Center at Coconut Creek	Coconut Creek, FL	120
The Health Center of Daytona Beach......................................	Daytona Beach, FL	73
The Imperial Health Care Center...	Naples, FL	113
The Health Center of Windermere...	Orlando, FL	120
Charlotte Harbor Health Care Center.....................................	Port Charlotte, FL	180
The Health Center at Standifer Place....................................	Chattanooga, TN	544
The Health Center of Lake City	Lake City, FL	120
The Health Center of Pensacola	Pensacola, FL	180
Assisted Living		
The Place at Vero Beach...	Vero Beach, FL	135
The Place at Merritt Island...	Merritt Island, FL	95
The Place at Stuart	Stuart, FL	100
Standifer Place Assisted Living	Chattanooga, TN	49

ITEM 3. LEGAL PROCEEDINGS

General and Professional Liability Insurance and Lawsuits

The long term care industry has experienced significant increases in both the number of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2012, we and/or our managed centers are currently defendants in 31 such claims covering the years 2005 through December 31, 2012.

In 2002, due to the unavailability and/or prohibitive cost of third-party professional liability insurance coverage, we established and capitalized a wholly-owned licensed liability insurance company incorporated in the Cayman Island, for the purpose of managing our losses related to these risks. Thus, since 2002, insurance coverage for incidents occurring at all NHC owned providers, and most providers managed by us, is provided through this wholly-owned insurance company.

Insurance coverage for all years includes both primary policies and excess policies. Beginning in 2003, both primary and excess coverage is provided through our wholly-owned insurance company. The primary coverage is in the amount of $1.0 million per incident, $3.0 million per location with an annual primary policy aggregate limit that is adjusted on an annual basis. The excess coverage is $7.5 million annual excess in the aggregate applicable to years 2005-2007, $9.0 million annual excess in the aggregate for years 2008-2010 and $4.0 million excess per occurrence for 2011 and 2012.

Beginning in 2008 and continuing through 2012, additional insurance is purchased through third party providers that serve to supplement the coverage provided through our wholly-owned captive insurance company.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self-insured risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits, and we maintain reserves for these obligations. **It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.**

General Litigation

SeniorTrust of Florida, Inc. Lawsuit

On September 4, 2012, SeniorTrust of Florida, Inc. ("SeniorTrust"), a Tennessee non-profit corporation, and ten non-profit limited liability company subsidiaries of SeniorTrust (the "SeniorTrust Subsidiaries") filed a lawsuit against the Company and another party. The complaint of SeniorTrust and the SeniorTrust Subsidiaries alleges that the Company and another party exercised dominion and control over SeniorTrust, the SeniorTrust Subsidiaries and their board of directors for a period prior to sometime in 2008 and that the Company and another party used that control to cause one of SeniorTrust Subsidiaries to enter into sale, purchase, financing and management transactions with the Company and another party on terms adverse to SeniorTrust and one or more SeniorTrust Subsidiaries. As part of its complaint, SeniorTrust and the SeniorTrust Subsidiaries seek a declaratory judgment and assert claims for breach of fiduciary duty, fraud, conflict of interest, conversion, and unjust enrichment. They claim that they have sustained substantial compensatory and punitive damages.

At December 31, 2012, NHC provides management services to seven skilled nursing centers for SeniorTrust and the SeniorTrust subsidiaries. NHC has provided management services for SeniorTrust to these entities since 2005. The Company adamantly denies the claims made by SeniorTrust and the SeniorTrust Subsidiaries and intends to vigorously defend against their complaint.

ElderTrust of Florida, Inc. Lawsuit

On January 16, 2013, we received notice that the receiver of ElderTrust of Florida, Inc. ("ElderTrust"), a Tennessee non-profit corporation, had filed a lawsuit against the Company and another party. The complaint primarily asserts that the Company and another party caused ElderTrust to enter into transactions on adverse terms.

At December 31, 2012, NHC provides management services to seven skilled nursing centers for ElderTrust. NHC has provided management services to these entities since 2002. The Company adamantly denies the claims made by ElderTrust and intends to vigorously defend against its complaint.

Other Matters

On July 24, 2009, the Company received a civil investigative demand from the Tennessee Attorney General's Office, requesting production of documents related to NHC's business relationships with non-profit entities. The Company has responded to the demand and complied as required with the terms of the demand.

There is certain additional litigation incidental to our business, none of which, based upon information available to date, would be material to our financial position or results of operations. In addition, the long-term care industry is continuously subject to scrutiny by governmental regulators, which could result in litigation or claims related to regulatory compliance matters.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of common stock of National HealthCare Corporation are listed on the NYSE MKT exchange under the symbol NHC. The closing price for the NHC common shares on February 11, 2013 was $47.35. On December 31, 2012, NHC had approximately 5,200 stockholders, comprised of approximately 2,100 stockholders of record and an additional 3,100 stockholders indicated by security position listings. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's common shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2012			
1st Quarter	$49.06	$40.55	$ .30
2nd Quarter	47.02	40.75	.30
3rd Quarter	48.97	41.55	.30
4th Quarter	49.68	43.39	1.30
2011			
1st Quarter	$48.20	$42.50	$ .28
2nd Quarter	49.88	43.30	.30
3rd Quarter	53.08	30.00	.30
4th Quarter	44.82	29.97	.30

On August 6, 2012, the Company announced the Board of Directors had authorized a new stock repurchase program that would allow for repurchases of up to $25 million of its common stock over a one year period from the authorization date. Under the new stock repurchase program, the Company may repurchase its common stock from time to time, in amounts and at prices the Company deems appropriate, subject to market conditions and other considerations. The Company's repurchases may be executed using open market purchases, privately negotiated agreements or other transactions. The repurchases will be funded from cash on hand, available borrowings or proceeds from potential debt or other capital market sources. The program may be suspended or discontinued at any time without prior notice. At December 31, 2012, no repurchases have been made under the program.

There were no repurchases of our common stock in 2012 or 2011. On August 10, 2010, NHC repurchased 182,900 shares of its common stock at a price of $32.50 per share.

Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

Since November 1, 2007, the shares of convertible preferred stock of NHC are listed on the NYSE MKT exchange under the symbol NHC.PRA. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's preferred shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2012			
1st Quarter	$15.64	$13.46	$.20
2nd Quarter	15.25	14.01	.20
3rd Quarter	15.35	14.30	.20
4th Quarter	15.90	14.90	.20
2011			
1st Quarter	$15.04	$12.73	$.20
2nd Quarter	15.52	14.40	.20
3rd Quarter	15.85	12.50	.20
4th Quarter	14.10	13.25	.20

The following table sets forth information regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,134,602	46.75	616,352
Equity compensation plans not approved by security holders	—	—	—
Total	1,134,602	46.75	616,352

The following graph and chart compare the cumulative total stockholder return for the period from December 31, 2007 through December 31, 2012 on an investment of $100 in (i) NHC's common stock, (ii) the Standard & Poor's 500 Stock Index ("S&P 500 Index") and (iii) the Standard & Poor's Health Care Index ("S&P Health Care Index"). Cumulative total stockholder return assumes the reinvestment of all dividends. Stock price performances shown in the graph are not necessarily indicative of future price performances.


Comparison of Cumulative Total Return
DOLLARS
120
110
100
90
80
70
60
50
2007
2008
2009
2010
2011
2012
NHC
$100
$100
$73
$96
$90
$106
S & P 500
$100
$63
$80
$92
$94
$109
S & P Health Care Index
$100
$76
$88
$89
$98
$113

ITEM 6. SELECTED FINANCIAL DATA

The following table represents selected financial information for the five years ended December 31, 2012. The data for 2012, 2011 and 2010 has been derived from financial statements included elsewhere in this Form 10-K and should be read in conjunction with those financial statements, accompanying footnotes and Management's Discussion and Analysis.

	As of and for the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Operating Data:					
Net operating revenues	$ 761,262	$ 773,537	$ 720,653	$ 673,202	$ 637,875
Total costs and expenses	(695,227)	(696,191)	(663,026)	(622,330)	(600,323)
Non-operating income	25,245	20,533	23,340	16,784	15,735
Income before income taxes	91,280	97,879	80,967	67,656	53,287
Income tax provision	(33,323)	(33,807)	(28,272)	(27,607)	(16,916)
Net income	57,957	64,072	52,695	40,049	36,371
Dividends to preferred stockholders	(8,671)	(8,671)	(8,673)	(8,673)	(8,673)
Net income available to common stockholders	49,286	55,401	44,022	31,376	27,698
Earnings per common share:					
Basic	$ 3.56	$ 4.02	$ 3.22	$ 2.31	$ 2.16
Diluted	3.49	3.90	3.22	2.31	2.11
Cash dividends declared:					
Per preferred share	$ .80	$ .80	$ .80	$ .80	$ .80
Per common share	2.20	1.18	1.10	1.02	.93
Balance Sheet Data:					
Total assets	$ 920,181	$ 870,424	$ 829,505	$ 788,532	$ 777,296
Accrued risk reserves	110,331	98,732	105,549	107,456	106,000
Long-term debt	10,000	10,000	10,000	10,000	10,000
Stockholders' equity	659,672	611,736	561,146	525,779	480,817

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

National HealthCare Corporation, which we also refer to as NHC or the Company, is a leading provider of long-term health care services. At December 31, 2012 we operate or manage 75 long-term health care centers with 9,460 beds in 10 states and provide various services in one additional state. These operations are provided by separately funded and maintained subsidiaries. We provide long-term health care services to patients in a variety of settings including long-term nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, assisted living centers, independent living centers, and homecare programs. We also have a non-controlling ownership interest in a hospice care business that services NHC owned health care centers and others. In addition, we provide management services, accounting services and insurance services to third party owners of long-term health care centers.

Executive Summary

Earnings

To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. Inflationary increases in our costs may cause net earnings from patient services to decline.

Medicare Reimbursement Rate Changes

In July 2012, CMS released its skilled nursing facility PPS update for the fiscal year 2013, which began October 1, 2012. The notice provides a 1.8% rate update, which reflects a 2.5% market basket increase that is reduced under the ACA by a 0.7% multifactor productivity adjustment. CMS estimates the update will increase overall payments to skilled nursing facilities in fiscal year 2013 by $670 million compared to fiscal year 2012 levels. The notice also provides an update to certain fiscal year 2012 policy changes involving recalibration of the parity adjustment, reallocation of group therapy time, and changes to the MDS 3.0 patient assessment instrument. The effect of the 2013 PPS rate update on our revenues is dependent upon our census and the mix of our patients at the PPS pay rates.

CMS' 2012 final rule, which began October 1, 2011, provided for a net 11.1% reduction in PPS payments to skilled nursing facilities. The fiscal year 2012 rule also adjusted the method by which group therapy is counted for reimbursement purposes, and changes the timing in which patients who received therapy must be reassessed for purposes of determining their RUG category. We anticipated that, assuming other factors remained constant, CMS's reduced reimbursement rates for its fiscal year 2012 would have a significant and adverse effect on our results of operations when compared to the periods in CMS's fiscal year 2011. We estimated the resulting decrease in revenue would be approximately $24,000,000 annually, or $6,000,000 per quarter. Furthermore, changes in government requirements for providing therapy services were estimated to increase our operating costs by approximately $6,000,000 annually, or $1,500,000 per quarter. Our results differed from our estimates because of an improved patient mix and because of the implementation of cost saving measures.

With the passing of the American Taxpayer Relief Act of 2012, the scheduled spending cuts of not more than 2% for Medicare skilled nursing facility payments were delayed until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement.

Development and Growth

We are undertaking to expand our long-term care operations while protecting our existing operations and markets. The following table lists our recent construction and purchase activities.

Type of Operation	Description	Size	Location	Placed in Service
Skilled Nursing	New Facility	120 Beds	Bluffton, SC	January, 2010
Assisted Living	New Facility	45 Units	Mauldin, SC	March, 2010
Homecare	Acquisition	353 ADC	Columbia, Rock Hill, and Summerville, SC	May, 2010
Skilled Nursing	Acquisition	120 Beds	Macon, MO	December, 2010
Skilled Nursing	Acquisition	120 Beds	Osage Beach, MO	December, 2010
Skilled Nursing	Acquisition	120 Beds	Springfield, MO	December, 2010
Assisted Living	New Facility	75 Units	Columbia, SC	May, 2011
Assisted Living	Addition	46 Units	Franklin, TN	June, 2011
Hospice	Acquisition	Additional 7.5% interest in Caris HealthCare LP	Knoxville, TN	December, 2011
Hospice	Acquisition	Addition 7.5% interest in Caris HealthCare LP	Knoxville, TN	June, 2012

In August 2012, we began construction on a 90-bed skilled nursing facility in Tullahoma, Tennessee. This facility is expected to be completed during the third quarter of 2013. Also, in November 2012, we began construction on a 50-bed skilled nursing addition to NHC Lexington in Lexington, South Carolina. In 2013, we expect to begin construction of a 92-bed skilled nursing facility in Sumner County, Tennessee.

In addition, we engaged in a joint venture with RSF Partners, Inc., and Flournoy Development, Inc. to build and operate an 85-unit assisted living community ("Camellia Walk") in Augusta, Georgia. Camellia Walk should begin construction in 2013 and open in the first quarter of 2014.

We also entered into a joint venture with Reliant Healthcare, LLC to develop and operate a 14-bed psychiatric hospital focusing on geriatric care in Osage Beach, Missouri. This project is projected to open in 2014.

During 2013 we will also apply for Certificates of Need for additional beds in our markets and also evaluate the feasibility of expansion into new markets by building private pay health care centers or by the purchase of existing health care centers.

Accrued Risk Reserves

Our accrued professional liability reserves, workers' compensation reserves and health insurance reserves totaled $110,331,000 at December 31, 2012 and are a primary area of management focus. We have set aside restricted cash and marketable securities to fund our professional liability and workers' compensation reserves.

As to exposure for professional liability claims, we have developed for our centers performance certification criteria to measure and bring focus to the patient care issues most likely to produce professional liability exposure, including in–house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which we regularly modify and improve, have produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Revenue Recognition - Third Party Payors

Approximately 67% of our net patient revenues are derived from Medicare, Medicaid, and other government programs. Amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries or their agents. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between our original estimates of reimbursements and subsequent revisions are reflected in operations in the period in which the revisions are made often due to final determination or the period of payment no longer being subject to audit or review. We have made provisions of approximately $17,001,000 as of December 31, 2012 for various Medicare and Medicaid current and prior year cost reports and claims reviews.

Revenue Recognition - Private Pay

For private pay patients in skilled nursing or assisted living facilities, we bill room and board in advance for the current month with payment being due upon receipt of the statement in the month the services are performed. Charges for ancillary, pharmacy, therapy and other services to private patients are billed in the month following the performance of services; however, all billings are recognized as revenue when the services are performed.

Revenue Recognition - Subordination of Fees and Uncertain Collections

We provide management services to certain long-term care facilities and to others we provide accounting and financial services. We generally charge 6% to 7% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services. Our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided. However, under the terms of our management contracts, payments for our management services are subject to subordination to other expenditures of the long-term care center being managed. Furthermore, for certain of the third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that collection is not reasonably assured, our policy is to recognize income only in the period in which the amounts are realized. We may receive payment for the unpaid and unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers or proceeds from the sale of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur. The realization of such previously unrecognized revenue could cause our reported net income to vary significantly from period to period.

We agree to subordinate our fees to the other expenses of a managed center because we believe we know how to improve the quality of patient services and finances of a long-term care center and because subordinating our fees demonstrates to the owner and employees of the managed center how confident we are of the impact we can have in making the center operations successful. We may continue to provide services to certain managed centers despite not being fully paid currently so that we may be able to collect unpaid fees in the future from improved operating results and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. Also, we may benefit from providing other ancillary services to the managed center.

See Notes 2, 3 and 4 to the consolidated financial statements regarding our relationships with National, NHI, and the recognition of management fees from long-term care centers owned by third parties.

Accrued Risk Reserves

We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Our accrued risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to estimate our exposure for claims obligations (for both asserted and unasserted claims). Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis.

Professional liability remains an area of particular concern to us. The entire long term care industry has seen a dramatic increase in personal injury/wrongful death claims based on alleged negligence by nursing homes and their employees in providing care to residents. As of December 31, 2012, we and/or our managed centers are defendants in 31 such claims inclusive of years 2002 through 2012. It remains possible that those pending matters plus potential unasserted claims could exceed our reserves, which could have a material adverse effect on our financial position, results of operations and cash flows. It is also possible that future events could cause us to make significant adjustments or revisions to these reserve estimates and cause our reported net income to vary significantly from period to period.

We maintain insurance coverage for incidents occurring in all providers owned or leased by us, and most providers managed by us. The coverages include both primary policies and excess policies. In all years, settlements, if any, in excess of available insurance policy limits and our own reserves would be expensed by us.

Credit Losses

Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses. We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with ASC Topic 310, *Receivables*. It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time. We continually review and refine our estimation process to make it as reactive to these changes as possible. However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Uncertain Tax Positions

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for our uncertain tax positions including related penalties and interest.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with limited need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which contain accounting policies and other disclosures required by generally accepted accounting principles.

Results of Operations

The following table and discussion sets forth items from the consolidated statements of income as a percentage of net revenues for the audited years ended December 31, 2012, 2011 and 2010.

Percentage of Net Revenues

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Net patient revenues	92.7%	92.5%	92.1%
Other revenues	7.3	7.5	7.9
Net operating revenues	100.0	100.0	100.0
Costs and Expenses:			
Salaries, wages and benefits	56.1	55.4	55.5
Other operating	26.1	25.7	27.3
Rent	5.2	5.1	5.3
Depreciation and amortization	3.8	3.7	3.8
Interest	0.1	0.1	0.1
Total costs and expenses	91.3	90.0	92.0
Income before non-operating income	8.7	10.0	8.0
Non-operating income	3.3	2.7	3.3
Income before income taxes	12.0	12.7	11.3
Income tax provision	(4.4)	(4.4)	(4.0)
Net income	7.6	8.3	7.3
Dividends to preferred stockholders	(1.1)	(1.1)	(1.2)
Net income available to common stockholders	6.5	7.2	6.1

The following table sets forth the increase or (decrease) in certain items from the consolidated statements of income as compared to the prior period.

Period to Period Increase (Decrease)

(dollars in thousands)	2012 vs. 2011		2011 vs. 2010	
	Amount	Percent	Amount	Percent
Revenues:				
Net patient revenues	$(10,103)	(1.4)	$51,860	7.8
Other revenues	(2,172)	(3.7)	1,024	1.8
Net operating revenues	(12,275)	(1.6)	52,884	7.3
Costs and Expenses:				
Salaries, wages and benefits	(1,738)	(0.4)	28,402	7.1
Other operating	252	0.1	1,423	0.7
Rent	(381)	(1.0)	1,650	4.3
Depreciation and amortization	891	3.1	1,760	6.5
Interest	12	2.7	(70)	(13.6)
Total costs and expenses	(964)	(0.1)	33,165	5.0
Income before non-operating income	(11,311)	(14.6)	19,719	34.2
Non-operating income	4,712	22.9	(2,807)	(12.0)
Income before income taxes	(6,599)	(6.7)	16,912	20.9
Income tax provision	484	(1.4)	5,535	19.6
Net income	(6,115)	(9.5)	11,377	21.6
Dividends paid to preferred stockholders	—	—	(2)	—
Net income available to common stockholders	$ (6,115)	(11.0)	$11,379	25.8

The overall average census in owned and leased health care centers for 2012 was 90.1% compared to 90.6% and 92.0% in 2011 and 2010, respectively.

Approximately 67% of our net patient revenues are derived from Medicare, Medicaid, and other government programs. As discussed above in the Application of Critical Accounting Policies section, amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. See Application of Critical Accounting Policies for discussion of the effects that this revenue concentration and the uncertainties related to such revenues have on our revenue recognition policies.

Government Program Financial Changes

Cost containment will continue to be a priority for Federal and State governments for health care services, including the types of services we provide. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress has passed a number of laws that have effected major changes in the Medicare and Medicaid programs. The Balanced Budget Act of 1997 sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid to various providers. The Balanced Budget Act of 1997 defined the Medicare Prospective Payment System ("PPS") and this System has subsequently been refined in 1999, 2000, 2005, 2006 and 2010.

Federal Health Care Reform

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act ("PPACA" or, commonly, "ACA") and the Health Care and Education Reconciliation Act of 2010 ("HCERA"), which represents significant changes to the current U.S. health care system (collectively the "Acts"). The primary goals of the Acts are to: (1) expand coverage to Americans without health insurance, (2) reform the delivery system to improve quality and drive efficiency, (3) and to lower the overall costs of providing health care. The timeline of the enacted provisions span over several years – some of the provisions were effective immediately in 2010 and others will be phased in through 2020.

The U.S. Supreme Court has since issued its ruling on the constitutionality of a key provision in the ACA, which is the requirement that every American maintain a minimum level of health coverage or pay a penalty beginning in 2014. The Supreme Court upheld the constitutionality of the "individual mandate", holding that the penalty for not doing so could reasonably be interpreted as a tax, which the Constitution permits. The ruling also permits the federal government to pursue a broad expansion of the Medicaid program, but the ruling gives the states the maximum flexibility on whether to do so. In preparation for the Medicaid coverage expansion to occur in 2014, the current Administration is expected to release a host of regulations and an array of new taxes and fees. It is uncertain at this time the effect the Acts, their modifications, or Medicaid expansion will have on our future results of operations or cash flows.

In August 2011 and pursuant to the Budget Control Act of 2011, Congress created a 12–member bipartisan committee called the Joint Select Committee on Deficit Reduction, or the Joint Committee. The Joint Committee was charged with issuing a formal recommendation by November 23, 2011 on how to reduce the federal deficit by at least $1.5 trillion over the next ten years. The Committee concluded their work in November 2011 and was not able to reach a bipartisan agreement before the Committee's deadline period. This failure by the Committee is scheduled to trigger automatic reductions (known as "sequestration") in discretionary and mandatory spending starting in 2013, including reductions of not more than 2% to payments to Medicare providers.

On January 3, 2013, Congress passed the American Taxpayer Relief Act of 2012 to avert the so-called fiscal cliff. Among the legislation was the delay of sequestration and the automatic Medicare spending cuts scheduled to begin January 1, 2013. This current legislation delays sequestration for two months until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement. However, such impact may be adverse and material to our future results of operations and cash flows.

Medicare – Skilled Nursing Facilities

In July 2012, CMS released its skilled nursing facility PPS update for the fiscal year 2013, which began October 1, 2012. The notice provides a 1.8% rate update, which reflects a 2.5% market basket increase that is reduced under the ACA by a 0.7% multifactor productivity adjustment. CMS estimates the update will increase overall payments to skilled nursing facilities in fiscal year 2013 by $670 million compared to fiscal year 2012 levels. The notice also provides an update to certain fiscal year 2012 policy changes involving recalibration of the parity adjustment, reallocation of group therapy time, and changes to the MDS 3.0 patient assessment instrument. The effect of the 2013 PPS rate update on our revenues is dependent upon our census and the mix of our patients at the PPS pay rates.

CMS' 2012 final rule, which began October 1, 2011, provided for a net 11.1% reduction in PPS payments to skilled nursing facilities. The fiscal year 2012 rule also adjusted the method by which group therapy is counted for reimbursement purposes, and changes the timing in which patients who received therapy must be reassessed for purposes of determining their RUG category. We anticipated that, assuming other factors remained constant, CMS's reduced reimbursement rates for its fiscal year 2012 would have a significant and adverse effect on our results of operations when compared to the periods in CMS's fiscal year 2011. We estimated the resulting decrease in revenue would be approximately $24,000,000 annually, or $6,000,000 per quarter. Furthermore, changes in government requirements for providing therapy services were estimated to increase our operating costs by approximately $6,000,000 annually, or $1,500,000 per quarter. Our results differed from our estimates because of an improved patient mix and because of the implementation of cost saving measures.

With the passing of the American Taxpayer Relief Act of 2012, the scheduled spending cuts of not more than 2% for Medicare skilled nursing facility payments were delayed until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement.

For 2012, our average Medicare per diem rate for skilled nursing facilities decreased 4.9% compared to the same period in 2011. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted.

Medicare – Homecare Programs

In January 2012, we received a decrease in the overall HH PPS base rate of 2.4%. The 2.4% rate reduction impacted individual providers unevenly. CMS eliminated hypertension as a factor in the calculation, reduced the weights on therapy episodes, and increased the weights on non-therapy episodes. We estimated the effect of the revenue decrease for NHC homecare programs to be approximately $2,600,000 annually, or $650,000 per quarter.

In November 2012, CMS issued a final rule to update and revise reimbursement rates for the calendar year 2013. The final rule includes a 2.3% market basket increase, a 1% reduction mandated by the ACA, and a negative 1.32% case-mix adjustment. The net effect of these changes is a 0.04% decrease in the base rate. Additionally, the wage index was updated which impacts providers differently depending on their geographic location and changes were made to outlier eligibility standards. In total, CMS estimates that the effect of these changes will result in a 0.01% reduction in reimbursement to home health providers.

With the passing of the American Taxpayer Relief Act of 2012, the scheduled spending cuts of not more than 2% for Medicare home health payments were delayed until March 1, 2013. The spending cuts will go into effect unless a new law is enacted that specifically addresses these cuts. We are unable to predict the financial impact of sequestration, if enacted, or other spending cuts Congress may implement.

Medicaid – Skilled Nursing Facilities

Beginning January 1, 2012, the state of Tennessee implemented a 4.25% rate reduction for their Medicaid program. On May 14, 2012 and effective retroactively to January 1, 2012, Tennessee's legislation voted to restore 1.75% of the 4.25% rate reduction; thus leaving a net 2.5% rate reduction for the first six months of 2012. Effective July 1, 2012 and for the fiscal year 2013, the state of Tennessee implemented specific individual nursing facility rate increases. We estimate the resulting increase in revenue beginning July 1, 2012 will be approximately $3,500,000 annually, or $875,000 per quarter.

In February 2012 and effective retroactively to October 1, 2011, the state of Missouri's Medicaid program announced a net $6.00 per patient day increase in their Medicaid rates. We estimated the resulting increase in revenue of approximately $1,720,000 annually, or $430,000 per quarter. There was no rate increase or decrease implemented as of October 1, 2012 for the Medicaid program in the state of Missouri.

There was no rate increase or decrease implemented for the fiscal year beginning October 1, 2011 for the Medicaid program in the state of South Carolina. Effective October 1, 2012 and for the fiscal year 2013, South Carolina implemented specific individual nursing facility rate increases. We estimate the resulting increase in revenue beginning October 1, 2012 will be approximately $1,660,000 annually, or $415,000 per quarter.

Overall our average Medicaid per diem increased 1.4% in 2012 compared to 2011. We face challenges with respect to states' Medicaid payments, because many currently do not cover the total costs incurred in providing care to those patients. States will continue to control Medicaid expenditures and also look for adequate funding sources, including provider assessments. The DRA includes several provisions designed to reduce Medicaid spending. These provisions include, among others, provisions strengthening the Medicaid asset transfer restrictions for persons seeking to qualify for Medicaid long-term care coverage, which could, due to the timing of the penalty period, increase facilities' exposure to uncompensated care. Other provisions could increase state funding for home and community-based services, potentially having an impact on funding for nursing facilities. There is no assurance that the funding for our services will increase or decrease in the future.

2012 Compared to 2011

Results for 2012 compared to 2011 include a 1.6% decrease in net operating revenues and a 6.7% decrease in income before income taxes. For comparative purposes, other operating expenses for the 2011 year included a favorable result within our accrued risk reserves of $10,500,000, thus lowering the 2011 expense. Excluding this adjustment, the year ended December 31, 2012 would have reflected an increase of 4.5% in income before taxes compared to 2011.

Medicare and Managed Care per diem rates decreased 4.9% and 1.6%, respectively, in 2012 compared to 2011. Medicaid and private pay per diem rates increased 1.4% and 3.5%, respectively, in 2012 compared to 2011. The Medicare per diem rate decrease is due to the 11.1% rate reduction in fiscal year 2012, but is partially offset by the increased acuity levels of our patients.

Net patient revenues decreased $10,103,000, or 1.4%, compared to the same period last year. In addition to our Medicare per diem rates decreasing, the remaining decrease in net patient revenues is due from the assignment of our Solaris Hospice business to Caris effective January 1, 2012. There was $14,151,000 of net patient revenues recorded for the Solaris Hospice entities for the year ended December 31, 2011. The increase in our earnings in equity recorded from Caris is presented in "non–operating income" in our consolidated statements of income. Also, the two newly constructed assisted living projects placed into service in 2011 helped increase net patient revenues $3,743,000 in 2012.

Other revenues this year decreased $2,172,000, or 3.7%, to $55,876,000. Other revenues in 2012 include management and accounting service fees of $20,042,000 ($21,601,000 in 2011) and insurance services revenue of $15,671,000 ($15,657,000 in 2011). Rental income was $19,039,000 in 2012 ($19,124,000 in 2011). NHC provided management services for 21 skilled nursing centers, four assisted living communities, and two independent living communities in 2012 and 2011. We also provided accounting and financial services to 28 healthcare facilities in 2012 and 2011. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* and Note 4 of the consolidated financial statements for a discussion of the factors that may cause management fee revenues to fluctuate from period to period. As discussed in Note 4, fourteen of the skilled nursing centers we manage are under the direction of a receiver. It is unknown at this time how long we will continue to manage the facilities or the receiver's intentions. However, if we no longer manage some or all of the fourteen facilities, such impact may be adverse and material to our future results of operations and cash flows.

Non-operating income in 2012 increased $4,712,000, or 22.9%, to $25,245,000. The increase in 2012 is primarily due to our increased investment in Caris ($3,941,000). We increased our non-controlling ownership interest in Caris on January 1, 2012 and June 1, 2012.

Total costs and expenses for 2012 decreased $964,000, or 0.1%, to $695,227,000 from $696,191,000 in 2011. Salaries, wages and benefits, the largest operating costs of the company, decreased $1,738,000, or 0.4%, to $426,934,000 from $428,672,000. Other operating expenses increased $252,000, or 0.1%, to $198,691,000 for 2012 compared to $198,439,000 in 2011. Rent expense decreased $381,000, or 1.0%, to $39,355,000. Depreciation and amortization increased 3.1% to $29,792,000. Interest costs increased to $455,000.

Salaries, wages and benefits as a percentage of net operating revenue was 56.1% and 55.4% for the years ended December 31, 2012 and 2011, respectively. The decrease in salaries, wages and benefits in 2012 compared to 2011 is primarily due to the cost saving measures implemented at our skilled nursing facilities ($6,317,000). The assignment of our Solaris Hospice entities to Caris also decreased salaries and wages $5,860,000 in 2012 compared to 2011. We had increased costs for therapist services of $7,850,000 in 2012 and had unfavorable results within our workers' compensation insurance of $1,307,000 in 2012, which offsets these decreases.

Other operating expense as a percentage of net operating revenues was 26.1% and 25.7% for the years ended December 31, 2012 and 2011, respectively. As discussed above, other operating expenses for the 2011 year included a nonrecurring favorable result within our accrued risk reserves of $10,500,000, thus lowering the 2011 expense. Excluding this adjustment, other operating expense would have decreased $10,248,000 in 2012 compared to 2011. The decrease in 2012 is primarily due to the cost saving measures implemented at our skilled nursing facilities ($2,773,000). Also, the assignment of our Solaris Hospice entities to Caris also decreased other operating expense $6,065,000 in 2012 compared to 2011.

Rent expense in 2012 decreased by approximately $381,000 compared to the prior year due to decreased percentage rent to National Health Investors, Inc. (NHI) of $378,000. Percentage rent to NHI is equal to 4% of the increase in facility revenues over the 2007 revenues, the base year of the lease agreement.

Depreciation expense increased primarily due to the acquisition and construction of depreciable assets in the last year. The increase in depreciation for the twelve months ended December 31, 2012 was $891,000.

The income tax provision for 2012 is $33,323,000 (an effective tax rate of 36.5%). The income tax provision and effective tax rate for 2012 were favorably impacted by statute of limitations expirations resulting in a benefit to the provision of $3,187,000 or 3.5% of income before taxes in 2012. The income tax provision and effective tax rate for 2012 were unfavorably impacted by adjustments to unrecognized tax benefits resulting in an increase in the tax provision of $409,000 composed of $55,000 tax and $354,000 interest and penalties or 0.4% of income before taxes in 2012. The income tax provision and effective tax rate for 2012 were also unfavorably impacted by nondeductible expenses and permanent differences of $980,000 or 1.1% of income before taxes in 2012.

The income tax provision for 2011 was $33,807,000 (an effective tax rate of 34.5%). The income tax provision and effective tax rate for 2011 were favorably impacted by statute of limitations expirations resulting in a benefit to the provision of $3,992,000 or 4.1% of income before taxes in 2011. The income tax provision and effective tax rate for 2011 were unfavorably impacted by adjustments to unrecognized tax benefits resulting in an increase in the tax provision of $85,000 composed of $351,000 tax and $(266,000) interest and penalties or 0.1% of income before taxes in 2011.

The effective tax rate for 2013 is expected to be in the range of 35% to 39%.

2011 Compared to 2010

Results for 2011 compared to 2010 include a 7.3% increase in net operating revenues and a 20.9% increase in net income before income taxes.

Net patient revenues increased $51,860,000 or 7.8% compared to the same period last year. Medicare, Medicaid and private pay per diem rates increased 13.5%, 0.5% and 0.7%, respectively, in 2011 compared to 2010. In combination with our per diem increases, the addition of our newly constructed or acquired businesses during the 2011 year helped increase net patient revenues approximately $18,589,000. The new operations consisted of three skilled nursing facilities and two assisted living communities.

Other revenues for 2011 increased $1,024,000 or 1.8% to $58,048,000. Other revenues in 2011 include management and accounting service fees of $21,510,000 ($20,897,000 in 2010) and insurance services revenue of $15,657,000 ($17,068,000 in 2010). Rental income of $19,124,000 in 2011 increased $1,749,000 compared to 2010. NHC provided management services for 21 skilled nursing centers, four assisted living communities, and two independent living communities in 2011. We also provided accounting and financial services to 28 healthcare facilities in 2011. Rental income increased due to the renewed rental agreements of thirteen of our properties with third party operators. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* for a discussion of the factors that may cause management fee revenues to fluctuate from period to period.

Non-operating income in 2011 decreased $2,807,000 or 12.0% to $20,533,000. The decrease in 2011 is due to the nonrecurring gain ($3,563,000) that was recorded in 2010 due to the acquisition of two Missouri long-term health care centers. The remaining increase is due to an increase in equity in earnings of our unconsolidated investments ($681,000).

Total costs and expenses for 2011 increased $33,165,000 or 5.0% to $696,191,000 from $663,026,000 in 2010. Salaries, wages and benefits, the largest operating costs of this service company, increased $28,402,000 or 7.1% to $428,672,000 from $400,270,000. Other operating expenses increased $1,423,000 or 0.7% to $198,439,000 for 2011 compared to $197,016,000 in 2010. Rent expense increased $1,650,000 or 4.3% to $39,736,000. Depreciation and amortization increased 6.5% to $28,901,000. Interest costs decreased to $443,000.

Salaries, wages and benefits as a percentage of net operating revenue was 55.4% and 55.5% for the years ended December 31, 2011 and 2010, respectively. The increases in salaries, wages and benefits are primarily due to increased staffing from the opening or acquisition of the three skilled nursing facilities and two assisted living communities during 2011 ($9,880,000). We also had increased costs in our existing skilled nursing facilities ($9,754,000), increased costs for therapist services ($6,664,000) and inflationary wage increases.

Other operating expense as a percentage of net operating revenues was 25.7% and 27.3% for the years ended December 31, 2011 and 2010, respectively. The increases in other operating expenses are primarily due to the opening or acquisition of the new operations. The three skilled nursing facilities and two assisted living communities increased other operating expenses $8,474,000. Our existing skilled nursing facilities also increased other operating expenses approximately $4,394,000, but the increases in expenses were offset due to the favorable results within our accrued risk reserves of approximately $10,702,000.

Rent expense in 2011 increased by approximately $1,650,000 compared to the prior year due to increased percentage rent to National Health Investors, Inc. (NHI) of $1,847,000. Percentage rent to NHI is equal to 4% of the increase in facility revenues over the 2007 revenues, the base year of the lease agreement.

Depreciation expense increased primarily due to the acquisition and construction of depreciable assets in the last year. The increase in depreciation for the twelve months ended December 31, 2011 was $1,760,000.

The income tax provision for 2011 was $33,807,000 (an effective tax rate of 34.5%). The income tax provision and effective tax rate for 2011 were favorably impacted by statute of limitations expirations resulting in a benefit to the provision of $3,992,000 or 4.1% of income before taxes in 2011. The income tax provision and effective tax rate for 2011 were unfavorably impacted by adjustments to unrecognized tax benefits resulting in an increase in the tax provision of $85,000 composed of $351,000 tax and $(266,000) interest and penalties or 0.1% of income before taxes in 2011.

The income tax provision for 2010 was $28,272,000 (an effective tax rate of 34.9%). The income tax provision and effective tax rate for 2010 were favorably impacted by statute of limitations expirations resulting in a benefit to the provision of $3,721,000 or 4.6% of income before taxes in 2010. The income tax provision and effective tax rate for 2010 were unfavorably impacted by adjustments to unrecognized tax benefits resulting in an increase in the tax provision of $660,000 composed of $449,000 tax and $211,000 interest and penalties or 0.8% of income before taxes in 2010.

Liquidity, Capital Resources and Financial Condition

Sources and Uses of Funds

Our primary sources of cash include revenues from the healthcare and senior living facilities we operate, homecare operations, hospice operations, insurance services, management services and accounting services. Our primary uses of cash include salaries, wages and other operating costs of our home office and the facilities we operate, the cost of additions to and acquisitions of real property, rent expenses, and dividend distributions. These sources and uses of cash are reflected in our consolidated statements of cash flows and are discussed in further detail below. The following is a summary of our sources and uses of cash flows (dollars in thousands):

	Year Ended		One Year Change		Year Ended	Two Year Change	
	12/31/12	12/31/11	$	%	12/31/10	$	%
Cash and cash equivalents at beginning of period	$ 61,008	$ 28,478	$ 32,530	114.2%	$ 39,022	$21,986	56.3%
Cash provided by operating activities	64,693	82,824	(18,131)	(21.9)%	63,361	1,332	2.1%
Cash used in investing activities	(31,225)	(31,746)	521	1.6%	(46,351)	15,126	32.6%
Cash used in financing activities	(27,775)	(18,548)	(9,227)	(49.7)%	(27,554)	(221)	(0.8)%
Cash and cash equivalents at end of period	$ 66,701	$ 61,008	$ 5,693	9.3%	$ 28,478	$38,223	134.2%

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was $64,693,000 as compared to $82,824,000 and $63,361,000 for the years ended December 31, 2011 and 2010, respectively. Cash provided by operating activities consisted of net income of $57,957,000, adjustments for non-cash items of $26,232,000 and $19,496,000 used for working capital and other activities. Working capital primarily consisted of an increase in restricted cash and cash equivalents of $7,636,000, an increase in accounts receivable of $7,263,000, a decrease in accrued payroll of $16,418,000, and an increase in accrued risk reserves and other current liabilities of $11,675,000.

The increase in restricted cash and cash equivalents is from NHC and other healthcare facilities paying insurance premiums into NHC insurance companies, which restrict the cash payment. The increase in accounts receivable is due primarily from reinsurance recoveries related to us being self-insured for professional liability, workers' compensation and health insurance coverage. The decrease in accrued payroll is due to the timing of payments. A portion of the incentive bonuses were paid in 2012, ahead of the income tax increases that were to take place in 2013. The increase in accrued risk reserves and other current liabilities is due primarily from the unfavorable results within professional liability, workers' compensation, and health insurance coverage during the 2012 fiscal year.

Investing Activities

Cash used in investing activities totaled $31,225,000 for the year ended December 31, 2012, as compared to $31,746,000 and $46,351,000 for the years ended December 31, 2011 and 2010, respectively. Cash used for property and equipment additions was $22,003,000, $23,372,000, and $32,293,000 for the years ended December 31, 2012 and 2011 and 2010, respectively. Cash in the amount of $7,500,000 was used in the June 1, 2012 acquisition of an additional 7.5% limited partnership interest in Caris. Purchases and sales of marketable securities resulted in a net use of cash of $2,382,000 compared to $2,096,000 and $2,005,000 in 2011 and 2010, respectively. Net cash provided by collections of notes receivable was $660,000 in 2012 compared to $1,222,000 and $1,300,000 in 2011 and 2010, respectively.

Construction costs included in additions to property and equipment in 2012 include $3,613,000 and $2,568,000 for the beginning of construction of the skilled nursing facility projects in Tullahoma, Tennessee and Sumner County, Tennessee, respectively.

The purchases of restricted marketable securities were funded from restricted cash and cash equivalents to earn a better rate of return.

Financing Activities

Net cash used in financing activities totaled $27,775,000, $18,548,000 and $27,554,000 for the years ended December 31, 2012, 2011, and 2010, respectively. Dividends paid to common stockholders for the 2012 year were $30,849,000 compared to $15,952,000 and $14,780,000 in 2011 and 2010, respectively. On December 21, 2012, the Company paid a special cash dividend of $1.00 per share, which used approximately $14,137,000 of cash and represents the increase over the 2011 and 2010 years. Dividends paid to preferred stockholders were $8,671,000 in 2012. Proceeds from the issuance of common stock, primarily from the exercise of stock options, totaled $13,412,000 in 2012 compared to $8,392,000 and $2,655,000 for 2011 and 2010, respectively. In August 2010, the Company repurchased 182,900 shares of common stock, which used $5,944,000 of cash. Entrance fee refunds for our continuing care retirement center used cash of $1,630,000, $2,170,000, and $957,000 for the 2012, 2011, and 2010 years, respectively.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to December 31, 2012 are as follows (in 000's):

	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt principal	$ 10,000	$ —	$ —	$ —	$ 10,000
Long-term debt – interest	1,380	276	552	552	—
Construction obligations	11,726	11,726	—	—	—
Operating leases	471,800	33,700	67,400	67,400	303,300
Total contractual cash obligations	$494,906	$45,702	$67,952	$67,952	$313,300

Income taxes payable for uncertain tax positions under ASC 740 of $3,704,000 attributable to permanent differences, at December 31, 2012 has not been included in the above table because of the inability to estimate the period in which payment is expected to occur. See Note 13 of the consolidated financial statements for a discussion on income taxes.

Short-term liquidity

Effective October 24, 2012, we extended the maturity of our $75,000,000 revolving credit agreement to October 23, 2013. At December 31, 2012, we do not have any funds borrowed against the credit agreement. The entire amount of $75,000,000 is available to be drawn for general corporate purposes, including working capital and acquisitions.

We expect to meet our short-term liquidity requirements primarily from our cash flows from operating activities. In addition to cash flows from operations, our current cash on hand of $66,701,000, marketable securities of $107,250,000 and as needed, our borrowing capacity, are expected to be adequate to meet our contractual obligations and to finance our operating requirements and our growth and development plans in the next twelve months.

Long-term liquidity

Our $75,000,000 revolving credit agreement matures on October 23, 2013. We currently anticipate renewing the credit agreement at that time. While we have had no indication from the lender there is any question about renewal, there has been no commitment at this time. We entered into this loan originally on October 30, 2007, and have renewed the loan five times, with a one year maturity. At the inception and at each renewal, the lender offered alternative notes with longer maturities, but the Company chose a one-year maturity because of the terms. If we have an outstanding balance and are not able to refinance our debt as it matures, we will be required to use our cash and marketable securities to meet our debt obligations. This will limit our ability to fund future growth opportunities.

Our ability to refinance the credit agreement, to meet our long-term contractual obligations and to finance our operating requirements, growth and development plans will depend upon our future performance, which will be affected by business, economic, financial and other factors, including potential changes in state and federal government payment rates for health care, customer demand, success of our marketing efforts, pressures from competitors, and the state of the economy, including the state of financial and credit markets.

Contingencies

Impact of Inflation

Inflation has remained relatively low during the past three years. However, rates paid under the Medicare and Medicaid programs do not necessarily reflect all inflationary changes and are subject to cuts unrelated to inflationary costs. Therefore, there can be no assurance that future rate increases will be sufficient to offset future inflation increases in our labor and other health care service costs.

See Note 15 to the consolidated financial statements for additional information on pending litigation and other contingencies.

Guarantees

We started paying quarterly dividends in the second quarter of 2004. Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

At December 31, 2012, we have no agreements to guarantee the debt obligations of other parties.

We have no outstanding letters of credit. We may or may not in the future elect to use financial derivative instruments to hedge interest rate exposure in the future. At December 31, 2012, we did not participate in any such financial investments.

New Accounting Pronouncements

See Note 1 to the consolidated financial statements for the impact of new accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Currently, our exposure to market risk relates primarily to our fixed-income and equity portfolios. These investment portfolios are exposed primarily to, but not limited to, interest rate risk, credit risk, equity price risk, and concentration risk. We also have exposure to market risk that includes our cash and cash equivalents, notes receivable, revolving credit facility, and long-term debt. The Company's senior management has established comprehensive risk management policies and procedures to manage these market risks.

Interest Rate Risk

The fair values of our fixed-income investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, the liquidity of the instrument and other general market conditions. At December 31, 2012, we have available for sale debt securities in the amount of $135,207,000. The fixed maturity portfolio is comprised of investments with primarily short-term and intermediate-term maturities. The portfolio composition allows flexibility in reacting to fluctuations of interest rates. The fixed maturity portfolio allows our insurance company subsidiaries to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet obligations.

As of December 31, 2012, both our long-term debt and revolving credit facility bear interest at variable interest rates. Currently, we have long-term debt outstanding of $10.0 million and the revolving credit facility is zero. However, we do intend to borrow funds on our credit facility in the future. Based on a hypothetical credit facility borrowing of $75 million and our outstanding long-term debt, a 1% change in interest rates would change our interest cost by approximately $850,000.

Approximately $5.4 million of our notes receivable bear interest at variable rates (generally at the prime rate plus 2%). Because the interest rates of these instruments are variable, a hypothetical 1% change in interest rates would result in a related increase or decrease in interest income of approximately $54,000.

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased. As a result of the short-term nature of our cash instruments, a hypothetical 1% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to approvals by the Investment Committee of the Board.

Credit Risk

Credit risk is managed by diversifying the fixed maturity portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. Corporate debt securities and commercial mortgage-backed securities comprise approximately 82.1% of the fair value of the fixed maturity portfolio. At December 31, 2012, the credit quality ratings for our fixed maturity portfolio consisted of the following investment grades (as a percent of fair value): 36.0% AAA rated, 21.9% AA rated, 37.0% A rated, and 1.3% BBB rated.

Equity Price and Concentration Risk

Our available for sale equity securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. At December 31, 2012, the fair value of our equity marketable securities is approximately $107,250,000. Of the $107.2 million equity securities portfolio, our investment in National Health Investors, Inc. ("NHI") comprises approximately $92,180,000, or 85.9%, of the total fair value. We manage our exposure to NHI by closely monitoring the financial condition, performance, and outlook of the company. Hypothetically, a 10% change in quoted market prices would result in a related increase or decrease in the fair value of our equity investments of approximately $9,218,000. At December 31, 2012, our equity securities had unrealized gains of $77,074,000. Of the $77,074,000 unrealized gains, $67,446,000 is related to NHI.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation

We have audited the accompanying consolidated balance sheets of National HealthCare Corporation as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National HealthCare Corporation at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National HealthCare Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
February 15, 2013

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Income

(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Net patient revenues	$ 705,386	$ 715,489	$ 663,629
Other revenues	55,876	58,048	57,024
Net operating revenues	761,262	773,537	720,653
Costs and Expenses:			
Salaries, wages and benefits	426,934	428,672	400,270
Other operating	198,691	198,439	197,016
Rent	39,355	39,736	38,086
Depreciation and amortization	29,792	28,901	27,141
Interest	455	443	513
Total costs and expenses	695,227	696,191	663,026
Income Before Non-Operating Income	66,035	77,346	57,627
Non-Operating Income	25,245	20,533	23,340
Income Before Income Taxes	91,280	97,879	80,967
Income Tax Provision	(33,323)	(33,807)	(28,272)
Net Income	57,957	64,072	52,695
Dividends to Preferred Stockholders	(8,671)	(8,671)	(8,673)
Net Income Available to Common Stockholders	$ 49,286	$ 55,401	$ 44,022
Earnings Per Common Share:			
Basic	$ 3.56	$ 4.02	$ 3.22
Diluted	$ 3.49	$ 3.90	$ 3.22
Weighted Average Common Shares Outstanding:			
Basic	13,852,709	13,774,628	13,671,053
Diluted	16,598,816	16,414,023	13,676,476

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net Income	$57,957	$64,072	$52,695
Other Comprehensive Income:			
Unrealized gains on investments in marketable securities	23,099	598	15,016
Income tax expense related to items of other comprehensive income	(8,993)	(183)	(5,809)
Other comprehensive income, net of tax	14,106	415	9,207
Comprehensive Income	$72,063	$64,487	$61,902

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands)

	December 31, 2012	December 31, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 66,701	$ 61,008
Restricted cash and cash equivalents	11,563	50,587
Marketable securities	107,250	85,051
Restricted marketable securities	135,207	83,625
Accounts receivable, less allowance for doubtful accounts of $3,166 and $3,713, respectively	74,693	71,696
Inventories	6,660	7,419
Prepaid expenses and other assets	1,132	1,082
Notes receivable	5,840	1,260
Federal income tax receivable	5,933	6,470
Total current assets	414,979	368,198
Property and Equipment:		
Property and equipment, at cost	675,455	659,523
Accumulated depreciation and amortization	(254,548)	(229,872)
Net property and equipment	420,907	429,651
Other Assets:		
Deposits	143	397
Goodwill	17,600	20,320
Notes receivable	15,949	21,189
Deferred income taxes	10,564	10,167
Investments in limited liability companies	40,039	20,502
Total other assets	84,295	72,575
Total assets	$ 920,181	$ 870,424

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,	
	2012	2011
Liabilities and Stockholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 10,555	$ 9,834
Accrued payroll	37,243	54,063
Amounts due to third party payors	17,001	16,807
Accrued risk reserves	110,331	98,732
Deferred income taxes	24,474	14,526
Other current liabilities	20,411	20,335
Dividends payable	6,480	6,362
Total current liabilities	226,495	220,659
Long-Term Debt	10,000	10,000
Other Noncurrent Liabilities	13,890	16,244
Deferred Revenue	10,124	11,785
Stockholders' Equity:		
Series A Convertible Preferred Stock; $.01 par value; 25,000,000 shares authorized; 10,838,412 and 10,838,490 shares, respectively, issued and outstanding; stated at liquidation value of $15.75 per share	170,514	170,515
Common stock, $.01 par value; 30,000,000 shares authorized; 14,158,127 and 13,862,738 shares, respectively, issued and outstanding	141	138
Capital in excess of par value	154,692	139,183
Retained earnings	283,517	265,198
Accumulated other comprehensive income	50,808	36,702
Total stockholders' equity	659,672	611,736
Total liabilities and stockholders' equity	$ 920,181	$ 870,424

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities:			
Net income	$ 57,957	$ 64,072	$ 52,695
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,792	28,901	27,141
Provision for doubtful accounts receivable	2,455	2,430	2,256
Equity in earnings of unconsolidated investments	(13,616)	(9,674)	(8,993)
Distributions from unconsolidated investments	6,317	10,828	6,462
Recovery of assets in acquisition of healthcare centers	—	—	(3,563)
Gains on sale of marketable securities	(1,640)	(754)	(891)
Deferred income taxes	558	1,990	3,505
Stock-based compensation	2,366	2,751	321
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Restricted cash and cash equivalents	(7,636)	(7,830)	(2,509)
Accounts receivable	(7,263)	5,032	(15,817)
Income tax receivable	537	(3,779)	3,470
Inventories	759	434	(372)
Prepaid expenses and other assets	(77)	169	(166)
Trade accounts payable	831	(1,113)	(352)
Accrued payroll	(16,418)	2,008	5,205
Amounts due to third party payors	481	(860)	(891)
Other current liabilities and accrued risk reserves	11,675	(9,129)	(103)
Other noncurrent liabilities	(2,354)	(2,617)	(3,772)
Deferred revenue	(31)	(35)	(265)
Net cash provided by operating activities	64,693	82,824	63,361
Cash Flows From Investing Activities:			
Additions to and acquisitions of property and equipment	(22,003)	(23,372)	(32,293)
Acquisition of non-controlling interest in hospice business	(7,500)	(7,500)	—
Acquisition of homecare business	—	—	(14,342)
Collections of notes receivable, net	660	1,222	1,300
Decrease in restricted cash and cash equivalents	46,660	9,235	47,451
Purchases of marketable securities	(111,691)	(57,597)	(93,305)
Sale of marketable securities	62,649	46,266	43,849
Cash acquired in acquisition of facilities	—	—	989
Net cash used in investing activities	(31,225)	(31,746)	(46,351)
Cash Flows From Financing Activities:			
Tax (expense) benefit from stock-based compensation	(267)	(52)	154
Dividends paid to preferred stockholders	(8,671)	(8,671)	(8,673)
Dividends paid to common stockholders	(30,849)	(15,952)	(14,780)
Issuance of common shares	13,412	8,392	2,655
Repurchase of common shares	—	—	(5,944)
Entrance fee refunds	(1,630)	(2,170)	(957)
(Increase) decrease in deposits	230	(95)	21
Other	—	—	(30)
Net cash used in financing activities	(27,775)	(18,548)	(27,554)
Net Increase (Decrease) in Cash and Cash Equivalents	5,693	32,530	(10,544)
Cash and Cash Equivalents, Beginning of Period	61,008	28,478	39,022
Cash and Cash Equivalents, End of Period	$ 66,701	$ 61,008	$ 28,478

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Cash Flows
(continued)

(in thousands)	Year Ended December 31, 2012	2011	2010
Supplemental Information:			
Cash payments for interest	$ 383	$ 501	$ 658
Cash payments for income taxes	34,142	40,798	22,969
Non-cash activities include:			
Effective January 1, 2012, NHC assigned the assets and liabilities of eight Solaris Hospice programs to Caris in exchange for an additional limited partnership interest.			
Current assets assigned	1,862	—	—
Property and equipment assigned	303	—	—
Current liabilities assigned	(799)	—	—
Goodwill	2,945	—	—
Investment in limited liability company	(4,311)	—	—
Effective December 1, 2010, NHC acquired the assets and assumed certain liabilities of two 120-bed long-term health care centers. The consideration given was first mortgage bonds owned by NHC.			
Real and personal property	—	—	(4,873)
Current assets acquired	—	—	(1,958)
Current liabilities acquired	—	—	1,623
First mortgage revenue bonds	—	—	1,645
Gain on recovery of assets	—	—	3,563

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Stockholders' Equity

(in thousands, except for share and per share amounts)

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2010	10,841,062	$170,555	13,717,701	$137	$130,867	$197,140	$27,080	$525,779
Net income	—	—	—	—	—	52,695	—	52,695
Other comprehensive income	—	—	—	—	—	—	9,207	9,207
Stock-based compensation	—	—	—	—	321	—	—	321
Tax benefit from exercise of stock options	—	—	—	—	154	—	—	154
Shares sold - options exercised	—	—	102,349	1	2,654	—	—	2,655
Shares repurchased	—	—	(182,900)	(2)	(5,942)	—	—	(5,944)
Shares issued in conversion of preferred stock to common stock	(454)	(7)	108	—	7	—	—	—
Dividends declared to preferred stockholders ($0.80 per share)	—	—	—	—	—	(8,673)	—	(8,673)
Dividends declared to common stockholders ($1.10 per share)	—	—	—	—	—	(15,048)	—	(15,048)
Balance at December 31, 2010	10,840,608	$170,548	13,637,258	$136	$128,061	$226,114	$36,287	$561,146
Net income	—	—	—	—	—	64,072	—	64,072
Other comprehensive income	—	—	—	—	—	—	415	415
Stock-based compensation	—	—	—	—	2,751	—	—	2,751
Tax expense from exercise of stock options	—	—	—	—	(52)	—	—	(52)
Shares sold - options exercised	—	—	224,969	2	8,390	—	—	8,392
Shares issued in conversion of preferred stock to common stock	(2,118)	(33)	511	—	33	—	—	—
Dividends declared to preferred stockholders ($0.80 per share)	—	—	—	—	—	(8,671)	—	(8,671)
Dividends declared to common stockholders ($1.18 per share)	—	—	—	—	—	(16,317)	—	(16,317)
Balance at December 31, 2011	10,838,490	$170,515	13,862,738	$138	$139,183	$265,198	$36,702	$611,736
Net income	—	—	—	—	—	57,957	—	57,957
Other comprehensive income	—	—	—	—	—	—	14,106	14,106
Stock-based compensation	—	—	—	—	2,366	—	—	2,366
Tax expense from exercise of stock options	—	—	—	—	(267)	—	—	(267)
Shares sold - options exercised	—	—	295,371	3	13,409	—	—	13,412
Shares issued in conversion of preferred stock to common stock	(78)	(1)	18	—	1	—	—	—
Dividends declared to preferred stockholders ($0.80 per share)	—	—	—	—	—	(8,671)	—	(8,671)
Dividends declared to common stockholders ($2.20 per share)	—	—	—	—	—	(30,967)	—	(30,967)
Balance at December 31, 2012	10,838,412	$170,514	14,158,127	$141	$154,692	$283,517	$50,808	$659,672

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

National HealthCare Corporation ("NHC" or "the Company") operates, manages or provides services to long-term health care centers and associated assisted living centers, retirement centers and home health care programs located in 11 Southeastern, Northeastern and Midwestern states in the United States. The most significant part of our business relates to skilled and intermediate nursing care in which setting we provide assisted living and retirement services, rehabilitative therapy services, and home health care. We also have a non-controlling ownership interest in a hospice care business that services NHC owned health care centers and others. The long-term health care environment has continually undergone changes with regard to Federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") include our wholly owned and controlled subsidiaries and affiliates. Variable interest entities ("VIEs") in which we have an interest have been consolidated when we have been identified as the primary beneficiary. Investments in ventures in which we have the ability to exercise significant influence but do not have control over are accounted for using the equity method. Equity method investments are initially recorded at cost and subsequently are adjusted for our share of the venture's earnings or losses and cash distributions. Our most significant equity method investment is a 75.1% non-controlling ownership interest in Caris Healthcare, LP ("Caris"), a business that specializes in hospice care services. Investments in entities in which we lack the ability to exercise significant influence are included in the consolidated financial statements at cost unless there has been a decline in the market value of our investment that is deemed to be other than temporary. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Patient Revenues and Accounts Receivable

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate nursing, rehabilitation therapy, hospice, assisted living and retirement and home health care services.

Revenues are recorded when services are provided based on established rates adjusted to amounts expected to be received under governmental programs and other third-party contractual arrangements based on contractual terms. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay patients in skilled nursing or assisted living and retirement facilities, we bill in advance for the following month, with the remittance being due on receipt of the statement and generally by the 10th day of the month the services are performed. A portion of the episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are initially deferred and then are recognized as revenue when the services are performed.

We receive payments from the Medicare program under a prospective payment system ("PPS"). For skilled nursing services, Medicare pays a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs.

Medicaid program payments for long-term care services are generally based on fixed per diem rates subject to program cost ceilings.

For homecare services, Medicare pays based on the acuity level of the patient and based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit. We are allowed to make a request for anticipated payment at the start of care equal to 60% of the expected payment for the initial episode. The remaining balance due is paid following the submission of the final claim at the end of the episode. Revenues are recognized when services are provided based on the number of days of service rendered in the episode. Deferred revenue is recorded for payments received for which the related services have not yet been provided.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs. We believe that we are in material compliance with all applicable laws and regulations.

Medicare program revenues, as well as certain Medicaid program revenues, are subject to audit and retroactive adjustment by government representatives. The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups ("RUGs") based on the acuity level of the patient to determine the amount paid to us for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries or their agents. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Retroactive adjustments are estimated in the recording of revenues in the period the related services are rendered. Any differences between our original estimates of reimbursements and subsequent revisions are reflected in operations in the period in which the revisions are made often due to final determination or the period of payment no longer being subject to audit or review. We believe currently that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements. We have made provisions of approximately $17,001,000 as of December 31, 2012 for various Medicare and Medicaid current and prior year cost reports and claims reviews.

Approximately 67% of our net patient revenues are derived from participation in Medicare and Medicaid programs and other government programs.

Other Revenues

As discussed in Note 4 other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, and rental income. Our insurance revenues consist of premiums that are generally paid in advance and then amortized into income as earned over the related policy period. We charge for management services based on a percentage of net revenues. We charge for accounting services based on a monthly fee or a fixed fee per bed of the long-term care center under contract. We generally record other revenues on the accrual basis based on the terms of our contractual arrangements. However, with respect to management and accounting services revenue from certain long-term care providers, including but not limited to National Health Corporation ("National") as discussed in Note 4, where collection is not reasonably assured based on insufficient historical collections and the lack of expected future collections, our policy is to recognize income only in the period in which collection is assured and the amounts at question are believed by management to be fixed and determined.

Certain management contracts, including, but not limited to contracts with National, subordinate the payment of management fees earned under those contracts to other expenditures of the long-term care center and to the availability of cash provided by the facility's operations. Revenues from management services provided to the facilities that generate insufficient cash flow to pay the management fee, as prioritized under the contractual arrangement, are not recognized until such time as the amount of revenue earned is fixed or determinable and collectability is reasonably assured. This recognition policy could cause our reported revenues and net income from management services to vary significantly from period to period.

We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive contingent rent, which is based on the increase in revenues of a lessee over a base year. We recognize contingent rent annually or monthly, as applicable, when, based on the actual revenue of the lessee, receipt of such income is assured. We identify leased real estate properties as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to rental income on non-performing leased real estate properties is to recognize rental income in the period when the income is received.

Non-Operating Income

As discussed in Note 5, non-operating income includes equity in earnings of unconsolidated investments, dividends and realized gains on securities, interest income, and other miscellaneous non-operating income.

Provision for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on factors such as payor type, historical collection trends and aging categories. We review these factors and determine an estimated provision for doubtful accounts. Historically, bad debts have resulted primarily from uncollectible private balances or from uncollectible coinsurance and deductibles. Receivables that are deemed to be uncollectible are written off against the allowance. The allowance for doubtful accounts balance is assessed on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

The Company includes provisions for doubtful accounts in operating expenses in its consolidated statements of income. The provisions for doubtful accounts were $2,455,000, $2,430,000, and $2,256,000 for 2012, 2011 and 2010, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the expected useful lives of the assets estimated as follows: buildings and improvements, 20-40 years and equipment and furniture, 3-15 years. Leasehold improvements are amortized over periods that do not exceed the non-cancelable respective lease terms using the straight-line method.

Expenditures for repairs and maintenance are charged against income as incurred. Betterments, which significantly extend the useful life, are capitalized. We remove the costs and related allowances for accumulated depreciation or amortization from the accounts for properties sold or retired, and any resulting gains or losses are included in income.

In accordance with Accounting Standards Codification ("ASC") Topic 360, *Property, Plant, and Equipment*, we evaluate the recoverability of the carrying values of our properties on a property by property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future undiscounted cash flows from a property over the remaining useful life compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Mortgage and Other Notes Receivable

In accordance with ASC Topic 310, Receivables, NHC evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHC reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of contractual principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Investments in Marketable Securities and Restricted Marketable Securities

Our investments in marketable securities and restricted marketable securities include available for sale securities, which are recorded at fair value. Unrealized gains and losses on available for sale securities that are deemed temporary are recorded as a separate component of stockholders' equity. If any adjustment to fair value reflects a significant decline in the value of the security, we consider all available evidence to evaluate the extent to which the decline is "other than temporary". Credit losses are identified when we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security. In the event of a credit loss, only the amount associated with the credit loss is recognized in earnings, with the amount of loss relating to other factors recorded as a separate component of stockholders' equity.

Goodwill

The Company accounts for goodwill under ASC Topic 350, *Intangibles – Goodwill and Other.* Under the provisions of this guidance, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests based on their estimated fair value. Unamortized goodwill is continually reviewed for impairment in accordance with ASC. The Company performs its annual impairment assessment on the first day of the fourth quarter.

Income Taxes

We utilize ASC Topic 740, *Income Taxes*, which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this guidance, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 13 for further discussion of our accounting for income taxes.

Also under ASC Topic 740, *Income Taxes*, tax positions are evaluated for recognition using a more-than-likely-than-not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Liabilities for income tax matters include amounts for income taxes, applicable penalties, and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Concentration of Credit Risks

Our credit risks primarily relate to cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, marketable securities, restricted marketable securities and notes receivable. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash and cash equivalents is primarily invested in commercial paper and certificates of deposit with financial institutions and other interest bearing accounts. Accounts receivable consist primarily of amounts due from patients (funded through Medicare, Medicaid, other contractual programs and through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain allowances for doubtful accounts on these accounts receivable. Marketable securities and restricted marketable securities are held primarily in accounts with brokerage institutions. Notes receivable relate primarily to secured loans with health care facilities (recorded as notes receivable in the consolidated balance sheets) as discussed in Note 11.

At any point in time we have funds in our operating accounts and restricted cash accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While we monitor the cash balances in our operating accounts, these cash and restricted cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

Our financial instruments, principally our notes receivable, are subject to the possibility of loss of the carrying values as a result of the failure of other parties to perform according to their contractual obligations. We obtain various collateral and other protective rights, and continually monitor these rights in order to reduce such possibilities of loss. We evaluate the need to provide reserves for potential losses on our financial instruments based on management's periodic review of the portfolio on an instrument by instrument basis. See Note 11 for additional information on the notes receivable.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash and Cash Equivalents and Restricted Marketable Securities

Restricted cash and cash equivalents and restricted marketable securities primarily represent assets that are held by our wholly-owned limited purpose insurance companies for workers' compensation and professional liability claims.

Inventories

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Other Current Liabilities

Other current liabilities primarily represent accruals for current federal and state income taxes, real estate taxes and other current liabilities.

Accrued Risk Reserves

We are principally self-insured for risks related to employee health insurance and utilize wholly-owned limited purpose insurance companies for workers' compensation and professional liability claims. Accrued risk reserves primarily represent the accrual for risks associated with employee health insurance, workers' compensation and professional liability claims. The accrued risk reserves include a liability for unpaid reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to estimate our exposure for claims obligation (for both asserted and unasserted claims). Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

Stock-Based Compensation

Stock-based awards granted include stock options, restricted stock units, and stock purchased under our employee stock purchase plan. Stock-based compensation cost is measured at the grant date, based on the fair value of the awards, and is recognized as expense over the requisite service period only for those equity awards expected to vest.

The fair value of the restricted stock units is determined based on the stock price on the date of grant. We estimated the fair value of stock options and stock purchased under our employee stock purchase plan using the Black-Scholes model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the expected term of the grant, the expected volatility of the price of our common stock, risk-free interest rates and expected dividend yield of our common stock. The fair value is amortized on a straight-line basis over the requisite service periods of the awards.

Other Noncurrent Liabilities

Other noncurrent liabilities include reserves primarily related to various uncertain income tax positions (see Note 13).

Deferred Revenue

Deferred revenue includes the deferred gain on the sale of assets to National (as discussed in Note 3), certain amounts related to episodic payments received by our home health care providers in advance of providing services (as discussed in Note 1) and entrance fees that have been and are currently being received upon reservation and occupancy of retirement center units for a continuing care retirement community we own. In accordance with ASC Topic 954-430, *Health Care Entities – Deferred Revenue*, the estimated amount of entrance fees that are expected to be refunded to current residents should be recorded as deferred revenue. According to our entrance fee contracts, a portion of the entrance fees are refundable (90%) only after a contract holder's unit has been resold. The amounts received from new residents in excess of the amounts to be paid to previous residents are deferred and amortized over the estimated life of the facility. The non-refundable portion (10%) is being recognized over the remaining life expectancies of the residents.

Comprehensive Income

ASC Topic 220, *Comprehensive Income*, requires that changes in the amounts of certain items, including unrealized gains and losses on marketable securities, be shown in the consolidated financial statements as comprehensive income. We report comprehensive income in the consolidated statements of comprehensive income and also in the consolidated statements of stockholders' equity.

Segment Disclosures

ASC Topic 280, *Segment Reporting*, establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial reports issued to stockholders. Management believes that substantially all of our operations are part of the long-term health care industry segment. See Note 4 for a detail of other revenues provided within the long-term health care industry segment. Information about the costs and expenses associated with each of the components of other revenues is not separately identifiable.

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011–08, which is included in the Codification under ASC 350, "Intangibles – Goodwill and Other." The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. This accounting standard update became effective beginning in our first quarter of fiscal 2012. The adoption did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011–05, which is included in Codification under ASC 220, "Comprehensive Income". This accounting standard update eliminates the option to present components of other comprehensive income as part of the statement of equity and requires the total of comprehensive income, the components of net income, and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also requires presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This accounting standard update became effective beginning in our first quarter of fiscal 2012. In December 2011, the FASB issued ASU No. 2011–12 which indefinitely defers the guidance related to the presentation of reclassification adjustments only. The adoption of this accounting standard update resulted in financial statement presentation changes only.

In May 2011, the FASB issued ASU No. 2011–04, which is included in the Codification under ASC 820, "Fair Value Measurement." The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments became effective beginning in our first fiscal quarter of 2012. The adoption did not have a material impact on the Company's consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company's consolidated financial position or results of operations.

Note 2 - Relationship with National Health Investors, Inc.

In 1991, we formed National Health Investors, Inc. ("NHI") as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's stockholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange under the symbol NHI.

Leases

On October 17, 1991, concurrent with our conveyance of real property to NHI, we leased from NHI the real property of certain health care centers. At December 31, 2012, we lease the real property of 38 long-term health care centers, six assisted living centers and three independent living centers. As part of our lease with NHI, we sublease four Florida long-term care centers to four separate corporations, none of which we own or control.

A 15-year lease extension began on January 1, 2007, and included three additional five-year renewal options, each at fair market value. On December 26, 2012, we extended the lease agreement through the first of the three additional five-year renewal options; therefore, extending the master lease date through 2026 and the two additional five-year renewal options still remain. Under the terms of the lease, base rent for 2007 totaled $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent expense for 2012, 2011, and 2010 was approximately $2,591,000, $2,969,000, and $1,122,000, respectively.

Each lease with NHI is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHI to purchase any of the properties transferred from us should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

Base rent expense to NHI was $33,700,000 in 2012. At December 31, 2012, the approximate future minimum base rent to be paid by us on non-cancelable operating leases with NHI are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2013	$ 33,700,000	$ 28,948,000
2014	33,700,000	28,948,000
2015	33,700,000	28,948,000
2016	33,700,000	33,700,000
2017	33,700,000	33,700,000
Thereafter	303,300,000	303,300,000

Investment in NHI Common Stock

At December 31, 2012 and 2011, we own 1,630,642 shares (or 5.9%) of NHI's outstanding common stock. We account for our investment in NHI common stock as available for sale marketable securities in accordance with the provisions of ASC Topic 320, *Investments.*

Note 3 - Relationship with National Health Corporation

National Health Corporation, which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and is our administrative services affiliate and contractor. As discussed below, all of the personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation as employees in the ESOP.

Management Contracts

We currently manage five long-term health care centers for National under a management contract. We manage the centers for management fees that are comparable to those in the industry. The management contract has been extended until January 1, 2018. See Note 4 for additional information regarding management fees recognized from National.

Financing Activities

During 1991, we borrowed $10,000,000 from National. The term note payable currently requires quarterly interest payments at the prime rate minus .85 percent. The entire principal is due at maturity in 2018.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due from National from time to time. The maximum loan commitment under the line of credit is $2,000,000. The interest rate on the line of credit is prime plus one percent and the final maturity is January 20, 2018. At December 31, 2012, National did not have an outstanding balance on the line of credit.

The maximum line of credit commitment amount of $2,000,000 is also the amount of a deferred gain that has been outstanding since NHC sold certain assets to National in 1988. The amount of the deferred gain is expected to remain deferred until the management contract with National expires, currently scheduled in January 2018. The deferred gain is included in deferred revenue in the consolidated balance sheets.

Payroll and Related Services

The personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation in the ESOP. National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. Such costs of personnel totaling approximately $426,934,000, $428,672,000, and $400,270,000 for 2012, 2011 and 2010 respectively, are reflected as salaries, wages and benefits in the accompanying consolidated statements of income. The administrative fee paid to National for 2012, 2011, and 2010 was $3,862,000, $3,608,000, and $3,299,000, respectively. National owes us $5,149,086 and $6,933,000 at December 31, 2012 and 2011, respectively, as a result of the differences between interim payments for payroll and benefits services costs made during the current and previous years and such actual costs. The amounts are included in accounts receivable in the consolidated balance sheets.

National's Ownership of Our Stock

At December 31, 2012 and 2011, National owns 1,271,147 shares (or approximately 9.0%) of our outstanding common stock and 1,271,147 shares (or approximately 11.7%) of our outstanding preferred stock.

Consolidation Considerations

Because of the contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in ASC Topic 810, *Consolidation*. We do not consolidate National because (1) NHC does not have any obligation or rights (current or future) to absorb losses or to receive benefits from National. The ESOP participants bear the current and future financial gain or burden of National, (2) National's equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (3) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC's affiliates. The contractual and management relationships between NHC and National are with certain nursing centers that are substantially less than 50% of the fair value of the total assets of National. NHC does not have a variable interest in National as a whole.

Note 4 - Other Revenues

Other revenues are outlined in the table below. Revenues from insurance services include premiums for workers' compensation and professional liability insurance policies that our wholly-owned limited purpose insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees provided to managed and other long-term health care centers. Revenues from rental income include health care real estate properties owned by us and leased to third party operators. Other revenues include miscellaneous health care related earnings.

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Insurance services	$15,671	$15,657	$17,068
Management and accounting service fees	20,042	21,601	20,897
Rental income	19,039	19,124	17,375
Other	1,124	1,666	1,684
	$55,876	$58,048	$57,024

Management Fees from National

We have managed long-term care centers for National since 1988, and we currently manage five centers. See Note 3 regarding our relationship with National.

During 2012, 2011 and 2010, National paid and we recognized approximately $3,397,000, $3,539,000, and $3,982,000, respectively, of management fees and interest on management fees, which amounts are included in management and accounting service fees. Unrecognized and unpaid management fees from National total $21,333,000, $21,289,000, and $21,320,000 at December 31, 2012, 2011 and 2010, respectively. We have recognized approximately $37,621,000 of management fees and interest from these centers since 1988.

The unpaid fees from these five centers, because the amount collectable could not be reasonably determined when the management services were provided, and because we cannot estimate the timing or amount of expected future collections, will be recognized as revenues only when the collectability of these fees can be reasonably assured. Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five long-term care centers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of centers or proceeds from the sale of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Management Fees from Other Nursing Centers

We continue to manage fourteen long-term health centers (excluding the five National centers) for third-party owners where the management fees are recognized only when realized. During 2012, 2011, and 2010, we recognized $5,660,000, $6,138,000, and $4,753,000, respectively, of management fees and interest from these fourteen long-term care centers. Unrecognized and unpaid management fees from these centers total $8,505,000, $8,502,000, and $8,889,000 at December 31, 2012, 2011, and 2010, respectively. We have recognized approximately $39,807,000 of management fees and interest from these centers since 2002.

The unpaid fees from these fourteen centers, because of insufficient historical collections and the lack of expected future collections, will be recognized as revenues only when the collectability of the fees can be reasonably assured. Under the terms of our management agreements, the payment of these fees to us may be subordinated to other expenditures of each of the long-term care providers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized and uncollected management fees in whole or in part in the future only if cash flows from operating and investing activities of the centers or proceeds from the sale of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

During 2012, a receiver was appointed for the fourteen long-term health centers and the Board of Directors' of the respective two nonprofit organizations no longer have the custodial responsibility over the assets of the entities. Consequently, the appointed receiver for each of the two nonprofit organizations filed a lawsuit against us and another party. As stated above, we are currently managing the fourteen facilities and have a management contract with the receiver, but it is unknown at this time how long we will continue to manage the health care centers or the receiver's intentions. However, if we no longer manage some or all of the fourteen health care centers, such impact may be adverse and material to our future results of operations and cash flows. See Note 15 for additional information on the pending litigation.

Rental Income

In 2007, NHC acquired all of the net assets of National Health Realty, Inc., which was a health care real estate investment trust. The properties acquired in the acquisition are the properties that have generated the majority of the rental income for NHC for the years ended December 31, 2012, 2011, and 2010. The health care properties currently owned and leased to third party operators include nine skilled nursing facilities and four assisted living communities. We renewed the rental agreements in 2011 for a five year period, which ends on December 31, 2015.

Note 5 - Non-Operating Income

Non-operating income is outlined in the table below. Non-operating income includes equity in earnings of unconsolidated investments, dividends and other realized gains and losses on securities, interest income, and other miscellaneous non-operating income. Our most significant equity method investment is a 75.1% non-controlling ownership interest in Caris, a business that specializes in hospice care services. See Note 16 for additional disclosures regarding Caris.

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Equity in earnings of unconsolidated investments	$13,616	$ 9,674	$ 8,993
Dividends and net realized gains on sales of securities	7,006	5,875	5,404
Interest income	4,623	4,984	5,380
Recovery of assets in acquisition of healthcare centers	—	—	3,563
	$25,245	$20,533	$23,340

Note 6 - Other Operating Expenses

Other operating expenses include the costs of care and services that we provide to the residents of our facilities and the costs of maintaining our facilities. Our primary patient care costs include drugs, medical supplies, purchased professional services, food, professional insurance and licensing fees. The primary facility costs include utilities and property insurance.

Note 7 - Earnings Per Share

We compute earnings per share using the two-class method. Under the two-class method, earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period.

The following table summarizes the earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

	Year Ended December 31,		
	2012	2011	2010
	(dollars in thousands, except share and per share amounts)		
Basic:			
Weighted average common shares outstanding	13,852,709	13,774,628	13,671,053
Net income	$ 57,957	$ 64,072	$ 52,695
Dividends to preferred stockholders	8,671	8,671	8,673
Net income available to common stockholders	$ 49,286	$ 55,401	$ 44,022
Earnings per common share, basic	$ 3.56	$ 4.02	$ 3.22
Diluted:			
Weighted average common shares outstanding	13,852,709	13,774,628	13,671,053
Dilutive effect of stock options	8,019	9,934	3,237
Dilutive effect of restricted stock	5,526	6,009	2,186
Dilutive effect of contingent issuable stock	109,233	—	—
Convertible preferred stock	2,623,329	2,623,452	—
Assumed average common shares outstanding	16,598,816	16,414,023	13,676,476
Net income available to common stockholders	$ 49,286	$ 55,401	$ 44,022
Add dilutive preferred stock dividends for effect of assumed conversion of preferred stock	8,671	8,671	—
Net income for diluted earnings per common share	$ 57,957	$ 64,072	$ 44,022
Earnings per common share, diluted	$ 3.49	$ 3.90	$ 3.22

Excluded in the above table are 1,068,302; 1,420,620; and 235,620 shares associated with stock options for 2012, 2011, and 2010, respectively, due to their antidilutive impact. Also excluded in 2010 are 2,623,861 potential common shares issuable upon the conversion of preferred stock due to their antidilutive impact.

Note 8 - Investments in Marketable Securities

Our investments in marketable securities include available for sale securities. Realized gains and losses from securities sales are determined on the specific identification of the securities. Marketable securities and restricted marketable securities consist of the following:

	December 31, 2012		December 31, 2011	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investments available for sale:				
Marketable equity securities	$ 30,176	$107,250	$ 30,176	$ 85,051
Restricted investments available for sale:				
Corporate debt securities	61,453	62,876	33,426	34,074
Commercial mortgage-backed securities	47,194	48,063	33,275	33,904
U.S. Treasury securities	16,218	16,604	7,778	8,070
State and municipal securities	7,213	7,664	7,270	7,577
	$162,254	$242,457	$111,925	$168,676

Included in the available for sale marketable equity securities are the following:

(in thousands, except share amounts)	December 31, 2012			December 31, 2011		
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
NHI Common Stock	1,630,642	$24,734	$92,180	1,630,642	$24,734	$71,716

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows:

	December 31, 2012		December 31, 2011	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Maturities:				
Within 1 year	$ 8,868	$ 8,918	$ 5,280	$ 5,298
1 to 5 years	80,910	82,801	44,923	45,734
6 to 10 years	40,670	41,856	21,993	22,768
Over 10 years	1,630	1,632	9,553	9,825
	$132,078	$135,207	$81,749	$83,625

Gross unrealized gains related to available for sale securities are $80,296,000 and $57,138,000 as of December 31, 2012 and 2011, respectively. Gross unrealized losses related to available for sale securities were $93,000 and $387,000 as of December 31, 2012 and 2011, respectively.

Proceeds from the sale of investments in marketable securities during the years ended December 31, 2012, 2011 and 2010 were $62,649,000, $46,266,000, and $43,849,000, respectively. Net investment gains of $1,640,000, $754,000, and $891,000 were realized on these sales during the years ended December 31, 2012, 2011, and 2010, respectively.

Note 9 - Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs that may be used to measure fair value:

Level 1 – The valuation is based on quoted prices in active markets for identical instruments.

Level 2 – The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management's own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Valuation of Marketable Securities

The Company determines fair value for marketable securities with Level 1 inputs through quoted market prices. The Company determines fair value for marketable securities with Level 2 inputs through broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Our Level 2 marketable securities have been initially valued at the transaction price and subsequently valued, at the end of each month, typically utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, and other industry and economic events.

We validated the prices provided by our broker by reviewing their pricing methods, obtaining market values from other pricing sources, analyzing pricing data in certain instances and confirming that the relevant markets are active. After completing our validation procedures, we did not adjust or override any fair value measurements provided by our broker as of December 31, 2012 or 2011. We did not have any transfers of assets between Level 1 and Level 2 of the fair value measurement hierarchy during the twelve months ended December 31, 2012 or 2011.

Other

The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short-term nature. The estimated fair value of notes receivable approximates the carrying value based principally on their underlying interest rates and terms, maturities, collateral and credit status of the receivables. Our long-term debt approximates fair value due to variable interest rates. At December 31, 2012 and 2011, there were no material differences between the carrying amounts and fair values of NHC's financial instruments.

The following table summarizes fair value measurements by level at December 31, 2012 and December 31, 2011 for assets and liabilities measured at fair value on a recurring basis *(in thousands)*:

		Fair Value Measurements Using		
December 31, 2012	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 66,701	$ 66,701	$ —	$—
Restricted cash and cash equivalents	11,563	11,563	—	—
Marketable equity securities	107,250	107,250	—	—
Corporate debt securities	62,876	—	62,876	—
Commercial mortgage-backed securities	48,063	—	48,063	—
U.S. Treasury securities	16,604	16,604	—	—
State and municipal securities	7,664	—	7,664	—
Total financial assets	$320,721	$202,118	$118,603	$—

		Fair Value Measurements Using		
December 31, 2011	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 61,008	$ 61,008	$ —	$—
Restricted cash and cash equivalents	50,587	50,587	—	—
Marketable equity securities	85,051	85,051	—	—
Corporate debt securities	34,074	—	34,074	—
Commercial mortgage-backed securities	33,904	—	33,904	—
U.S. Treasury securities	8,070	8,070	—	—
State and municipal securities	7,577	—	7,577	—
Total financial assets	$280,271	$204,716	$75,555	$—

Note 10 - Property and Equipment

Property and equipment, at cost, consists of the following:

	December 31,	
	2012	2011
	(in thousands)	
Land	$ 50,711	$ 47,195
Leasehold improvements	90,925	88,204
Buildings and improvements	396,228	390,973
Furniture and equipment	126,288	123,613
Construction in progress	11,303	9,538
	675,455	659,523
Less: Accumulated depreciation	(254,548)	(229,872)
	$ 420,907	$ 429,651

Note 11 - Notes Receivable

At December 31, 2012 and 2011, we have notes receivable from managed and other long-term health care centers totaling $21,789,000 and $22,449,000, respectively, reflected in the accompanying consolidated balance sheets. The notes are first and second mortgages with interest rates ranging from prime plus 2% to 10.5% fixed rate with periodic payments required prior to maturity. The notes mature in the years from 2013 through 2016. The proceeds of the notes were used by the long-term health care centers for construction costs, development costs incurred during construction, and working capital.

Note 12 - Long-Term Debt

Long-Term Debt

Long-term debt consists of the following *(dollars in thousands)*:

	Weighted Average Interest Rate	Maturities	December 31, 2012	December 31, 2011
Revolving Credit Facility, interest payable monthly	Variable, 0.9%	2013	$ —	$ —
Unsecured term note payable to National, interest payable quarterly, principal payable at maturity	Variable, 2.8%	2018	10,000	10,000
			10,000	10,000
Less current portion			—	—
			$10,000	$10,000

$75,000,000 Revolving Credit Agreement

Effective October 24, 2012, we extended the maturity of our Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which up to $5,000,000 may be utilized for letters of credit.

Borrowings bear interest at either (i) the Eurodollar rate plus 0.70% or (ii) the base rate. Letter of credit fees are equal to 0.70% times the maximum amount available to be drawn under outstanding letters of credit. The rates and fees are unchanged from those in effect prior to the extension.

Commitment fees are payable on the daily unused portion of the Credit Facility at a rate of twenty (20) basis points per annum. NHC is permitted to prepay the loans outstanding under the Credit Facility at any time, without penalty.

The Credit Facility matures on October 23, 2013. Between 90 and 120 days prior to the maturity date, NHC may request the extension of the maturity date. If the Lender elects to consent to such extension, subject to certain conditions, the maturity date will be extended to the date which is 364 days after the then maturity date.

NHC's obligations under the Credit Agreement are guaranteed by certain NHC subsidiaries and are secured by pledges by NHC and the guarantors of (i) 100% of the equity interests of domestic subsidiaries and (ii) up to 65% of the voting equity interests and 100% of the non-voting equity interests of foreign subsidiaries, in each case, held by NHC or the guarantors.

The Credit Agreement contains customary representations and warranties, and covenants, including covenants that restrict, among other things, asset dispositions, mergers and acquisitions, dividends, restricted payments, debt, liens, investments and affiliate transactions. The Credit Agreement contains customary events of default.

The Credit Facility is available for general corporate purposes, including working capital and acquisitions.

The aggregate maturities of long-term debt for the five years subsequent to December 31, 2012 are as follows:

	Long-Term Debt *(in thousands)*
2013	$ —
2014	—
2015	—
2016	—
2017	—
Thereafter	10,000
Total	$10,000

Note 13 - Income Taxes

The provision for income taxes is comprised of the following components:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Current Tax Provision			
Federal	$29,147	$29,311	$23,734
State	4,010	3,131	2,953
	33,157	32,442	26,687
Deferred Tax Provision			
Federal	162	1,220	1,386
State	4	145	199
	166	1,365	1,585
Income Tax Provision	$33,323	$33,807	$28,272

The deferred tax assets and liabilities, consisting of temporary differences tax effected at the respective income tax rates, are as follows:

	December 31,	
	2012	2011
	(in thousands)	
Current deferred tax asset:		
Allowance for doubtful accounts receivable	$ 1,022	$ 1,174
Accrued expenses	7,490	7,946
	8,512	9,120
Current deferred tax liability:		
Unrealized gains on marketable securities	(31,154)	(22,058)
Other	(1,832)	(1,588)
	(32,986)	(23,646)
Net current deferred tax liability	$(24,474)	$(14,526)
Noncurrent deferred tax asset:		
Financial reporting depreciation in excess of tax depreciation	$ 4,086	$ 968
Deferred gain on sale of assets (net)	(3,135)	(3,135)
Tax basis intangible asset in excess of financial reporting basis	663	968
Stock-based compensation	1,682	1,283
Long-term investments	(1,387)	157
Accrued expenses	2,132	2,129
Deferred revenue	6,523	7,797
Net noncurrent deferred tax asset	$ 10,564	$ 10,167

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Tax provision at federal statutory rate	$31,948	$34,258	$28,338
Increase (decrease) in income taxes resulting from:			
State, net of federal benefit	3,173	3,185	2,897
Nondeductible expenses	118	188	169
Insurance expense	39	26	(133)
Other, net	823	57	62
Unrecognized tax benefits	409	85	660
Expiration of statute of limitations	(3,187)	(3,992)	(3,721)
	1,375	(451)	(66)
Effective income tax expense	$33,323	$33,807	$28,272

The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option exercise price. During 2012, 2011 and 2010, $(267,000), $(52,000), and $154,000, respectively, attributable to the tax benefit of stock options exercised and restricted stock, was credited to additional paid-in capital.

Our deferred tax assets have been evaluated for realization based on historical taxable income, tax planning strategies, the expected timing of reversals of existing temporary differences and future taxable income anticipated. Our deferred tax assets are more likely than not to be realized in full due to the existence of sufficient taxable income of the appropriate character under the tax law. As such, there is no need for a valuation allowance.

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for unrecognized tax benefits related to uncertain tax positions. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities. We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 *Income Taxes*. Our liabilities for unrecognized tax benefits are presented in the consolidated balance sheets within other noncurrent liabilities.

Also under ASC Topic 740, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

In accordance with current guidance, the Company has established a liability for unrecognized tax benefits, which are differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this Interpretation. Generally a liability is created for an unrecognized tax benefit because it represents a company's potential future obligation to a taxing authority for a tax position that was not recognized per above.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Deferred Tax Asset	Liability For Unrecognized Tax Benefits	Liability For Interest and Penalties	Liability Total
Balance, January 1, 2010	$11,894	$17,275	$ 5,358	$22,633
Additions based on tax positions related to the current year	—	1,094	144	1,238
Reductions for tax positions of prior years	(1,510)	(1,356)	67	(1,289)
Reductions for statute of limitation expirations	(295)	(2,502)	(1,219)	(3,721)
Balance, December 31, 2010	10,089	14,511	4,350	18,861
Additions based on tax positions related to the current year	—	1,452	183	1,635
Additions for tax positions of prior years	(70)	189	(449)	(260)
Reductions for statute of limitation expirations	(93)	(2,387)	(1,605)	(3,992)
Balance, December 31, 2011	9,926	13,765	2,479	16,244
Additions based on tax positions related to the current year	—	1,695	185	1,880
Additions for tax positions of prior years	728	845	170	1,015
Reductions for statute of limitation expirations	(1,999)	(4,309)	(940)	(5,249)
Balance, December 31, 2012	$ 8,655	$11,996	$ 1,894	$13,890

During the year ended December 31, 2012, we have recognized a $4,309,000 decrease in unrecognized tax benefits (including $1,999,000 of temporary differences and $2,310,000 of permanent differences) and an accompanying $940,000 decrease of related interest and penalties due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $3,187,000 composed of $2,310,000 tax and $707,000 interest and penalties on permanent differences and $170,000 interest and penalties on temporary differences.

At December 31, 2012, we had $11,996,000 of unrecognized tax benefits, composed of $8,292,000 of deferred tax assets and $3,704,000 of permanent differences. Accrued interest and penalties of $1,894,000 related to unrecognized tax benefits at December 31, 2012. Unrecognized tax benefits of $3,704,000, net of federal benefit, at December 31, 2012, attributable to permanent differences, would favorably impact our effective tax rate if recognized. Accrued interest and penalties of $1,531,000 relate to these permanent differences at December 31, 2012. We do not expect to recognize significant increases or decreases in unrecognized tax benefits within the twelve months beginning December 31, 2012, except for the effect of decreases related to the lapse of statute of limitations estimated at $2,707,000, composed of temporary differences of $1,722,000, and permanent differences of $985,000. Interest and penalties of $602,000 relate to these temporary and permanent difference changes within 12 months beginning December 31, 2012.

During the year ended December 31, 2011, we have recognized a $2,387,000 decrease in unrecognized tax benefits (including $-0- of temporary differences and $2,387,000 of permanent differences) and an accompanying $1,605,000 decrease of related interest and penalties due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $3,992,000 composed of $2,387,000 tax and $1,605,000 interest and penalties on permanent differences and $-0- interest and penalties on temporary differences.

At December 31, 2011, we had $13,765,000 of unrecognized tax benefits, composed of $9,308,000 of deferred tax assets and $4,457,000 of permanent differences. Accrued interest and penalties of $2,479,000 related to unrecognized tax benefits at December 31, 2011. Unrecognized tax benefits of $4,457,000, net of federal benefit, at December 31, 2011, attributable to permanent differences, would favorably impact our effective tax rate if recognized. Accrued interest and penalties of $1,650,000 relate to these permanent differences at December 31, 2011.

During the year ended December 31, 2010, we have recognized a $2,502,000 decrease in unrecognized tax benefits (including $-0- of temporary differences and $2,502,000 of permanent differences) and an accompanying $1,219,000 decrease of related interest and penalties due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $3,721,000 composed of $2,502,000 tax and $1,219,000 interest and penalties on permanent differences and $-0- interest and penalties on temporary differences.

At December 31, 2010, we had $14,511,000 of unrecognized tax benefits, composed of $9,048,000 of deferred tax assets and $5,463,000 of permanent differences. Accrued interest and penalties of $4,350,000 related to unrecognized tax benefits at December 31, 2010. Unrecognized tax benefits of $5,463,000, net of federal benefit, at December 31, 2010, attributable to permanent differences, would favorably impact our effective tax rate if recognized. Accrued interest and penalties of $1,931,000 relate to these permanent differences at December 31, 2010.

Interest and penalties expense related to U.S. federal and state income tax returns are included within income tax expense. Interest and penalties expense (benefit) was $(585,000); $(1,871,000); and $(1,008,000); for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2009 (with few state exceptions). Currently, there are no U.S. federal and state returns under examination.

Note 14 - Stock-Based Compensation

NHC recognizes stock-based compensation for all stock options and restricted stock granted over the requisite service period using the fair value for these grants as estimated at the date of grant either using the Black-Scholes pricing model for stock options or the quoted market price for restricted stock.

The 2005 and 2010 Stock-Based Compensation Plans

The Compensation Committee of the Board of Directors ("the Committee") has the authority to select the participants to be granted options; to designate whether the option granted is an incentive stock option ("ISO"), a non–qualified option, or a stock appreciation right; to establish the number of shares of common stock that may be issued upon exercise of the option; to establish the vesting provision for any award; and to establish the term any award may be outstanding. The exercise price of any ISO's granted will not be less than 100% of the fair market value of the shares of common stock on the date granted and the term of an ISO may not be any more than ten years. The exercise price of any non–qualified options granted will not be less than 100% of the fair market value of the shares of common stock on the date granted unless so determined by the Committee.

In May 2005, our stockholders approved the 2005 Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan ("the 2005 Plan") pursuant to which 1,200,000 shares of our common stock were available to grant as stock-based payments to key employees, directors, and non-employee consultants. At December 31, 2012, 145,620 shares were available for future grants under the 2005 Plan.

In May 2010, our stockholders approved the 2010 Omnibus Equity Incentive Plan ("the 2010 Plan") pursuant to which 1,200,000 shares of our common stock were available to grant as stock-based payments to key employees, directors, and non-employee consultants. At December 31, 2012, 470,732 shares were available for future grants under the 2010 Plan.

Under both the 2005 and 2010 Plans, the individual restricted stock and option grant awards vest over periods up to five years. The term of the options outstanding under both Plans is five years from the date of the grant. Our policy is to issue new shares to satisfy option exercises.

Additionally, we have an employee stock purchase plan that allows employees to purchase our shares of stock through payroll deductions. The plan allows employees to terminate participation at any time.

Compensation expense is recognized only for the awards that ultimately vest. Stock-based compensation totaled $2,366,000, $2,751,000, and $321,000 for the years ended December 31, 2012, 2011, and 2010, respectively. The expense for the 2012 year consisted of $2,159,000 for stock options and $207,000 for restricted stock.

At December 31, 2012, we had $5,878,000 of unrecognized compensation cost related to unvested stock-based compensation awards, which consisted of $5,392,000 for stock options and $486,000 for restricted stock. This expense will be recognized over the remaining weighted average vesting period, which is approximately 3.2 years for stock options and 1.3 years for restricted stock. Stock-based compensation is included in salaries, wages and benefits in the consolidated statements of income. Tax deductions for the options exercised and restricted stock vested totaled $404,000, $1,054,000, and $691,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Stock Options

The Company is required to estimate the fair value of stock-based awards on the date of grant. The fair value of each option award is estimated using the Black–Scholes option valuation model with the weighted average assumptions indicated in the following table. Each grant is valued as a single award with an expected term based upon expected employment and termination behavior. Compensation cost is recognized over the requisite service period in a manner consistent with the option vesting provisions. The straight–line attribution method requires that compensation expense is recognized at least equal to the portion of the grant–date fair value that is vested at that date. The expected volatility is derived using weekly historical data for periods immediately preceding the date of grant. The risk–free interest rate is the approximate yield on the United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The following table summarizes the assumptions used to value the options granted in the periods shown.

	Year Ended December 31,		
	2012	**2011**	**2010**
Risk-free interest rate	0.28%	2.02%	1.88%
Expected volatility	38.8%	23.7%	25.3%
Expected life, in years	2.1 years	4.8 years	4.5 years
Expected dividend yield	2.91%	3.62%	3.55%

The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2010	385,305	$44.78	$ —
Options granted	180,485	35.55	—
Options exercised	(72,149)	36.69	—
Options cancelled	(21,314)	32.01	—
Options outstanding at December 31, 2010	472,327	43.07	—
Options granted	1,264,719	46.58	—
Options exercised	(224,969)	37.30	—
Options cancelled	(30,000)	44.25	—
Options outstanding at December 31, 2011	1,482,077	46.92	—
Options granted	63,516	44.28	—
Options exercised	(295,371)	45.41	—
Options cancelled	(115,620)	50.99	—
Options outstanding at December 31, 2012	1,134,602	$46.75	$711,000
Options exercisable	197,602	$47.03	$402,000

Options Outstanding December 31, 2012	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
28,800	$37.70	$37.70	1.3
1,015,802	$44.80 - $46.69	$46.58	3.2
90,000	$51.50	$51.50	0.3
1,134,602		$46.75	3.0

At December 31, 2012, 197,602 options outstanding are exercisable. Exercise prices on the options range from $37.70 to $51.50. The weighted average remaining contractual life of all options outstanding at December 31, 2012 is 2.9 years. The total intrinsic value of shares exercised during the year ended December 31, 2012 was $562,000.

Restricted Stock

The following table summarizes restricted stock activity:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested restricted shares at January 1, 2010	—	$ —	—
Award shares granted	30,000	34.46	—
Award shares vested	—	—	—
Unvested restricted shares at December 31, 2010	30,000	34.46	—
Award shares granted	—	—	—
Award shares vested	6,000	34.46	—
Unvested restricted shares at December 31, 2011	24,000	34.46	—
Award shares granted	—	—	—
Award shares vested	6,000	34.46	—
Unvested restricted shares at December 31, 2012	18,000	$34.46	$226,000

The weighted average remaining contractual life of restricted stock at December 31, 2012 is 1.3 years.

Note 15 - Contingencies and Guarantees

Accrued Risk Reserves

We are self-insured for risks related to health insurance and have wholly-owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims both for our owned or leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims totals $110,331,000 and $98,732,000 at December 31, 2012 and 2011, respectively. This liability is classified as current based on the uncertainty regarding the timing of potential payments. The liability is included in accrued risk reserves in the consolidated balance sheets. The amounts are subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

As a result of the terms of our insurance policies and our use of wholly-owned limited purpose insurance companies, we have retained significant insurance risk with respect to workers' compensation and general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. Such estimates are based on many variables including historical and statistical information and other factors.

Workers' Compensation

For workers' compensation, we utilize a wholly-owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third-party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long-term care industry. Business is written on a direct basis. For direct business, coverage is written for statutory limits and the insurance company's losses in excess of $1,000,000 per claim are covered by reinsurance.

For these workers' compensation insurance operations, the premium revenues reflected in the consolidated financial statements as other revenues for 2012, 2011 and 2010, respectively, are $5,438,000, $4,910,000, and $5,122,000. Associated losses and expenses are reflected in the consolidated financial statements as salaries, wages and benefits.

General and Professional Liability Insurance and Lawsuits

The long term care industry has experienced significant increases in both the number of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2012, we and/or our managed centers are currently defendants in 31 such claims covering the years 2005 through December 31, 2012.

In 2002, due to the unavailability and/or prohibitive cost of third-party professional liability insurance coverage, we established and capitalized a wholly-owned licensed liability insurance company incorporated in the Cayman Island, for the purpose of managing our losses related to these risks. Thus, since 2002, insurance coverage for incidents occurring at all NHC owned providers, and most providers managed by us, is provided through this wholly-owned insurance company.

Insurance coverage for all years includes both primary policies and excess policies. Beginning in 2003, both primary and excess coverage is provided through our wholly-owned insurance company. The primary coverage is in the amount of $1.0 million per incident, $3.0 million per location with an annual primary policy aggregate limit that is adjusted on an annual basis. The excess coverage is $7.5 million annual excess in the aggregate applicable to years 2005-2007, $9.0 million annual excess in the aggregate for years 2008-2010 and $4.0 million excess per occurrence for 2011 and 2012.

Beginning in 2008 and continuing through 2012, additional insurance is purchased through third party providers that serve to supplement the coverage provided through our wholly-owned captive insurance company.

For these professional liability insurance operations, the premium revenues reflected in the consolidated financial statements as other revenues for 2012, 2011 and 2010, respectively, are $4,203,000, $4,383,000, and $4,443,000. Associated losses and expenses including those for self-insurance are included in the consolidated financial statements as other operating costs and expenses.

SeniorTrust of Florida, Inc. Lawsuit

On September 4, 2012, SeniorTrust of Florida, Inc. ("SeniorTrust"), a Tennessee non-profit corporation, and ten non-profit limited liability company subsidiaries of SeniorTrust (the "SeniorTrust Subsidiaries") filed a lawsuit against the Company and another party. The complaint of SeniorTrust and the SeniorTrust Subsidiaries alleges that the Company and another party exercised dominion and control over SeniorTrust, the SeniorTrust Subsidiaries and their board of directors for a period prior to sometime in 2008 and that the Company and another party used that control to cause one of SeniorTrust Subsidiaries to enter into sale, purchase, financing and management transactions with the Company and another party on terms adverse to SeniorTrust and one or more SeniorTrust Subsidiaries. As part of its complaint, SeniorTrust and the SeniorTrust Subsidiaries seek a declaratory judgment and assert claims for breach of fiduciary duty, fraud, conflict of interest, conversion, and unjust enrichment. They claim that they have sustained substantial compensatory and punitive damages.

At December 31, 2012, NHC provides management services to seven skilled nursing centers for SeniorTrust and the SeniorTrust subsidiaries. NHC has provided management services to these entities since 2005. The Company adamantly denies the claims made by SeniorTrust and the SeniorTrust Subsidiaries and intends to vigorously defend against their complaint.

ElderTrust of Florida, Inc. Lawsuit

On January 16, 2013, we received notice that the receiver of ElderTrust of Florida, Inc. ("ElderTrust"), a Tennessee non-profit corporation, had filed a lawsuit against the Company and another party. The complaint primarily asserts that the Company and another party caused ElderTrust to enter into transactions on adverse terms.

At December 31, 2012, NHC provides management services to seven skilled nursing centers for ElderTrust. NHC has provided management services to these entities since 2002. The Company adamantly denies the claims made by ElderTrust and intends to vigorously defend against its complaint.

Other Matters

On July 24, 2009, the Company received a civil investigative demand from the Tennessee Attorney General's Office, requesting production of documents related to NHC's business relationships with non-profit entities. The Company has responded to the demand and complied as required with the terms of the demand.

Debt Guarantees

At December 31, 2012, no agreement to guarantee the debt of other parties exists.

Note 16 - Equity Method Investment in Caris HealthCare, L.P.

As of December 31, 2012, we have a 75.1% non-controlling ownership interest in Caris, a business that specializes in hospice care services in NHC owned health care centers and in other settings. The carrying value of our investment is $38,463,000 and $19,215,000 at December 31, 2012 and 2011, respectively. The carrying amounts are included in investments in limited liability companies in the consolidated balance sheets. Summarized financial information of Caris for the years ended December 31, 2012, 2011, and 2010 is provided below.

	December 31,		
	2012	2011	2010
		(in thousands)	
Current assets	$30,894	$18,219	$20,257
Noncurrent assets	8,395	978	599
Liabilities	9,306	7,623	7,988
Partners' capital	29,983	11,574	12,868
Revenue	57,824	44,454	43,896
Expenses	39,177	28,018	26,200
Net income	18,647	16,436	17,696

Increased Ownership Percentage

On January 1, 2012, we assigned our membership interest in Solaris Hospice to Caris in exchange for an additional 2.7% limited partnership interest. At January 1, 2012, the carrying value of the assets and liabilities of the eight Solaris Hospice entities was $4,311,000. In accordance with ASC 810, *Consolidation*, the carrying values have been reclassified to "investments in limited liability companies" in our December 31, 2012 consolidated balance sheet. Of the carrying values that were reclassified, $2,945,000 was previously recorded goodwill.

On June 1, 2012, we acquired an additional 7.5% limited partnership interest in Caris for $7.5 million.

Consolidation Considerations

Due to our increased ownership percentage in Caris, we have considered whether Caris should be consolidated by NHC under the guidance provided in ASC Topic 810, *Consolidation*. We do not consolidate Caris because (1) Caris' equity at risk is sufficient to finance its activities without additional subordinated financial support, (2) the general partner of the Partnership has the power to direct the activities that most significantly impact the economic performance of Caris, and (3) the equity holders of Caris possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) the ownership percentage of the general partner did not change and remains equally divided between NHC and another party, (2) the general partner manages and controls the Partnership with full and complete discretion, and (3) the limited partners have no right or power to take part in the control of the business of the Partnership, which is where our ownership percentage increases have occurred.

Note 17 - Commitments

Asset Purchase Commitment

On December 26, 2012, we entered into a Purchase and Sale Agreement to purchase six skilled health care centers from NHI. The six centers, which are located in Columbia (2), Knoxville and Springfield, Tennessee; Madisonville, Kentucky and Rossville, Georgia, have been leased by NHC since 1991 and have a total of 650 beds. The purchase price is $21 million and the transaction is expected to close on December 31, 2013. With the purchase of the six skilled health care centers, NHC's master lease payment will decrease by $2.95 million in 2014.

Lease Commitments

On December 26, 2012, we extended our master lease agreement with NHI through 2026. Operating expenses for the years ended December 31, 2012, 2011, and 2010 include expenses for leased premises and equipment under operating leases of $39,355,000, $39,736,000, and $38,086,000, respectively. See Note 2 for the approximate future minimum rent commitments on non-cancelable operating leases with NHI.

Note 18 - Variable Interest Entity

Accounting guidance requires that a variable interest entity ("VIE"), according to the provisions of ASC Topic 810, *Consolidation*, must be consolidated by the primary beneficiary. The primary beneficiary is the party that has both the power to direct activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. We perform ongoing qualitative analysis to determine if we are the primary beneficiary of a VIE. At December 31, 2012, we are the primary beneficiary of one VIE and therefore consolidate that entity.

Springfield, Missouri Lease

In December 2010, we signed an operating agreement to lease Springfield Rehabilitation and Health Care Center, a 120-bed skilled heath care center located in Springfield, Missouri. The terms of the lease include a ten year lease and include five additional, five year lease options as well as a purchase option. The operating lease agreement was established on the same date third party owners purchased the real estate of the 120-bed skilled health care center. The third party owners purchased the real estate for $4,500,000, which is the amount NHC loaned the owners to purchase the facility under the terms of the lease agreement and the mortgage note. The risks and rewards associated with the operations of the health care center and any appreciation or deprecation in the value of the real estate of the facility is borne by NHC. At December 31, 2012 and 2011, the $4,500,000 mortgage note receivable from the third party owners is eliminated in our consolidated financial statements. Land and buildings and improvements of $4,500,000 have been recorded in our consolidated financial statements, as well as the operations of the center since December 1, 2010, because we are the primary beneficiary in the relationship.

Note 19 - Series A Convertible Preferred Stock

On October 31, 2007, NHC issued $170,555,000 of NHC Series A Convertible Preferred Stock (the "Preferred Stock") with a liquidation preference of $15.75. Each share of the Preferred Stock is entitled to annual preferred dividends of $0.80 per share. Dividends on the Preferred Stock are cumulative.

The Preferred Stock, which is listed on the NYSE MKT exchange with the symbol "NHC.PRA", is convertible at any time at the option of the stockholder into NHC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 of a share of NHC common stock. After the fifth anniversary of the closing date, NHC will have the option to redeem the Preferred Stock, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC common stock splits or stock dividends.

Note 20 - Series B Junior Participating Preferred Stock

On August 2, 2007, the NHC Board of Directors approved the adoption of a stockholder rights plan and declared a dividend distribution of one right (a "Right") for each outstanding share of NHC common stock to stockholders of record at the close of business on August 2, 2007. Each Right entitles the registered holder to purchase from NHC a unit consisting of one one-ten thousandth of a share of Series B Junior Participating Preferred Stock, $0.01 par value at a purchase price of $250 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a rights agreement between NHC and Computershare Trust Company, N.A., as rights agent, dated as of August 2, 2007, as may be amended, restated or otherwise modified from time to time. No shares have been issued pursuant to this stockholder rights plan.

Note 21 - Selected Quarterly Financial Data
(unaudited, in thousands, except per share amounts)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Operating Revenues	$190,086	$187,765	$189,368	$194,043
Income Before Non-Operating Income	14,742	16,487	16,671	18,135
Non-Operating Income	5,868	5,907	6,771	6,699
Net Income	12,676	13,614	17,233	14,434
Preferred Dividends	2,168	2,168	2,167	2,168
Net Income Available to Common Stockholders	10,508	11,446	15,066	12,266
Basic Earnings Per Share	0.76	0.83	1.09	.88
Diluted Earnings Per Share	0.76	0.82	1.04	.87

2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Operating Revenues	$192,948	$190,783	$197,064	$192,742
Income Before Non-Operating Income	25,881	17,040	17,944	16,481
Non-Operating Income	4,561	5,155	5,140	5,677
Net Income	18,724	13,611	17,211	14,526
Preferred Dividends	2,168	2,168	2,167	2,168
Net Income Available to Common Stockholders	16,556	11,443	15,044	12,358
Basic Earnings Per Share	1.21	.83	1.09	.89
Diluted Earnings Per Share	1.15	.83	1.05	.88

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2012, the Chief Executive Officer and Principal Accounting Officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation

We have audited National HealthCare Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National HealthCare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National HealthCare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National HealthCare Corporation as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended and our report dated February 15, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
February 15, 2013

Changes in Internal Control

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management, including our Chief Executive Officer and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHC have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information in our definitive 2013 proxy statement set forth under the captions *Directors of the Company* and *Executive Officers of the Company* is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in our definitive 2013 proxy statement set forth under the caption *Compensation Discussion & Analysis* is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in our definitive 2013 proxy statement set forth under the captions *Section 16(A) Beneficial Ownership Reporting Compliance* is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information in our definitive 2013 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in our definitive 2013 proxy statement set forth under the caption *Report of the Audit Committee* is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedule:

NATIONAL HEALTHCARE CORPORATION
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance-Beginning of Period	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance-End of Period
For the year ended December 31, 2010					
Allowance for doubtful accounts	$ 3,502	$ 2,256	$—	$ 1,816[1]	$ 3,942
Accrued risk reserve	$107,456	$60,640	$—	$63,037	$105,059
For the year ended December 31, 2011					
Allowance for doubtful accounts	$ 3,942	$ 2,430	$—	$ 2,659[1]	$ 3,713
Accrued risk reserve	$105,059	$60,202	$—	$66,529	$ 98,732
For the year ended December 31, 2012					
Allowance for doubtful accounts	$ 3,713	$ 2,455	$—	$ 3,002[1]	$ 3,166
Accrued risk reserve	$ 98,732	$67,900	$—	$56,301	$110,331

[1] Amounts written off, net of recoveries

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits:

(a) Reference is made to the Exhibit Index, which is found within this Form 10-K Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION



Date: February 15, 2013

BY: ____________________
Robert G. Adams
Chairman
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 15, 2013	/s/ ROBERT G. ADAMS ROBERT G. ADAMS *Chief Executive Officer*
Date: February 15, 2013	/s/ DONALD K. DANIEL DONALD K. DANIEL *Senior Vice President and Controller* *Principal Accounting Officer* *(Principal Financial Officer)*
Date: February 15, 2013	/s/ J. PAUL ABERNATHY J. PAUL ABERNATHY *Director*
Date: February 15, 2013	/s/ W. ANDREW ADAMS W. ANDREW ADAMS *Director*
Date: February 15, 2013	/s/ ERNEST G. BURGESS ERNEST G. BURGESS *Director*
Date: February 15, 2013	/s/ EMIL E. HASSAN EMIL E. HASSAN *Director*
Date: February 15, 2013	/s/ RICHARD F. LAROCHE, JR. RICHARD F. LAROCHE, JR. *Director*
Date: February 15, 2013	/s/ LAWRENCE C. TUCKER LAWRENCE C. TUCKER *Director*

NATIONAL HEALTHCARE CORPORATION AND SUBSIDIARIES
FORM 10-K FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012
EXHIBIT INDEX

Exhibit No.	Description	Page No. or Location
2.1	Agreement and Plan of Merger, dated December 20, 2006, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHC and NHR	Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K, filed with the SEC on December 20, 2006
2.2	Amendment and Waiver No. 1 to Agreement and Plan of Merger, dated April 6, 2007, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHC and NHR	Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed on April 11, 2007
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated August 3, 2007, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHC and NHR	Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed on August 6, 2007
3.1	Certificate of Incorporation of National HealthCare Corporation	Incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form S-4 (File No. 333-37185) dated October 3, 1997)
3.2	Certificate of Amendment to the Certificate of Incorporation of National HealthCare Corporation	Incorporated by reference to Exhibit 3.2 to the Registrant's registration statement on Form 8-A, dated October 31, 2007)
3.3	Certificate of Designations of Series A Convertible Preferred Stock of National HealthCare Corporation	Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed on December 20, 2006
3.4	Certificate of Designation Series B Junior Participating Preferred Stock	Incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form 8-A, dated August 3, 2007
3.5	By-laws	Specifically incorporated by reference to Exhibit A attached to Form S-4, (Proxy Statement-Prospectus), amended, Registration No. 333-37185, (December 5, 1997)
4.1	Form of Common Stock	Specifically incorporated by reference to Exhibit A attached to Form S-4, (Proxy Statement-Prospectus), amended, Registration No. 333-37185, (December 5, 1997)
4.2	Form of Series A Convertible Preferred Stock Certificate	Incorporated by reference to Exhibit A to Exhibit 3.5 to the Registrant's registration statement on Form 8-A, dated October 31, 2007)
4.3	Rights Agreement, dated as of August 2, 2007, between National HealthCare Corporation and Computershare Trust Company, N.A.	Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form 8-A, dated August 3, 2007

Exhibit No.	Description	Page No. or Location
10	Material Contracts	Incorporated by reference from Exhibits 10.1 thru 10.9 attached to Form S-4, (Proxy Statement-Prospectus), as amended, Registration No. 333-37185 (December 5, 1997)
10.11	Employee Stock Purchase Plan	Specifically incorporated by reference to Exhibit A attached to Form S-4), Proxy Statement-Prospectus), amended, Registration No. 333-37185, (December 5, 1997)
10.12	1997 Stock Option Plan	Incorporated by reference from 1997 Proxy Statement/Prospectus filed on December 5, 1997
10.13	2004 Non-Qualified Stock Option Plan	Incorporated by reference from 2005 Proxy Statement filed on March 28, 2005
10.14	2005 Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan	Incorporated by reference from 2005 Proxy Statement filed on March 28, 2005
10.15	Amendment No. 1 to Master Operating Lease between NHR/OP, L.P. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.15 from 2005 Form 10-K filed March 16, 2006
10.16	Amendment No. 2 to Master Operating Lease between NHR/OP, L.P. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.16 from 2005 Form 10-K filed March 16, 2006
10.17	Amendment No. 3 to Master Operating Lease between NHR/OP, L.P. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.17 from 2005 Form 10-K filed March 16, 2006
10.18	Amendment No. 4 to Master Operating Lease between NHR/OP, L.P. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.18 from 2005 Form 10-K filed March 16, 2006
10.19	Amendment No. 1 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCorp L.P.	Incorporated by reference to Exhibit 10.19 from 2005 Form 10-K filed March 16, 2006
10.20	Amendment No. 2 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.20 from 2005 Form 10-K filed March 16, 2006
10.21	Amendment No. 3 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.21 from 2005 Form 10-K filed March 16, 2006
10.22	Amendment No. 4 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.22 from 2005 Form 10-K filed March 16, 2006

Exhibit No.	Description	Page No. or Location
10.23	Amendment No. 5 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.23 from 2005 Form 10-K filed March 16, 2006
10.24	Letter Agreement dated December 15, 2006, between NHC and AdamsMark, L.P.	Incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 16, 2007
10.25	2002 Stock Option Plan	Incorporated by reference to Exhibit B to Schedule 14A filed on March 1, 2002
10.24	Credit Agreement, dated October 30, 2007, between National HealthCare Corporation and Bank of America, N.A	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on November 2, 2007
10.25	First Amendment to Credit Agreement dated October 28, 2009 between National HealthCare Corporation and Bank of America, N.A.	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on October 17, 2009
10.26	Second Amendment to Credit Agreement dated October 27, 2010 between National HealthCare Corporation and Bank of America, N.A.	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on October 27, 2010.
10.27	National HealthCare Corporation's 2010 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit A to 2010 Proxy Statement filed April 1, 2010.
10.28	Amended NHC Executive Officer Performance Based Compensation Plan	Incorporated by reference to Exhibit B to 2010 Proxy Statement filed April 1, 2010.
10.29	Third Amendment to Credit Agreement dated October 26, 2010 between National HealthCare Corporation and Bank of America, N.A.	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on October 26, 2010
10.30	Fourth Amendment to Credit Agreement dated October 25, 2011 between National HealthCare Corporation and Bank of America, N.A.	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on October 25, 2011
10.31	Fifth Amendment to Credit Agreement dated October 24, 2012 between National HealthCare Corporation and Bank of America, N.A.	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's current report on Form 8-K filed on October 25, 2012

Exhibit No.	Description	Page No. or Location
14	Code of Ethics	Available at NHC's website www.nhccare.com or in print upon request to: National HealthCare Corp. Attn: Investor Relations P. O. Box 1398 Murfreesboro, TN 37133-1398 Telephone (615) 890-2020
21	Subsidiaries of Registrant	Filed Herewith
23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP	Filed Herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed Herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Accounting Officer	Filed Herewith
32	Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer and Principal Accounting Officer	Filed Herewith

Exhibit 21
Subsidiaries of the Registrant

Name	States
National HealthCare Corporation	DE, AL, FL, GA, KY, MO, SC, MA, NH, TN, VA
NHC/Delaware, Inc.	AL, DE, GA, KY, FL, MA, MO, SC, VA, TN
NHC/OP, L.P.	AL, DE, FL, GA, KY, MA, MO, NH, SC, TN, VA
National Health Realty, LLC	DE, AL, FL, IN, MO, SC, TN
Medical Personnel Services, LLC	TN
NHC Delaware Investments Inc.	DE
NHC HealthCare/Lake City, Inc.	FL
NHC HealthCare/Pensacola, Inc.	FL
National Health Corporation	AL, KY, FL, GA, MA, MO, NH, SC, TN, VA
Premier Group Ins. Co. (NHC Ins. Co.)	TN, AL, FL, GA, VA
Premier Plus Insurance Co.	Cayman Islands
National Health Foundation	TN
City Corporation	TN
City Center, Ltd.	TN
Knoxville Health Care Center, L.P.	TN
National Healthcare Center of Fort Oglethorpe, L.P.	TN, GA
Nutritional Support Services, L.P.	TN, AL, FL, MO, SC
Caris HealthCare L.P.	TN
National Hospice, Inc.	TN
NHC HealthCare/Anniston, LLC	AL
NHC Place/Anniston, LLC	AL
NHC HealthCare/Moulton, LLC	AL
NHC HealthCare/Rossville, LLC	GA
Chanute HealthCare Center, LLC	KS
Council Grove HealthCare Center, LLC	KS
Haysville HealthCare Center, LLC	KS
Larned HealthCare Center, LLC	KS
Sedgwick HealthCare Center, LLC	KS
NHC HealthCare/Glasgow, LLC	KY
NHC HealthCare/Madisonville, LLC	KY
Buckley HealthCare Center, LLC	MA
Holyoke HealthCare Center, LLC	MA
John Adams HealthCare Center, LLC	MA
Taunton HealthCare Center, LLC	MA
Charlevoix HealthCare Center, LLC	MO
Columbia HealthCare Center, LLC	MO
Joplin HealthCare Center, LLC	MO
NHC HealthCare/Desloge, LLC	MO
NHC HealthCare/Joplin, LLC	MO
NHC HealthCare/Kennett, LLC	MO
NHC Place/Lake St. Charles, LLC	MO
NHC HealthCare-Macon, LLC	MO
NHC HealthCare/Maryland Heights, LLC	MO
NHC HealthCare-Osage Beach, LLC	MO
NHC HealthCare-Springfield Missouri, LLC	MO
NHC HealthCare/St. Charles, LLC	MO
NHC HealthCare/West Plains, LLC	MO
NHC HealthCare/Town & Country	MO

Name	States
Heartland HealthCare Center, LLC	NH
Pearl Street HealthCare Center, LLC	NH
Villa Crest HealthCare Center, LLC	NH
Anderson HealthCare Center, LLC	SC
NHC HealthCare/Aiken, LLC	SC
NHC HealthCare/Anderson, LLC	SC
NHC HealthCare/Bluffton, LLC	SC
NHC HealthCare-Charleston, LLC	SC
NHC HealthCare/Clinton, LLC	SC
NHC HealthCare/Garden City, LLC	SC
NHC HealthCare/Greenville, LLC	SC
NHC HealthCare/Greenwood, LLC	SC
NHC HealthCare/Laurens, LLC	SC
NHC HealthCare/Lexington, LLC	SC
NHC HealthCare/Mauldin, LLC	SC
NHC HealthCare/North Augusta, LLC	SC
NHC HealthCare/Parklane, LLC	SC
NHC Place-Charleston, LLC	SC
The Palmettos of Parklane, LLC	SC
AdamsPlace, LLC	TN
NHC at Indian Path, LLC	DE
NHC HealthCare/Athens, LLC	TN
NHC HealthCare/Chattanooga, LLC	TN
NHC HealthCare/Columbia, LLC	TN
NHC HealthCare/Cool Springs, LLC	TN
NHC HealthCare/Dickson, LLC	TN
NHC HealthCare/Farragut, LLC	TN
NHC HealthCare/Franklin, LLC	TN
NHC HealthCare/Hendersonville, LLC	TN
NHC HealthCare/Hillview, LLC	TN
NHC HealthCare/Holston Hills, LLC	TN
NHC HealthCare/Johnson City, LLC	TN
NHC HealthCare/Knoxville, LLC	TN
NHC HealthCare/Lewisburg, LLC	TN
NHC HealthCare/McMinnville, LLC	TN
NHC HealthCare/Milan, LLC	TN
NHC HealthCare/Oakwood, LLC	TN
NHC HealthCare/Pulaski, LLC	TN
NHC HealthCare/Scott, LLC	TN
NHC HealthCare/Sequatchie, LLC	TN
NHC HealthCare/Smithville, LLC	TN
NHC HealthCare/Somerville, LLC	TN
NHC HealthCare/Sparta, LLC	TN
NHC HealthCare/Springfield, LLC	TN
NHC HealthCare-Sumner, LLC	TN
NHC HealthCare/Tullahoma, LLC	TN
The Health Center of Nashville, LLC	TN
The Health Center of Hermitage, LLC	TN
NHC HealthCare/Bristol, LLC	VA

Name	States
Arizona HealthCare Advisors, LLC	AZ
Georgia HealthCare Advisors, LLC	GA
Hudson HealthCare Advisors, LLC	FL
Kansas HealthCare Advisors, LLC	KS
Kentucky HealthCare Advisors, LLC	KY
Massachusetts HealthCare Advisors, LLC	MA
Missouri HealthCare Advisors, LLC	MO
New Hampshire HealthCare Facilities Advisors, LLC	NH
NHC Homecare Missouri, LLC	MO
NHC Homecare – South Carolina, LLC	SC
South Carolina HealthCare Advisors, LLC	SC
Standifer Place Properties, LLC	TN
Tennessee HealthCare Advisors, LLC	TN

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Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-129462 and No. 333-167685) of National HealthCare Corporation of our reports dated February 15, 2013, with respect to the consolidated financial statements and schedule of National HealthCare Corporation, and the effectiveness of internal control over financial reporting of National HealthCare Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 15, 2013

EXHIBIT 31.1

CERTIFICATION

I, Robert G. Adams, certify that:

1. I have reviewed this annual report on Form 10-K of National HealthCare Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ Robert G. Adams
Robert G. Adams
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Donald K. Daniel, certify that:

1. I have reviewed this annual report on Form 10-K of National HealthCare Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

/s/ Donald K. Daniel
Donald K. Daniel
Senior Vice President and Controller
(Principal Financial Officer)

Exhibit 32

Certification of Annual Report on Form 10-K of National HealthCare Corporation For The Year Ended December 31, 2012

The undersigned hereby certify, pursuant to 18 U.S.C. Section 906 of the Sarbanes-Oxley Act of 2002, that, to the undersigned's best knowledge and belief, the Annual Report on Form 10-K for National HealthCare Corporation ("Issuer") for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"):

(a) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

This Certification accompanies the Annual Report on Form 10-K of the Issuer for the annual period ended December 31, 2012.

This Certification is executed as of February 15, 2013.

/s/Robert G. Adams
Robert G. Adams
Chief Executive Officer

/s/ Donald K. Daniel
Donald K. Daniel
Principal Accounting Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Officers

DAVID L. LASSITER

SENIOR VICE PRESIDENT, CORPORATE AFFAIRS, 58
18 years with NHC.

DONALD K. DANIEL

SENIOR VICE PRESIDENT, CONTROLLER AND PRINCIPAL ACCOUNTING OFFICER, 66
36 years with NHC.

R. MICHAEL USSERY

CHIEF OPERATING OFFICER, 54
32 years with NHC. Mr. Ussery also served as senior regional vice president and a health care center administrator.

JOHN K. LINES

SENIOR VICE PRESIDENT AND GENERAL COUNSEL, 53
6 years with NHC.

D. GERALD COGGIN

SENIOR VICE PRESIDENT, ANCILLARY SERVICES AND CORPORATE RELATIONS, 61
40 years with NHC. He also served as a senior regional vice president and a health care center administrator.



JULIA W. POWELL

SENIOR VICE PRESIDENT, PATIENT SERVICES, 63
38 years with NHC. Ms. Powell also served as NHC nurse consultant and director of NHC's patient assessment computerized services.

STEPHEN F. FLATT

PRESIDENT, 56
7 years with NHC, serving as Senior Vice President of Development prior to becoming President in 2009.

ROBERT G. ADAMS

CHAIRMAN AND CEO, 66
39 years with NHC—9 years as CEO. Mr. Adams also served as President, Chief Operating Officer and Senior Vice President, Regional Vice President and a health care administrator.

CHARLOTTE A. SWAFFORD

SENIOR VICE PRESIDENT AND TREASURER, 65
40 years with NHC. Ms. Swafford also served as staff accountant, accounting manager and assistant treasurer.

Senior Regional Vice Presidents


GREG G. BIDWELL
Central Tennessee and Kentucky


D. DORAN JOHNSON
South Central Tennessee and Alabama


MICHAEL C. NEAL
New Hampshire and Massachusetts


M. RAY BLEVINS
East Tennessee, Georgia and Virginia


J. B. KINNEY, JR.
South Carolina


MELVIN J. RECTOR
Missouri and Kansas

Vice Presidents


CATHERINE E. REED
Homecare


JEFFREY R. SMITH
Treasury

Assistant Vice Presidents

CHRISTY J. BEARD
Nursing Informatics

ANN S. BENSON
To Counsel

BRIGITTE L. BURKE
Dietary Services

KATHY W. CAMPBELL
Partner Benefits

BRUCE K. DUNCAN
Health Planning

CHARLEEN D. FORSYTHE
Information Systems

BARBARA F. HARRIS
Operations

DONNIE P. HESTER
Workers Compensation

MARTHA L. HUGHEY
Reimbursement

LESLIE A. JOYNER
Health Information

N. BART KING
Chief Audit Executive

PHYLLIS F. KNIGHT
Payroll

JOHN D. MCKINNEY
Operational Accounting

JESSE W. MYATT
Information Systems

WAYNE L. OLIFF
Professional Liability

JOAN B. PHILLIPS
Rehabilitation

DEBBIE L. PRICE
Accounts Receivable

JUDY G. THOMASSON
Homecare Acquisitions and Accounting

STACIA H. VETTER
Long Term Care Insurance

CHRISTOPHER S. WEST
Human Resources

CHARLES J. WYSOCKI
Operations

CORPORATE HEADQUARTERS
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, Tennessee 37130
Phone: (615) 890-2020
Fax: (615) 890-0123

WEBSITE
www.nhccare.com

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
P. O. Box 43078
Providence, RI 02940-3078
800-568-3476
www.computershare.com

LISTED
NYSE-MKT
NHC
NHC PRA

ANNUAL STOCKHOLDERS' MEETING
City Center, 14th Floor
100 E. Vine Street
Murfreesboro, Tennessee
4:00 p.m. Central Time
Wednesday, May 8, 2013

ANNUAL REPORT ON FORM 10-K
Copies of our Annual Report on Form 10-K and all other Securities and Exchange Commission filings are available free of charge on our website or by writing us at the address listed above.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
150 Fourth Avenue North
Nashville, Tennessee 37219

Board of Directors

LAWRENCE C. TUCKER[1][2][3]

INDEPENDENT DIRECTOR, 70
Mr. Tucker joined the Board in 1998. He has been with Brown Brothers Harriman & Co. for 43 years and became a general partner of the firm in January 1979.

ERNEST G. BURGESS, III[1][2][3]

INDEPENDENT DIRECTOR, 74
Mr. Burgess joined the Board in 1992. He served as NHC's Senior Vice President of Operations for 20 years before retiring in 1994. He currently serves as Mayor of Rutherford County, Tennessee.

DR. J. PAUL ABERNATHY[1][2][3]

INDEPENDENT DIRECTOR, 77, CHAIRMAN—NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Dr. Abernathy joined the Board in 2003. He is a retired general surgeon. As a Lt. Col., he also served as a flight surgeon for the Homestead Air Force Base in Florida and Chief of Surgery for the United States Air Force at Keesler Air Force Base. He is a member of the American College of Surgeons.

EMIL E. HASSAN[1][2][3]

INDEPENDENT DIRECTOR, 67, CHAIRMAN, COMPENSATION COMMITTEE
Mr. Hassan joined the Board in 2004. He is a retired senior vice president of manufacturing, purchasing, quality and logistics for Nissan North America, Inc. He is the chairman of the Business/Education Partnership of Murfreesboro and Rutherford County and serves on the Finance Committee of the St. Thomas Health Board.



RICHARD F. LAROCHE, JR.[1][2][3]

INDEPENDENT DIRECTOR, 68, CHAIRMAN, AUDIT COMMITTEE
Mr. LaRoche joined the Board in 2002. He retired from NHC after 27 years of service, serving as secretary, general counsel and senior vice president. He currently serves on the boards of Cross Border Resources, Inc. and privately held Lodge Manufacturing Company.

ROBERT G. ADAMS

CHAIRMAN AND CEO, INSIDE DIRECTOR, 66
Mr. Adams joined the Board in 1992 and has served as Chairman since 2009. He has served NHC for 39 years—18 years as Senior Vice President, 10 years as Chief Operating Officer, 5 years as President and 9 years as CEO. He also served as a health care administrator and Regional Vice President for NHC.

W. ANDREW ADAMS

AFFILIATED DIRECTOR, 67
Mr. Adams joined the Board in 1974, serving as Chairman from 1994 to 2008. He served NHC for 32 years and resigned as President and CEO in 2004. He is currently chairman of the board of National Health Investors, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

NHC

NATIONAL HEALTHCARE CORPORATION

100 E. VINE STREET, MURFREESBORO, TN 37130 | PHONE: 615.890.2020 | NHCCARE.COM